     As filed with the Securities and Exchange Commission on July 11, 2002
                                                    Registration No. 333-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                               -----------------

                         THE COLONIAL BANCGROUP, INC.
            (Exact name of Registrant as specified in its charter)

                               -----------------

        Delaware                     6022                    63-0661573
(State of Incorporation)       (Primary Standard               (I.R.S.
                           Industrial Classification   Employer Identification
                                 Code Number)                   No.)

                        One Commerce Street, Suite 800
                           Montgomery, Alabama 36104
                                (334) 240-5000
           (Address of principal executive offices) (Telephone No.)

                               -----------------

                              William A. McCrary
                                General Counsel
                             Post Office Box 1108
                        Montgomery, Alabama 36101-1108
                    (Name and address of agent for service)

                               -----------------

                                  Copies to:

                 Willard H. Henson        John P. Greeley, Esq.
             Miller, Hamilton, Snider     Smith Mackinnon, P.A.
                  & Odom, L.L.C.
               One Commerce Street,     Citrus Center, Suite 800
                     Suite 305
             Montgomery, Alabama 36104   Orlando, Florida 32801
              Telephone: 334-834-5550    Telephone: 407-843-7300
              Facsimile: 334-265-4533    Facsimile: 407-843-2448

                               -----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective time of the proposed merger of Palm Beach National Holding Company ("Palm Beach") with and into the Registrant (the "Merger") as described in the Agreement and Plan of Merger, dated as of May 28, 2002, attached as Exhibit A to the Proxy Statement and Prospectus forming a part of this Registration Statement.
   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                                     Proposed         Proposed
                                                                     Maximum          Maximum        Amount of
                                                    Amount to be  Offering Price     Aggregate      Registration
Title of Each Class of Securities to be Registered Registered (1)    Per Unit    Offering Price (2)     Fee
----------------------------------------------------------------------------------------------------------------
     Common Stock, par value $2.50 per share......   7,558,111    Not Applicable    $43,743,673      $4,024.42
----------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) This Registration Statement covers the maximum number of shares of common stock of the Registrant which is expected to be issued in connection with the Merger.
(2) Estimated solely for purposes of calculating the registration fee and based, pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended, based upon the June 30, 2002 book value of $20.67 per share of 2,116,288 shares of company acquired, including 416,017 shares subject to employee stock options.

                               -----------------

   The Registrant hereby amends this Registration Statement on each such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
================================================================================

   LOGO

125 Worth Avenue
Suite 100
Palm Beach, Florida 33480

                      PALM BEACH NATIONAL HOLDING COMPANY
                               JULY       , 2002

Dear Shareholder:

   You are cordially invited to attend the Special Meeting of Shareholders of
Palm Beach National Holding Company, which will be held on       , 2002, at
       x.m. local time. The special meeting will be held at our main office, located at 125 Worth Avenue, Palm Beach, Florida.

   At the special meeting, you will be asked to consider and vote on approval of an Agreement and Plan of Merger, dated as of May 28, 2002, between Palm Beach and The Colonial BancGroup, Inc. The agreement provides for us to merge with BancGroup. In the merger, you will receive whole shares of BancGroup common stock in exchange for shares of Palm Beach common stock held by you. Each share of Palm Beach common stock outstanding at the effective time of the merger will be converted into the right to receive approximately $50.00 worth of BancGroup common stock. This amount is subject to adjustment based upon the market value of BancGroup common stock during the trading period shortly before the merger. Cash will be paid for any fractional shares.

   Please see the attached proxy statement and prospectus for a complete description of the terms of the merger and the formula for converting shares of Palm Beach common stock into shares of BancGroup common stock in the merger.

   Your board of directors has unanimously approved the agreement as being in the best interests of the Palm Beach shareholders and recommends that you vote in favor of the approval of the agreement.

   Additional information regarding the agreement, the merger, Palm Beach and BancGroup is set forth in the attached proxy statement. This document also serves as the prospectus for the shares of BancGroup common stock to be issued in connection with the merger. Please read these materials and carefully consider the information contained in them.

   The affirmative vote of the holders of a majority of the outstanding shares of Palm Beach common stock is required to approve the agreement. Accordingly, your vote is important no matter how large or small your holdings may be. Whether or not you plan to attend the special meeting, you are urged to complete, sign and promptly return the enclosed proxy card to assure that your shares will be voted at the special meeting. If you attend the special meeting, you may vote in person if you wish, and your proxy will not be used.

                                          Sincerely,

                                          /s/  H. Loy Anderson, Jr.

                                          H. LOY ANDERSON, JR.
                                          President and CEO

   LOGO

125 Worth Avenue
Suite 100
Palm Beach, Florida 33480

                      PALM BEACH NATIONAL HOLDING COMPANY

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                   To Be Held on       , 2002, at       .m.

   NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Palm Beach National Holding Company will be held at its main office at 125 Worth Avenue,
Palm Beach, Florida, on       , 2002, at        a.m., local time, for the
following purposes:

   1. Merger. To consider and vote upon the authorization, adoption and approval of the Agreement and Plan of Merger, dated May 28, 2002, by and between The Colonial BancGroup, Inc. and Palm Beach National Holding Company. Colonial BancGroup will be the surviving corporation in the merger. At the time of the merger, each share of your Palm Beach common stock will be converted into the right to receive the number shares of Colonial BancGroup common stock as determined in accordance with the terms of the Agreement and Plan of Merger, with cash paid in lieu of fractional shares at the market value of such fractional shares, as described more fully in the accompanying Proxy Statement and Prospectus. The Agreement is attached to the Proxy Statement and Prospectus as Appendix A.

   2. Other Matters. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

   We have fixed the close of business on       , 2002, as the record date for
the determination of shareholders entitled to notice of and to vote at the Special Meeting. Only our holders of record at the close of business on that date will be entitled to notice of and to vote at the Special Meeting or any adjournments or postponements thereof. You are entitled to assert dissenters' rights pursuant to the Florida Business Corporation Act. A copy of the dissenters' rights provisions is attached to the enclosed Proxy Statement and Prospectus as Appendix C.

   You are cordially invited to attend the Special Meeting, but whether or not you plan to attend, please complete and sign the enclosed form of proxy and mail it promptly in the enclosed envelope. The proxy may be revoked at any time by filing a written revocation with our president, by executing a later dated proxy and delivering it to our president, or by attending the Special Meeting and voting in person.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/  George C. Slaton

                                          GEORGE C. SLATON
                                          Chairman of the Board

July     , 2002

                               TABLE OF CONTENTS

                                                                         Page
                                                                         ----
  QUESTIONS AND ANSWERS ABOUT THE MERGER................................   i
  SUMMARY...............................................................   1
  A WARNING ABOUT FORWARD-LOOKING STATEMENTS............................   8
  THE SPECIAL MEETING...................................................   9
     General............................................................   9
     Record Date; Shares Entitled to Vote; Vote Required for the Merger.   9
     Solicitation, Voting and Revocation of Proxies.....................   9
     Effect of Merger on Outstanding BancGroup Common Stock.............  10
  THE MERGER............................................................  11
     General............................................................  11
     Background of and Reasons for the Merger...........................  11
     Fairness Opinion of Lehman Brothers Inc............................  13
     Recommendation of the Board of Directors of Palm Beach.............  20
     BancGroup's Reasons for the Merger.................................  20
     Interests of Certain Persons in the Merger.........................  22
     Conversion of Palm Beach Common Stock..............................  23
     Surrender of Palm Beach Common Stock Certificates..................  24
     Certain Federal Income Tax Consequences............................  25
     Other Possible Consequences........................................  27
     Conditions to Consummation of the Merger...........................  27
     Amendment or Termination of Agreement..............................  28
     Commitment with Respect to Other Offers............................  28
     Regulatory Approvals...............................................  28
     Conduct of Business Pending the Merger.............................  31
     Indemnification....................................................  32
     Rights of Dissenting Shareholders..................................  32
     Resale of BancGroup Common Stock Issued in the Merger..............  33
     Accounting Treatment...............................................  34
     NYSE Reporting of BancGroup Common Stock Issued in the Merger......  34
     Treatment of Palm Beach Options....................................  24
  COMPARATIVE MARKET PRICES AND DIVIDENDS...............................  35
  BANCGROUP CAPITAL STOCK AND DEBENTURES................................  37
     BancGroup Common Stock.............................................  37
     Preferred Stock....................................................  37
     BancGroup Debt.....................................................  38
     Changes in Control.................................................  39
  COMPARATIVE RIGHTS OF SHAREHOLDERS....................................  41
     Director Elections.................................................  41
     Removal of Directors...............................................  41
     Voting.............................................................  41
     Preemptive Rights..................................................  41
     Directors' Liability...............................................  42
     Indemnification....................................................  42
     Special Meetings of Shareholders; Action Without a Meeting.........  43
     Mergers, Share Exchanges and Sales of Assets.......................  43
     Amendment of Certificate of Incorporation and Bylaws...............  44
     Rights of Dissenting Stockholders..................................  44
     Preferred Stock....................................................  45
     Effect of the Merger on Palm Beach Shareholders....................  45

                                                                                             Page
                                                                                             ----
PALM BEACH NATIONAL HOLDING COMPANY.........................................................  46
   Selected Consolidated Financial Data.....................................................  46
   Management Discussion and Analysis of Financial Condition and Results of Operations......  47
BUSINESS OF BANCGROUP.......................................................................  60
   General..................................................................................  60
   Voting Securities and Principal Stockholders.............................................  60
   Security Ownership of Management.........................................................  61
   Management Information...................................................................  62
BUSINESS OF PALM BEACH......................................................................  63
   General..................................................................................  63
   Lending Activities.......................................................................  63
   Deposit Activities.......................................................................  64
   Investments..............................................................................  64
   Employees................................................................................  64
   Properties...............................................................................  64
   Legal Proceedings........................................................................  65
   Security Ownership of Management and Certain Beneficial Owners...........................  65
ADJOURNMENT OF SPECIAL MEETING..............................................................  66
OTHER MATTERS...............................................................................  66
DATE FOR SUBMISSION OF BANCGROUP STOCKHOLDER PROPOSALS......................................  66
LEGAL MATTERS...............................................................................  66
EXPERTS.....................................................................................  67
WHERE YOU CAN FIND MORE INFORMATION.........................................................  68
APPENDIX A--Agreement and Plan of Merger.................................................... A-1
APPENDIX B--Stock Option Agreement.......................................................... B-1
APPENDIX C--Sections 607.1301, 607.1302 and 607.1320 of the Florida Business Corporation Act
  Regarding Dissenters' Rights.............................................................. C-1
APPENDIX D--Fairness Opinion of Lehman Brothers Inc. dated               , 2002............. D-1

                    QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  What should I do now?

A: Send in your proxy card. After reviewing this document, indicate on your proxy card how you want to vote, and sign, date, and mail it in the enclosed envelope as soon as possible to ensure that your shares will be represented at the special meeting.

   If you sign, date, and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the merger agreement and the merger. If you do not sign and send in your proxy, and if you do not attend and cast your vote in person at the special meeting, it will have the effect of voting against the merger.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: Yes, if you give your broker instructions on how to do so. Your broker will vote your shares of Palm Beach common stock only if you provide your broker with instructions on how to vote. You should instruct your broker how to vote your shares by following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted and this will have the effect of voting against the merger agreement and the merger.

Q:  Can I revoke my proxy and change my mind?

A: Yes. You may revoke your proxy up to the time of the special meeting by taking any of the actions explained under "The Special Meeting--General" on
page        of this proxy statement-prospectus, including by giving a written notice of revocation, signing and delivering a new later-dated proxy, or by attending the special meeting and voting in person.

Q:  Can I vote my shares in person?

A: Yes. You may attend the special meeting and vote your shares in person rather than signing and mailing your proxy card.

Q:  Should I send in my stock certificates now?

A: No. After the merger is completed, BancGroup or its exchange agent will send you written instructions explaining how you exchange your Palm Beach common stock certificates for certificates representing shares of BancGroup common stock.

Q:  When do you expect the merger to be completed?

A: We expect the merger to be completed in the third or fourth quarter of 2002. However, the timing of the completion of the merger is dependant on the merger agreement being approved by our shareholders as well as the approval of certain bank regulatory agencies.

Q:  Whom can I call with questions?

A: If you want additional copies of this document, or if you want to ask any questions about the merger agreement or the merger, you should contact: H. Loy Anderson, Jr. President and CEO of Palm Beach National Bank & Trust Company,
Telephone: (561) 627-1776.

                                    SUMMARY

   This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that will be important to you as you consider your vote. You should carefully read the entire document and the other documents to which we refer. These will give you a more detailed description of the transaction that we are proposing. For more information about BancGroup, see "Where You Can Find More Information" (page
      ). Each item in this summary refers to the pages where that subject is discussed in greater detail elsewhere in the proxy statement/prospectus. In this section, the terms "we" and "us" refer to Palm Beach.

The Companies

                                     LOGO
                         The Colonial BancGroup, Inc.
                              One Commerce Street
                             Post Office Box 1108
                           Montgomery, Alabama 36101
                                (334) 240-5000

   BancGroup is a financial holding company whose wholly-owned subsidiary, Colonial Bank, provides corporate and retail banking services and products in Alabama, Florida, Georgia, Tennessee, Texas and Nevada. As of March 31, 2002, BancGroup's total assets were about $13.2 billion, deposits were about $8.6 billion and shareholders' equity was about $951 million.

                                     LOGO
                      Palm Beach National Holding Company
                          125 Worth Avenue, Suite 100
                           Palm Beach, Florida 33480
                                (561) 627-1776

   Palm Beach is a financial holding company whose wholly-owned subsidiary, Palm Beach National Bank & Trust Company, provides corporate and retail banking services principally in Palm Beach County, Florida and surrounding areas. As of March 31, 2002, Palm Beach's total assets were about $344.5 million, deposits were about $304.9 million and shareholders' equity was about $33.7 million.

The Merger

   The merger agreement is the document that controls the anticipated merger between Palm Beach and BancGroup. We encourage you to read the entire merger agreement, which is attached as Appendix A.

   The merger agreement provides for the following:

   Palm Beach will merge into BancGroup. When the merger becomes effective, Palm Beach will cease to exist as a separate entity and you, as a shareholder of Palm Beach, will be entitled to receive shares of BancGroup common stock. The amount of BancGroup stock that you will receive will be determined as follows:

  . if the market value (an average of closing prices for BancGroup stock during a fixed period before the merger) of BancGroup stock is between $14.00 and $17.50 per share, then you will receive the number of shares of BancGroup stock worth $50.00 for each share of Palm Beach stock you own just before the merger. This can also be represented by the following formula:

                                       $50.00
                        the number of Palm Beach shares you own just before the
                          merger; and
     ----
                   X
     Market Value

  . if the market value of BancGroup stock is less than $14.00, you will receive 3.5714 BancGroup shares for each Palm Beach share you own just prior to the merger;

  . if the market value of BancGroup stock is more than $17.50, you will receive 2.8572 BancGroup shares for each Palm Beach share you own just prior to the merger; and

   BancGroup will not issue fractional shares in the merger. If the number of shares you are to receive is not a whole number, you will receive cash instead of the fractional share.

Comparative Market Prices (page       )

   BancGroup's stock is traded on the New York Stock Exchange. On May 24, 2002, the last trading day before we announced the signing of the merger agreement,
the closing price of the BancGroup's was $15.49. On July       , 2002,
BancGroup's stock closed at $      .

   Palm Beach stock is not publicly traded. Therefore, the value of the stock can only be determined from prices paid in transactions known to management of Palm Beach. The price paid in the last known transaction before May 28, 2002, the date we signed the merger agreement, was $25.00 per share, on December 28, 2001.

   The following table summarizes the comparative values of the two stocks just before the merger agreement was signed and the BancGroup equivalent price per share of Palm Beach common stock.

                                           Equivalent price per
                BancGroup(1) Palm Beach(2) Palm Beach share(3)
                ------------ ------------- --------------------
                   $15.49       $25.00            $50.00

--------
(1) Closing price on May 24, 2002.
(2) Price obtained for shares sold on December 28, 2001.
(3) If the merger had closed on May 24, 2002, and if the market value, as determined by the merger agreement, of BancGroup stock had been equal to $15.49, you would have received 3.2279 shares of BancGroup stock for each share of Palm Beach stock you owned on that date.

Our Reasons for the Merger (page       )

   We believe that the merger is in your best interest. We considered a number of factors in deciding to approve and recommend the terms of the merger agreement to you. These factors included the following:

  .  the overall terms of the proposed transaction;

  . the financial condition, results of operations, and future prospects of BancGroup;

  .  our financial condition, results of operations, and future prospects;

  . the value of the consideration to be received by you relative to the book value, earnings and dividends per share of our common stock;

  .  the competitive and regulatory environment for community banks generally;

  . the fact that the merger will enable you to exchange your shares of Palm Beach common stock (for which there is no established public trading market) for shares of common stock of a larger and more diversified entity, the stock of which is widely held and actively traded;

  . that the merger will enable you to hold stock in a financial institution that has historically paid substantial cash dividends to its shareholders for over 15 years;

  . the likelihood that we and BancGroup will receive the requisite regulatory approvals to perform the merger; and

  . the fact that we expect that the receipt of BancGroup stock in the merger will be a tax-free transaction for federal income tax purposes.

   We also took into account an opinion received from Lehman Brothers Inc. that, based upon and subject to the assumptions made and matters set forth in the written opinion, as of May 28, 2002, the consideration to be received by the shareholders of Palm Beach in the merger is fair, from a financial point of view, to such shareholders. In our deliberations, we did not assign any relative or specific weight to any of the factors that are discussed above, and individual members of our board of directors may have given different weights to different factors as they were discussed. In addition, the discussion of the information above and factors we considered is not intended to be exhaustive of the factors considered.

The Shareholder Meeting (page       )

   We will hold a special meeting of the shareholders of Palm Beach at
a.m. local time, on       day, August       , 2002 at our main office at 125
Worth Avenue, Palm Beach, Florida. At the meeting, we will ask the shareholders to approve the merger agreement and to act on any other matters that may be put to a vote at the meeting.

Our Recommendations to our Shareholders (page       )

   Your Board of Directors believes that the merger is fair to you and in your best interests, and unanimously recommends that you vote "For" the proposal to approve the merger agreement.

Record Date; Voting Power (page       )

   You may vote at the special meeting if you owned Palm Beach shares as of the
close of business on       , 2002. You will have one vote for each share of
stock you owned on that date.

Vote Required (page       )

   If a quorum is present at the special meeting, then the affirmative vote of a majority of the outstanding shares will be sufficient to approve the merger agreement. A quorum consists of a majority of the shares outstanding on the record date. On the record date, 1,700,271 shares of Palm Beach shares were outstanding. The directors of Palm Beach own an aggregate of 713,251 shares of Palm Beach common stock representing approximately 41.9% of the outstanding shares. These individuals have agreed with BancGroup to vote their shares in favor of the merger agreement. Accordingly, if these individuals vote as they have agreed with BancGroup, then the merger agreement will be approved if holders of 136,885 of the remaining outstanding shares, or 8.1% of the total outstanding, also vote to approve the merger agreement.

Exchange of Certificates (page       )

   Shortly after we complete the merger, BancGroup will send you detailed instructions on how to exchange your shares. PLEASE DO NOT SEND US OR BANCGROUP ANY STOCK CERTIFICATES UNTIL YOU RECEIVE THOSE INSTRUCTIONS.

Conditions to Completion of the Merger (page       )

   The completion of the merger depends on meeting a number of conditions, including the following:

  .  the shareholders of Palm Beach must approve the merger agreement;

  . all required regulatory approvals must be received, and any waiting periods must have passed;

  . there must be no governmental order blocking completion of the merger, and no proceedings by a government body trying to block the merger;

  .  the completion of the merger before January 31, 2003; and

  .  the receipt of certain professional opinions.

   Unless prohibited by law, either Palm Beach or BancGroup could elect to waive a condition that has not been satisfied and complete the merger anyway. We cannot be certain whether or when any of these conditions will be satisfied, or waived where permissible, or that we will complete the merger.

Termination of the Merger Agreement (page       )

   BancGroup and Palm Beach can agree at any time to terminate the merger agreement before completing the merger, even if the shareholders of Palm Beach have already voted to approve it.

   Either company can also terminate the merger agreement:

  . if the other party has materially breached the merger agreement and has not cured the breach;

  . if the merger has not been completed by January 31, 2003, (provided that the failure to complete has not been caused by the breach of the company electing to terminate); or

  . if Palm Beach enters into a binding agreement with any third party to merge with, or sell control to, that third party. In that event, BancGroup will have the right to purchase up to 19.9% of the Palm Beach stock at
     50.00 per share.

Federal Income Tax Consequences (page       )

   We expect that neither the two companies nor the Palm Beach shareholders will recognize any gain or loss for U.S. federal income tax purposes as a result of the merger, except in connection with any cash that a Palm Beach shareholder may receive for a fractional share. BancGroup has received an opinion from PricewaterhouseCoopers LLP that this will be the case. The opinion will not bind the Internal Revenue Service, which could take a different view.

   This non-recognition of gain or loss tax treatment will not apply to a Palm Beach shareholder who chooses to dissent from the transaction and receive cash instead of BancGroup stock for such shareholder's Palm Beach stock as provided under Florida law. The procedures for exercising dissenters' rights are
discussed at page      .

   Determining the actual tax consequences to you as an individual taxpayer can be complicated. For example, the opinion referred to above does not address any tax issues arising under state law. The overall tax treatment applicable to you will depend on your specific situation and many variables not within our control. You should consult your own tax advisor for a full understanding of the merger's tax consequences to you.

Accounting Treatment (page       )

   The merger will be accounted for as a purchase. The purchase price will be assigned to the fair value of the net tangible and identifiable intangible assets acquired, with any amounts in excess thereof being assigned to "goodwill." Goodwill will be capitalized unless and until it is deemed to be impaired, in which case the impairment will be measured and any such amount will be charged against current earnings.

Related Transactions--Stock Option (page       )

   In connection with the merger agreement, Palm Beach has granted to BancGroup an option to purchase up to 19.9% of the Palm Beach common stock at a purchase price of $50.00 per share. The option will become exercisable upon the occurrence of certain events which are generally related to the potential acquisition of Palm Beach by another party. The option is intended to increase the likelihood that the merger will be consummated by making it more difficult and expensive for any third party to acquire control of Palm Beach while BancGroup is seeking to consummate the merger. See "THE MERGER--Related Transactions--Stock Option."

Interests of Persons Involved in the Merger that are Different from Yours (page
      )

   Certain directors, executive officers and employees of Palm Beach have interests in the merger that are different from your interests. These differing interests include the following:

  . BancGroup will assume outstanding options to acquire Palm Beach stock. Employees of Palm Beach currently hold options to acquire 466,017 shares of Palm Beach stock. Of these options, 50,000 will expire pursuant to their own terms in the merger. In the merger, the remaining options will become rights to acquire BancGroup stock in amounts and at prices determined by the exchange ratio applicable in the merger generally. Alternatively, a holder of Palm Beach stock options will be allowed to exchange his or her Palm Beach stock options for the right to receive a cash payment equal to the market value multiplied by the number of shares of BancGroup common stock that would have been issuable in connection with the exercise of the Palm Beach stock options less the aggregate exercise price for the Palm Beach stock options.

  . Palm Beach currently indemnifies its directors and certain officers, employees and agents against loss from claims arising out of their position with Palm Beach. For a period of six years after the merger, BancGroup will, subject to some limitations, continue to indemnify those persons against claims that arise from the period when they worked for, or served as directors of, Palm Beach.

  . Certain Palm Beach employees have entered into agreements with Palm Beach that contain increased severance payment if such employee's employment is terminated within one year after the merger.

  . Upon completion of the merger, Palm Beach employees will either become employees of BancGroup or one of its subsidiaries and become eligible for BancGroup's employee benefits, or they will be eligible to receive severance benefits under BancGroup's severance policy.

  . H. Loy Anderson, Jr., the President and Chief Executive Officer of Palm Beach National Bank & Trust Company has entered into an employment agreement with BancGroup that will become effective when and if the merger is completed. The agreement provides for a term of five years, base compensation of approximately $475,915 (with at least a 5% increase each year), a "first year transition fee" of $825,000, payable on the first anniversary date of the merger, and a $500,000 bonus to be received at the end of the five year term of the employment agreement. The employment agreement also contains provisions that will pay certain civic or social club fees for Mr. Anderson, a car allowance of $1,000 per month, and which obligate BancGroup to maintain the split dollar life insurance policy currently maintained for Mr. Anderson by Palm Beach for the rest of Mr. Anderson's life. The employment agreement also contains a covenant prohibiting Mr. Anderson from competing with BancGroup for a determinable period following termination of employment before the end of the five-year term.

Fairness Opinion (page       )

   In deciding to approve the merger, your Board of Directors considered the opinion of a financial advisor, Lehman Brothers Inc., that, based upon and subject to the assumptions made and matters set forth in the written opinion, as of May 28, 2002, the consideration to be received by the shareholders of Palm Beach in the merger, is fair, from a financial point of view, to such shareholders. We have attached as Appendix D the written opinion of Lehman Brothers Inc. dated the date of this proxy statement. You should read it carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Lehman Brothers Inc. in providing its opinion.

Dissenters' Rights (page       )

   Palm Beach shareholders entitled to vote at the special meeting are entitled to exercise "dissenters' rights" of appraisal under Florida law. These rights entitle a shareholder to "dissent" from the transaction and, by strictly following the requirements fixed by law, receive "fair value" for their stock. The fair value may ultimately be determined in a judicial proceeding, the result of which cannot be predicted with certainty. Dissenting shareholders who receive cash for their stock will likely be subject to federal income tax treatment that differs from that available to shareholders who receive BancGroup stock. The text of the applicable Florida statutes is set forth in Appendix C.

Where You Can Find More Information (page       )

   This document incorporates important business and financial information about BancGroup from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document (other than certain exhibits to those documents) by requesting them in writing or by telephone from BancGroup by contacting William A. McCrary, Senior Counsel, Post Office Box 1108, Montgomery, Alabama 36101-1108, telephone: (334) 240-5315. You will not be charged for any of these documents. If you would like to request a document, please do so by [10 days before special meeting] 2002, in order to receive them before the special meeting.

Recent Developments--BancGroup

   The following table presents certain consolidated financial data for BancGroup for the periods ended March 31, 2002, March 31, 2001 and December 31, 2001, which have been derived from BancGroup's financial statements. The unaudited historical data reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of such data and is presented for informational purposes only.

The Colonial Bancgroup, Inc. and Subsidiaries
Financial Highlights

                                                                                           %             %
                                                                                         Change       Change
                                                 March 31,    March 31,   December 31,  Mar 31,     Mar 31, '02
                                                   2002         2001          2001     '01 to '02 to Dec. 31, '01
Statement of Condition Summary                  -----------  -----------  ------------ ---------- ---------------
(Dollars in millions, except per share amounts)  (unaudited)  (unaudited)

Total assets................................... $    13,184  $    12,440    $13,185         6%          --
Loans..........................................      10,236       10,115     10,368         1%          (1%)
Total earnings assets..........................      12,290       11,685     12,301         5%          --
Deposits.......................................       8,598        8,487      8,323         1%           3%
Long term debt.................................       1,895        1,122      1,786        69%           6%
Shareholders' equity...........................         951          808        865        18%          10%
Book value per share........................... $      7.92  $      7.05    $  7.50        12%           6%

                                                                    %                              %
                                             Quarter ended        Change       Year ended        Change
                                               March 31,         Mar 31,      December 31,      Dec. 31,
                                        ----------------------- ---------- ------------------  ----------
                                           2001        2000     '00 to '01   2001      2000    '00 to '01
Earnings Summary                        ----------- ----------- ---------- --------  --------  ----------
                                        (unaudited) (unaudited)
                                                (Dollars in thousands, except per share amounts)
 Net interest income...................  $109,656    $102,603        7%    $421,929  $400,322       5%
 Provision for loan losses.............     9,478       9,464        0%      39,573    29,775      33%
 Noninterest income....................    22,927      20,841       10%      93,709    77,885      20%
 Noninterest expense...................    70,507      68,362        3%     284,168   258,691      10%
                                         --------    --------              --------  --------
 Income from continuing operations
   before tax..........................    52,598      45,618               191,897   189,741
 Income tax............................    18,420      16,422                69,181    69,556
                                         --------    --------              --------  --------
 Income from continuing operations.....    34,178      29,196               122,716   120,185
 Discontinued operations, net of tax(1)        --          --                  (613)   (5,065)
                                         --------    --------              --------  --------
 Net Income............................    34,178      29,196       17%     122,103   115,120       6%

Earnings Per Share:
Net Income
 Basic.................................  $   0.30    $   0.26       15%    $   1.06  $   1.00       6%
 Diluted...............................  $   0.29    $   0.25       16%    $   1.06  $   1.00       6%
Average shares outstanding.............   115,382     114,502               114,811   114,760
Average diluted shares outstanding.....   116,530     115,681               115,881   115,653

                                                 March 31, Dec. 31, March 31,
                                                   2002      2001     2001
  Nonperforming Assets                           --------- -------- ---------
   Total non-performing assets ratio............   0.66%     0.64%    0.52%
   Allowance as a percent of nonperforming loans    281%      239%     272%
   Net charge-offs ratio (annualized):
     Quarter to date............................   0.25%     0.34%    0.14%
     Year to date...............................   0.25%     0.28%    0.14%

(1) In December 2000, BancGroup exited the mortgage servicing business. The financial results for this line of business have been separately reported as Discontinued Operations in all periods presented.

   Net income for the year ended December 31, 2001 was $122,103 compared to $115,120 for the previous period, a 6% increase. Earnings per share for the year were $1.06 on a diluted basis, a 6% increase over the year ended December 31, 2000 of $1.00. Net income for the quarter ended March 31, 2002 was $34,178 compared to $29,196 for the quarter ended March 31, 2001, a 17% increase. Earnings per share for the quarter were $0.29 on a diluted basis, a 16% increase over the same period last year.

   Total nonperforming assets increased to approximately $66.7 million at December 31, 2001 as compared to $51.6 million at December 31, 2000 and the ratio of nonperforming assets to net loans and other real estate was 0.64% at December 31, 2001 as compared to 0.53% in 2000. Annualized net charge offs were 0.28% of average loans in 2001 as compared 0.21% in 2000. Total nonperforming assets totaled $67.3 million at March 31, 2002 and $52.5 million at March 31, 2001. The ratio of nonperforming assets to net loans and other real estate was 0.66% at March 31, 2002 as compared to 0.52% in 2001.

   The provision for loan loss for the year ended December 31, 2001 was $39.6 million, a 33% increase over the prior year's provision of $29.8 million. The allowance for loan losses as a percent of net loans was 1.18% and 1.14%, respectively at December 31, 2001 and 2000. The provision for loan loss for the quarter ended March 31, 2002 and 2001 was $9.5 million. The allowance for loan losses as a percent of net loans was 1.26% at March 31, 2002 and 1.15% at March 31, 2001.

   Gain on the sale of securities for the year ended December 31, 2001 was $8.7 million as compared to $538,000 for the year ended December 31, 2000.

                  A WARNING ABOUT FORWARD-LOOKING STATEMENTS

   We and BancGroup make forward-looking statements in this document and in BancGroup's public documents to which it refers. When we or BancGroup use words such as "anticipate," "believe," "estimate," "may," "intend," "expect," "will," "should," "seeks" or other similar expressions we or BancGroup refer to events or conditions subject to risks and uncertainties. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this proxy statement-prospectus. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. In addition to the risks identified below, you should refer to BancGroup's public documents for specific risks which could cause actual results to be significantly different from those expressed or implied by those forward-looking statements. Some factors which may affect the accuracy of the forward-looking statements apply generally to the financial services or real estate industries, while other factors apply directly to us or BancGroup. Any number of important factors which could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to:

  . expected cost savings from reorganization into BancGroup are not fully realized;

  . deposit attrition, customer loss, or revenue loss following the reorganization into BancGroup are greater than expected;

  . deposit attrition, customer loss, or revenue loss in the ordinary course of business;

  .  increases in competitive pressure in the banking industry;

  .  changes in the interest rate environment which reduce margins;

  . general economic conditions, either nationally or regionally, that are less favorable than expected, resulting in, among other things, a deterioration in credit quality;

  .  changes which may occur in the regulatory environment;

  .  a significant rate of inflation or deflation;

  .  acts of terrorism, such as the events of September 11, 2001, and war; and

  .  changes in the securities markets.

   Many of these factors are beyond our control and beyond the control of BancGroup. For a discussion of factors that could cause BancGroup's actual results to differ, please see the discussions in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in its Annual Report on Form 10-K for the year ended December 31, 2001 and its Quarterly Report on Form 10-Q for the period ended March 31, 2002.

                              THE SPECIAL MEETING

General

   This Prospectus is being furnished to the shareholders of Palm Beach National Holding Company ("Palm Beach") in connection with the solicitation of proxies by the Board of Directors of Palm Beach for use at the special meeting
of the shareholders of Palm Beach to be held on       , 2002 (the "Special
Meeting") and at any adjournments or postponements thereof. The purpose of the Special Meeting is to consider and vote upon the Agreement which provides for the proposed Merger of Palm Beach with and into BancGroup. BancGroup will be the surviving corporation in the Merger.

   The Board of Directors of Palm Beach believes that the Merger is in the best interests of the Palm Beach shareholders and unanimously recommends that shareholders vote "FOR" the Agreement (item 1 on the proxy card).

   This Prospectus is also furnished by BancGroup in connection with the offer of shares of BancGroup common stock to be issued in the Merger. No vote of BancGroup shareholders is required to approve the Merger.

Record Date; Shares Entitled to Vote; Vote Required for the Merger

   The Board of Directors of Palm Beach has fixed the close of business on
      , 2002, as the date for the determination of shareholders entitled to vote at the Special Meeting (the "Record Date"). There were 271 record holders of Palm Beach common stock and 1,700,271 shares of Palm Beach common stock outstanding, each entitled to one vote per share, as of the Record Date. As of the date of this Prospectus, Palm Beach was obligated to issue up to an additional 466,017 shares of Palm Beach common stock upon the exercise of outstanding Palm Beach options.

   The presence at the Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Palm Beach common stock on the Record Date is necessary to constitute a quorum for the transaction of business at the Special Meeting. In the absence of a quorum, the Special Meeting may be postponed from time to time until Palm Beach shareholders holding the requisite number of shares of Palm Beach common stock are represented in person or by proxy. If a quorum is present, the affirmative vote of the holders of at least a majority of the outstanding shares of Palm Beach common stock, whether or not present or represented at the Special Meeting, is required to approve the Agreement. Broker non-votes and abstentions will not be counted as votes "FOR" or "AGAINST" the proposal to approve the Agreement, and, as a result, such non-votes will have the same effect as votes cast "AGAINST" the Agreement. Each holder of record of shares of Palm Beach common stock is entitled to cast, for each share registered in his or her name, one vote on the Agreement as well as on each other matter presented to a vote of shareholders at the Special Meeting.

   As of the Record Date, directors of Palm Beach owned 713,251 shares of Palm Beach common stock representing approximately 41.9% of the outstanding shares. These individuals have agreed with BancGroup to vote their shares in favor of the Agreement. Accordingly, if these individuals vote as they have agreed with BancGroup, then the Agreement will be approved if holders of 136,885 of the remaining shares (8.1% of the total outstanding) also vote to approve it.

   If the Agreement is approved at the Special Meeting, Palm Beach is expected to merge with and into BancGroup promptly after the other conditions to the Agreement are satisfied. See "The Merger--Conditions of Consummation of the Merger."

   THE BOARD OF DIRECTORS OF PALM BEACH URGES THE SHAREHOLDERS OF PALM BEACH TO EXECUTE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE AND UNANIMOUSLY RECOMMENDS THAT THE SHARES REPRESENTED BY THE PROXY BE VOTED IN FAVOR OF THE AGREEMENT.

Solicitation, Voting and Revocation of Proxies

   In addition to soliciting proxies by mail, directors, officers and other employees of Palm Beach, without receiving special compensation therefor, may solicit proxies from the shareholders of Palm Beach by telephone, by email or other electronic means, by facsimile or in person. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries, if any, to forward solicitation materials to any beneficial owners of shares of Palm Beach common stock.

   Palm Beach will bear the cost of assembling and mailing this Prospectus and other materials furnished to its shareholders. Palm Beach will also pay all other expenses of solicitation, including the expenses of brokers, custodians, nominees, and other fiduciaries who, at the request of Palm Beach, mail material to, or otherwise communicate with, beneficial owners of the shares held by them. BancGroup will pay all expenses incident to the registration of the BancGroup common stock to be issued in connection with the Merger.

   Shares of Palm Beach common stock represented by a proxy properly signed and received at or prior to the Special Meeting, unless properly revoked, will be voted in accordance with the instructions on the proxy. If a proxy is signed and returned without any voting instructions, shares of Palm Beach common stock represented by the proxy will be voted "FOR" the proposal to approve the Agreement and in accordance with the determination of the majority of the Board of Directors of Palm Beach as to any other matter which may properly come before the Special Meeting, including any adjournment or postponement thereof.
A shareholder may revoke any proxy given pursuant to this solicitation by: (i) delivering to the President of Palm Beach, prior to or at the Special Meeting, a written notice revoking the proxy; (ii) delivering to the President of Palm Beach, at or prior to the Special Meeting, a duly executed proxy relating to the same shares and bearing a later date; or (iii) voting in person at the Special Meeting. Attendance at the Special Meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communications with respect to the revocation of a proxy should be addressed to:

                      Palm Beach National Holding Company
                          125 Worth Avenue, Suite 100
                              Palm Beach, Florida
              Attention: H. Loy Anderson, Jr., President and CEO
                           facsimile: (561) 653-5595

   Proxies marked as abstentions and shares held in street name which have been designated by brokers on proxy cards as not voted will not be counted as votes cast. Such proxies will, however, be counted for purposes of determining whether a quorum is present at the Special Meeting.

   The Board of Directors of Palm Beach is not aware of any business to be acted upon at the Special Meeting other than consideration of the Agreement described herein. If, however, other matters are properly brought before the Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have the discretion to vote or act on such matters according to their best judgment. Proxies voted in favor of the approval of the Agreement, or proxies as to which no voting instructions are given, will be voted to adjourn the Special Meeting, if necessary, in order to solicit additional proxies in favor of the approval of the Agreement. Proxies voted against the approval of the Agreement and abstentions will not be voted for an adjournment. See "Adjournment of the Special Meeting."

Effect of Merger on Outstanding BancGroup Common Stock

   At the consummation of the Merger, the "Market Value" of BancGroup's Common Stock will be the average of the closing prices of the BancGroup common stock as reported by the New York Stock Exchange ("NYSE") on each of the ten trading days ending on the trading day five trading days immediately preceding the Effective Date. Assuming that no dissenters' rights of appraisal are exercised
in connection with the Merger, that        shares of Palm Beach common stock
are outstanding on the Effective Date (which consists of the             shares
of common stock and 466,017 shares of Palm Beach common stock subject to options (the "Palm Beach Options") outstanding on the date of this Prospectus),
and the Market Value of BancGroup common stock is $       then BancGroup would
issue approximately        shares in connection with the Merger. As of       ,
2002 the closing price of BancGroup common stock was $      . If the Market
Value of BancGroup common stock is above $17.50 per share on the Effective
Date, then BancGroup would issue approximately        shares in connection with
the Merger. The issuance of        shares of BancGroup common stock would
represent approximately       % of the total number of shares of BancGroup
common stock outstanding following the Merger, not counting any additional shares BancGroup may issue for reasons unconnected to the Merger.

                                  THE MERGER

   The following sets forth a summary of the material provisions of the Agreement and the transactions contemplated thereby. The description does not purport to be complete and is qualified in its entirety by reference to the Agreement and the Stock Option Agreement, copies of which are attached hereto as Appendix A and Appendix B, respectively, and certain provisions of Florida law relating to the rights of dissenting shareholders, a copy of which is attached hereto as Appendix C. All Palm Beach shareholders are urged to read the Agreement and the Appendices in their entirety.

General

   The Agreement provides that, subject to approval by the shareholders of Palm Beach, receipt of necessary regulatory approvals and satisfaction of certain other conditions described below at "Conditions to Consummation of the Merger," Palm Beach will merge with and into BancGroup. Upon completion of the Merger, the corporate existence of Palm Beach will cease, and BancGroup will succeed to the business formerly conducted by Palm Beach.

Background and Reasons for the Merger

   From time to time over the past several years, the directors of Palm Beach during board of directors' and executive committee meetings have discussed the business and prospects of Palm Beach, conditions in the business and community banking market in Florida, and the merger activity among financial institutions in the state. Among other things, the board considered whether or not to expand the franchise by continued internal growth or seeking acquisitions of other financial institutions, as well as the possibility of merging with another financial institution. In addition, during this time, Palm Beach was approached on an unsolicited basis by several companies who expressed moderate to serious interest in acquiring Palm Beach.

   In early March 2002, Palm Beach received an unsolicited inquiry from a company expressing an interest in acquiring Palm Beach. At a meeting held on March 19, 2002, the board of directors and senior management of Palm Beach reviewed the inquiry received as well as the strategies available to Palm Beach over the ensuing years. The board decided to engage Lehman Brothers Inc. ("Lehman Brothers") to assist in determining a range of valuation for Palm Beach and to solicit possible interest from qualified third parties for the board to consider in regard to a possible sale or merger of Palm Beach. The primary reason for the board's decision to consider a sale or merger was to enhance shareholder value, provide liquidity, and better offer the customers of Palm Beach Bank a wider range of financial products.

   In March 2002, the board engaged Lehman Brothers to market Palm Beach to qualified bank holding companies. Thereafter, Lehman Brothers presented to the board a list of bank holding companies that, in its opinion, could have interest in acquiring Palm Beach and had the necessary financial resources to carry out the transaction and to obtain regulatory approvals. While not making a final decision whether any transaction involving a sale of Palm Beach should be entered into, the board authorized Lehman Brothers to solicit indications of interest that might warrant serious consideration and potentially result in an agreement to merge or Palm Beach otherwise being acquired. Lehman Brothers, with the assistance of Palm Beach's management and based on information provided by Palm Beach's management, completed a confidential memorandum overviewing, among other things, Palm Beach's history and financial information. The memorandum was prepared for distribution to select financial institutions to explore more formally their interest in acquiring Palm Beach.

   Lehman Brothers and Palm Beach commenced the marketing of Palm Beach in March 2002, and in April 2002, and Lehman Brothers and Palm Beach reviewed expressions of interest reflecting specific ranges of value for Palm Beach from several bank holding companies. As a part of the presentation, the board of directors discussed information relating to the several bank holding companies who had provided indications of interest. The board of directors authorized Lehman Brothers to continue discussion with four of the institutions which represented the highest range of value for shares of Palm Beach common stock. During the latter part of April and the first part of May 2002, three financial institutions accepted invitations for performance of on-site due diligence review of Palm Beach. Following the due diligence reviews, on May 13 and 14, 2002, three financial institutions submitted final bids for the acquisition of Palm Beach. At a meeting of the executive committee held on May 14, 2002, Lehman Brothers met with Palm Beach representatives to discuss the final bids received and the strategy for completion of the process. Following the discussion, Lehman Brothers was authorized to continue to negotiate business issues with BancGroup and to clarify the expression of interest received from another financial institution. As a part of the discussions, the directors decided to negotiate with BancGroup relating to its proposal and directed management, with the assistance of Palm Beach's financial and legal advisors to negotiate a definitive agreement that would be brought back to Palm Beach's board of directors for review and consideration.

   During the second and third weeks of May 2002, Palm Beach and BancGroup representatives negotiated the terms of the Agreement. During this period of time, Lehman Brothers continued, on behalf of Palm Beach, ongoing discussions with other financial institutions who had expressed an interest in acquiring Palm Beach. At meetings of the board of directors of Palm Beach held on May 21 and May 24, 2002, the board of directors reviewed an update as to the indications of interest received, as well as the terms and conditions of the proposed Agreement with BancGroup. At these meetings, legal counsel reviewed generally for the Palm Beach directors the fiduciary obligations of directors in sales of financial institutions and commented on the form of the Agreement, the stock option agreement to be entered into between Palm Beach and BancGroup, the voting and non-competition agreements to be entered into between the Palm Beach directors and BancGroup, and related issues. At the May 24, 2002 meeting, a representative of Lehman Brothers rendered an oral opinion, subsequently confirmed in writing, that, as of that date, the consideration to be received by the shareholders of Palm Beach in the Merger is fair, from a financial point of view, to the shareholders of Palm Beach. Palm Beach's board then unanimously approved the Agreement and the transactions contemplated thereby. Palm Beach's management also was authorized to sign the Agreement, which was signed by BancGroup and Palm Beach as of May 28, 2002.

   Palm Beach's board of directors believes that the Merger is in the best interest of Palm Beach and its shareholders. The board of directors of Palm Beach considered a number of factors in deciding to approve and recommend the terms of the Agreement to the Palm Beach shareholders, including the following:

  .  the overall terms of the proposed transaction;

  . the financial condition, results of operations, and future prospects of BancGroup;

  .  our financial condition, results of operations, and future prospects;

  . the value of the consideration to be received by you relative to the book value, earnings and dividends per share of our common stock;

  .  the competitive and regulatory environment for community banks generally;

  . the fact that the Merger will enable you to exchange your shares of Palm Beach common stock (for which there is no established public trading market) for shares of common stock of a larger and more diversified entity, the stock of which is widely held and actively traded;

  . that the Merger will enable you to hold stock in a financial institution that has historically paid substantial cash dividends to its shareholders for over 15 years;

  . the likelihood that we and BancGroup will receive the requisite regulatory approvals to perform the Merger; and

  . the fact that we expect that the receipt of BancGroup stock in the Merger will be a tax-free transaction for federal income tax purposes.

   The board also took into account an opinion received from Lehman Brothers that, based upon and subject to the assumptions made and matters set forth in the written opinion, as of May 28, 2002, the consideration to be received by the shareholders of Palm Beach in the Merger is fair, from a financial point of view, to such shareholders. See "Fairness Opinion of Lehman Brothers Inc." The board, in its deliberations did not assign any relative or specific weight to any of the factors that are discussed above, and individual directors may have given different weights to different factors as they were discussed. In addition, the above discussion of the information and factors considered by the board of directors is not intended to be exhaustive of the factors considered.

   The Board of Directors of Palm Beach unanimously approved the Agreement and determined that the Merger is in the best interest of Palm Beach shareholders. Accordingly, the board of directors recommends that shareholders of Palm Beach vote in favor of the Agreement.

Fairness Opinion of Lehman Brothers Inc.

   Lehman Brothers has acted as Palm Beach's financial advisor in connection with the Merger. The Board of Directors of Palm Beach, the parent of Palm Beach National Bank and Trust (the "Bank"), retained Lehman Brothers on March 19, 2002 to contact potential acquirers with regard to their interest in the Company. These contacts initiated the negotiations between Palm Beach and BancGroup which resulted in the parties executing the Agreement. Palm Beach selected Lehman Brothers based on Lehman Brothers' experience, expertise, reputation and its familiarity with Palm Beach and its business. Lehman Brothers is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

   In connection with Lehman Brothers' engagement, Palm Beach requested that Lehman Brothers evaluate the fairness, from a financial point of view, to the holders of Palm Beach common stock of the consideration to be received in the Merger. On May 24, 2002, at a meeting of the Palm Beach board of directors held to evaluate the Merger, Lehman Brothers rendered to the Palm Beach board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated May 28, 2002, to the effect that, as of that date and based on and subject to the matters described in its opinion, the consideration to be received in the Merger was fair, from a financial point of view, to the holders of Palm Beach common stock.

   THE FULL TEXT OF LEHMAN BROTHERS' OPINION, WHICH HAS BEEN UPDATED TO JULY
      , 2002, SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY LEHMAN BROTHERS, IS ATTACHED AS APPENDIX D TO THIS DOCUMENT AND IS INCORPORATED INTO THIS DOCUMENT BY REFERENCE. THE SUMMARY OF LEHMAN BROTHERS' OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. HOLDERS OF PALM BEACH COMMON STOCK ARE URGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY. LEHMAN BROTHERS'S OPINION WAS DELIVERED TO PALM BEACH'S BOARD OF DIRECTORS FOR ITS INFORMATION AND IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, TO THE HOLDERS OF PALM BEACH COMMON STOCK OF THE CONSIDERATION TO BE RECEIVED IN THE MERGER, DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER, INCLUDING THE MERITS OF THE UNDERLYING DECISION BY PALM BEACH TO ENGAGE IN THE MERGER, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY PALM BEACH SHAREHOLDER AS TO THE FORM OF CONSIDERATION IN THE MERGER TO BE ELECTED BY ANY STOCKHOLDER IN THE MERGER OR ANY OTHER MATTER RELATING TO THE PROPOSED MERGER.

   In arriving at its opinion, Lehman Brothers, among other things, did the following:

      (1) Reviewed publicly available business and financial information relating to Palm Beach and BancGroup that Lehman Brothers deemed to be relevant;

      (2) Reviewed the audited financial statements prepared by BDO Seidman, LLP, of West Palm Beach, Florida, for the fiscal years ended December 31, 1997 through December 31, 2001;

      (3) Reviewed the business plan for Palm Beach for the year ended December 31, 2002;

      (4) Reviewed information, including publicly available financial forecasts, relating to the businesses, earnings, assets, liabilities and prospects of Palm Beach and BancGroup furnished to or discussed with Lehman Brothers by senior managements of Palm Beach and BancGroup, as well as the amount and timing of cost savings and expenses expected to result from the Merger furnished to or discussed with Lehman Brothers by senior managements of Palm Beach and BancGroup;

      (5) Conducted discussions with members of senior management and representatives of Palm Beach and BancGroup concerning the matters described in clauses (1) through (4) above, as well as their respective businesses and prospects before and after giving effect to the Merger and cost savings and expenses expected to result from the Merger;

      (6) Reviewed the market prices and valuation multiples for BancGroup common stock and compared them with those of publicly traded companies that Lehman Brothers deemed to be relevant;

      (7) Reviewed the respective publicly reported financial condition and results of operations of Palm Beach and BancGroup and compared them with those of publicly traded companies that Lehman Brothers deemed to be relevant;

      (8) Compared the proposed financial terms of the Merger with the financial terms of other transactions that Lehman Brothers deemed to be relevant;

      (9) Participated in discussions and negotiations among representatives of Palm Beach and BancGroup and their respective financial and legal advisors with respect to the Merger;

      (10) Reviewed the potential pro forma impact of the Merger;

      (11) Reviewed the Agreement; and

      (12) Reviewed other financial studies and analyses and took into account other matters as Lehman Brothers deemed necessary, including Lehman Brothers' assessment of general economic, market and monetary conditions.

   In preparing its opinion, Lehman Brothers assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Lehman Brothers, discussed with or reviewed by Lehman Brothers or publicly available, and did not assume any responsibility for independently verifying such information, and Lehman Brothers did not undertake an independent evaluation or appraisal of any of the assets or liabilities of Palm Beach or BancGroup, and was not furnished with any evaluations or appraisals. Lehman Brothers is not an expert in the evaluation of allowances for loan losses, and neither made an independent evaluation of the adequacy of the allowances for loan losses of Palm Beach or BancGroup, nor reviewed any individual credit files of Palm Beach or BancGroup nor was requested to conduct a review of any individual credit files and, as a result, Lehman Brothers assumed that the allowances for loan losses for both Palm Beach and BancGroup are adequate to cover the losses and will be adequate on a pro forma basis for the combined company. In addition, Lehman Brothers did not assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of Palm Beach or BancGroup. Lehman Brothers reviewed and discussed with the managements of Palm Beach and BancGroup financial forecasts relating to Palm Beach and BancGroup and was advised, and assumed, that the forecasts, internally produced in the case of Palm Beach and publicly available in the case of BancGroup, represent reasonable estimates and judgments as to the future financial performance of Palm Beach and BancGroup. With respect to other financial and operating information, including, without limitation, projections regarding the cost savings and expenses expected to result from the Merger, furnished to or discussed with Lehman Brothers by Palm Beach or BancGroup, Lehman Brothers assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the senior managements of Palm Beach or BancGroup. Lehman Brothers further assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.

   Lehman Brothers' opinion is necessarily based upon market, economic and other conditions as in effect on, and on the information made available to Lehman Brothers as of, the date of the opinion. For the purposes of rendering its opinion, Lehman Brothers assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement, including in all respects material to its analysis, that the representations and warranties of each party in the Agreement and in all related documents and instruments that are referred to in the Agreement are true and correct, that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by that party under the Agreement and any related documents and that all conditions to the consummation of the Merger will be satisfied without any waivers. Lehman Brothers also assumed that, in the course of obtaining the necessary regulatory or other consents or approvals, contractual or otherwise, for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the future results of operations or financial condition of Palm Beach, BancGroup or the combined entity, as the case may be, or on the contemplated benefits of the Merger, including the cost savings and expenses expected to result from the Merger.

   Lehman Brothers did not consider, nor did it express, any opinion as to the prices at which the BancGroup common stock will trade following the announcement of the Merger or the price at which BancGroup common stock will trade following the consummation of the Merger. Although Lehman Brothers evaluated the fairness, from a financial point of view, of the consideration to be received in the Merger, Lehman Brothers was not requested to, and did not, recommend the specific consideration payable in the Merger, which consideration was determined through negotiations between Palm Beach and BancGroup and approved by the Palm Beach board of directors. No other limitation was imposed on Lehman Brothers with respect to the investigations made or procedures followed by Lehman Brothers in rendering its opinion.

   In preparing its opinion to the Palm Beach board of directors, Lehman Brothers performed a variety of financial and comparative analyses, including those described below. The summary set forth below does not purport to be a complete description of the analyses underlying Lehman Brothers' opinion or the presentation made by Lehman Brothers to the Palm Beach board of directors. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, or focusing on information presented in tabular format, without considering all of the analyses and factors or the narrative description of the analyses, would create a misleading or incomplete view of the process underlying its opinion.

   In performing its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Lehman Brothers, Palm Beach and/or BancGroup. Any estimates contained in the analyses performed by Lehman Brothers are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, Lehman Brothers' opinion was among several factors taken into consideration by the Palm Beach board of directors in making its determination to approve the merger agreement and the Merger. Consequently, Lehman Brothers' analyses should not be viewed as determinative of the decision of the Palm Beach board of directors or Palm Beach's management with respect to the fairness of the consideration to be received in the Merger set forth in the Agreement.

Financial Analyses

   The following is a summary of the material financial analyses underlying Lehman Brothers' opinion dated May 28, 2002, delivered to the Palm Beach board of directors in a joint presentation in connection with the Merger. THE FINANCIAL ANALYSES SUMMARIZED BELOW INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND LEHMAN BROTHERS' FINANCIAL ANALYSES, THE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. CONSIDERING THE DATA IN THE TABLES BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF LEHMAN BROTHERS' FINANCIAL ANALYSES.

Selected Companies Analysis

   Palm Beach. Lehman Brothers compared financial performance data of Palm Beach with a peer group of sixteen publicly-traded bank holding companies operating in the Southeastern U.S., including:

--1st State Bancorp, Inc.              --Independent Community Bankshares, Incorporated
--Admiralty Bancorp, Inc.              --Savannah Bancorp, Inc.
--Auburn National Bancorporation, Inc. --SNB Bancshares, Inc.
--C&F Financial Corporation            --Southern Community Financial Corp.
--Capital Bank Corporation             --TIB Financial Corp.
--Citizens Holding Company             --Virginia Commerce Bancorp, Inc.
--Community Financial Group, Inc.      --WGNB Corporation
--Eastern Virginia Bankshares, Inc.    --Yadkin Valley Bank and Trust Company

   Lehman compared performance indicators of Palm Beach with the median performance of sixteen selected publicly-traded Southeastern U.S. community banks with total assets between $350 million and $500 million as of March 31, 2002. The performance indicators utilized by Lehman for this comparison were for the year-to-date period ended March 31, 2002, and included the core return on average assets, which was 0.89% for Palm Beach vs. 1.08% for the sixteen banks; the core return on average equity, which was 9.1% for Palm Beach vs. 12.7% for the sixteen banks; the net interest margin, which was 4.81% for Palm Beach vs. 4.29% for the sixteen banks; the efficiency ratio, which was 73.0% for Palm Beach vs. 60.8% for the comparable companies; the tangible equity/tangible assets ratio, which was 9.79% for Palm Beach vs. 8.24% for the sixteen banks; the Tier 1 Capital ratio, which was 10.34% for Palm Beach vs. 10.93% for the comparable companies; the ratio of NPAs/assets, which was 1.30% for Palm Beach vs. 0.70% for the sixteen banks; and the ratio of loan loss reserves/total loans, which was 1.22% for Palm Beach vs. 1.48% for the sixteen banks. Lehman also considered the contribution of fee income to total revenue over the last twelve months, which was 22.8% for Palm Beach vs. 22.2% for the comparable institutions.

   Lehman Brothers evaluated the common stock prices for the selected companies as multiples of historical earnings per share, commonly referred to as EPS, for the twelve month period ended March 31, 2002, and as multiples of book and tangible book values per share as of March 31, 2002. Lehman Brothers then applied the median multiples, upwardly adjusted by 30% to reflect a control premium, to corresponding financial data for Palm Beach in order to derive implied per share values for Palm Beach. All multiples were based on closing stock prices on May 22, 2002. The results of this analysis were as follows:

                                             Median of
                                              Selected
                                Median of Companies with a
                                Selected    30% Control    Implied Value
                                Companies     Premium        per Share
                                --------- ---------------- -------------
        Price as a Multiple of:
        LTM Earnings...........   16.20x       21.10x         $33.14
        Book Value.............    1.88         2.44           48.33
        Tangible Book Value....    1.88         2.44           48.43

   BancGroup. Lehman Brothers compared financial and stock market data of BancGroup and the following fourteen publicly-traded bank holding companies with assets between $10 billion and $30 billion as of March 31, 2002:

    -- Associated Banc-Corp       -- Hibernia Corporation
    -- Banknorth Group, Inc.      -- Huntington Bancshares Incorporated
    -- City National Corporation  -- Marshall & Ilsley Corporation
    -- Commerce Bancshares, Inc.  -- National Commerce Financial Corporation
    -- Compass Bancshares, Inc.   -- North Fork Bancorporation, Inc.
    -- FirstMerit Corporation     -- TCF Financial Corporation
    -- First Virginia Banks, Inc. -- Zions Bancorporation

   Lehman Brothers compared the common stock prices for the selected companies and BancGroup as multiples of estimated EPS for calendar years 2002 and 2003, and as multiples of book and tangible book values per share as of March 31, 2002. All multiples were based on closing stock prices on May 22, 2002. Estimated financial data for BancGroup and the selected companies were based on research analysts estimates. The results of this analysis were as follows:

                                           Colonial  Median of Selected
                                           BancGroup     Companies
                                           --------- ------------------
         Price as a Multiple of:
         2002 Estimated Earnings per Share   12.7x          15.0x
         2003 Estimated Earnings per Share   11.6           13.6
         Book Value.......................   1.94           2.33
         Tangible Book Value..............   2.43           3.17

   None of the selected companies is identical to Palm Beach or BancGroup. Accordingly, an analysis of the results of the Selected Companies Analysis involves complex considerations of the selected companies and other factors that could affect the public trading value of Palm Beach, BancGroup and the selected companies.

   SELECTED TRANSACTIONS ANALYSIS. Lehman Brothers reviewed the terms and financial characteristics of selected transactions involving the acquisition of banks by commercial bank holding companies in 2000, 2001, and year-to-date 2002 through May 24, 2002. Lehman Brothers selected two groups of transactions for comparison: (1) selected transactions in the U.S. with announced deal values between $50 million and $100 million that were announced between January 1, 2001 and May 24, 2002 involving comparable institutions, and (2) selected transactions in Florida with announced deal values greater than $20 million that were announced between January 1, 2000 and May 24, 2002 involving comparable institutions. Lehman Brothers selected transactions that occurred in periods which Lehman deemed to be of similar economic activity and similar market valuations. The two groups selected for Florida deals and nationwide deals incorporated nine transactions and twenty transactions, respectively. The target institutions represented in these transactions were generally profitable community banking organizations. The selected transactions attributable to each applicable comparable group are shown below:

  Selected Nationwide Transactions

Acquiror                                   Target
--------                                   ------
--Synovus Financial Corp.                  Community Financial Group, Inc.
--Hawthorne Financial Corporation          First Fidelity Bancorp, Inc.
--S&T Bancorp Inc.                         Peoples Financial Corporation, Inc.
--Wells Fargo & Company                    Tejas Bancshares, Inc.
--Marshall & Ilsley Corporation            Century Bancshares, Inc.
--The Colonial BancGroup, Inc.             Mercantile Bancorp, Inc.
--F.N.B. Corporation                       Central Bank Shares, Inc.
--Dakota Bancshares, Inc.                  Midway National Bank of St. Paul
--Chittenden Corporation                   Ocean National Corporation
--First National of Nebraska, Incorporated Castle BancGroup, Incorporated
--SouthTrust Corporation                   Bank of Tidewater
--International Bancshares Corporation     National Bancshares Corporation of Texas
--MAF Bancorp, Inc.                        Mid Town Bancorp, Inc.
--Synovus Financial Corp.                  FABP Bancshares, Inc.
--Umpqua Holdings Corp.                    Independent Financial Network, Inc.
--The Colonial BancGroup, Inc.             Manufacturers Bancshares, Inc.
--United Bancshares, Inc.                  Century Bancshares Incorporated
--Virginia Financial Corporation           Virginia Commonwealth Financial Corporation
--Mid-State Bancshares                     Americorp
--WesBanco, Inc.                           American Bancorporation

  Selected Florida Transactions

     Acquiror                       Target
     --------                       ------
     --BB&T Corporation             Regional Financial Corporation
     --South Financial Group, Inc.  Gulf West Banks, Inc.
     --F.N.B. Corporation           Central Bank Shares, Inc.
     --Synovus Financial Corp.      FABP Bancshares, Inc.
     --The Colonial BancGroup, Inc. Manufacturers Bancshares, Inc.
     --F.N.B Corporation            Citizens Community Bancorp, Inc.
     --Wachovia Corporation         Republic Security Financial Corporation
     --SouthTrust Corporation       First Bank Holding Company
     --Wachovia Corporation         Commerce National Corporation

   Lehman Brothers compared equity values in the selected transactions as multiples of the respective target's latest twelve months EPS and its latest available book value and tangible book value to the corresponding multiples implied by the consideration to be paid in the merger of Palm Beach and BancGroup. In addition, Lehman Brothers compared the deposit premiums paid in the selected transactions with the deposit premium implied by the consideration to be paid in the merger of Palm Beach and BancGroup. The analysis was based on the closing price of BancGroup common stock on May 22, 2002. Lehman Brothers then applied the median multiples and deposit premium derived from the selected transactions to corresponding financial data for Palm Beach in order to derive implied per share values for Palm Beach. The results of this analysis were as follows:

                                          Comparable
                              Colonial/   Nationwide  Implied Value per
                              Palm Beach Transactions Palm Beach Share
                              ---------- ------------ -----------------
        Multiple of Price to:
        LTM Earnings.........   31.80x      17.80x         $27.91
        Book Value...........    2.53        2.20           43.57
        Tangible Book Value..    2.53        2.26           44.68
        Deposit Premium......    23.5%       13.6%          44.08

                                          Comparable
                              Colonial/    Florida    Implied Value per
                              Palm Beach Transactions Palm Beach Share
                              ---------- ------------ -----------------
        Multiple of Price to:
        LTM Earnings.........    31.8x       22.0x         $34.51
        Book Value...........    2.53        2.85           56.41
        Tangible Book Value..    2.53        2.95           58.23
        Deposit Premium......    23.5%       17.1%          50.40

   Lehman observed that the price/book and price/tangible book ratios of the Palm Beach/BancGroup transaction were somewhat lower than the comparable ratios for the nine Florida transactions. Lehman Brothers also observed, however, that Palm Beach is over-capitalized in comparison with the target institutions in the Florida transactions with Palm Beach's tangible equity/tangible assets ratio of 9.79% exceeding the median for the targets in the Florida transactions of 7.65%.

   No company or transaction used in the Selected Transactions Analysis is identical to Palm Beach, BancGroup or the proposed merger. Accordingly, an analysis of the results of the Selected Transactions Analysis involves complex considerations of the companies involved and the transactions and other factors that could affect the acquisition value of the companies and Palm Beach.

   DISCOUNTED CASH FLOW ANALYSIS. Lehman Brothers performed a discounted cash flow analysis of Palm Beach to estimate the present value of the stand-alone excess equity flows that Palm Beach could generate for fiscal years 2002 through 2006. Lehman Brothers calculated a range of estimated terminal values by applying multiples ranging from 11.5x to 13.5x to Palm Beach's projected earnings for fiscal year 2007. Estimated financial data for Palm Beach, including Palm Beach's long-term EPS growth rate of 10%, were based on internally developed business plans and management estimates. The present value of the excess equity flows and terminal value was calculated using discount rates ranging from 13% to 15%, which Lehman Brothers viewed as the appropriate range of discount rates for a company with Palm Beach's risk characteristics. This analysis was based on a 6.0% growth rate in assets for Palm Beach and a target tangible common ratio of 7.0% for Palm Beach. "Tangible common ratio" refers to common stockholders equity minus intangibles divided by total assets minus intangibles.

   The analysis was conducted on a stand-alone basis, as well as an acquisition-value basis, which takes into account forecasted synergies and acquisition-related costs. This analysis indicated the following implied per share reference ranges for Palm Beach:

            Implied Per Share Reference Range -- Stand-Alone Basis
                               $31.00 to $36.25
         Implied Per Share Reference Range -- Acquisition-Value Basis
                               $38.25 to $49.00

   PRO FORMA ANALYSIS. Lehman Brothers analyzed the potential pro forma effect of the merger on Palm Beach's and BancGroup's estimated EPS for calendar years 2002 and 2003, based on internal projections in the case of Palm Beach and research analysts' estimates in the case of BancGroup, including potential cost savings estimated by management to be achieved in the Merger. This analysis was based on estimated pre-tax cost savings of $4.0 million, straight-line amortization of core deposit intangibles of $12.8 million over a seven-year period, and a pre-tax restructuring charge of $8.0 million. The analysis assumed that 100% of the consideration to be received in the Merger by the holders of Palm Beach common stock would consist of BancGroup common stock. The Affordability Analysis relies on GAAP as modified by the Financial Accounting Standards Board. This analysis indicated the following accretion/(dilution) to Palm Beach's and BancGroup's estimated
EPS:

                                                 2002    2003
                                                -----   -----
                 IMPACT TO COLONIAL
                    Accretion/(Dilution)--GAAP.  (0.2)%  (0.6)%
                    Accretion/(Dilution)--Cash.   0.1     0.2
                 IMPACT TO PALM BEACH
                    Accretion/(Dilution)--GAAP. 113.4%  112.3%
                    Accretion/(Dilution)--Cash. 114.5   114.7
                    Dividends Per Share........ 551.5   551.4

   The actual results achieved by the combined company may vary from projected results and the variations may be material.

   OTHER FACTORS. In rendering its opinion, Lehman Brothers considered other factors for informational purposes, including historical price performance of BancGroup common stock, the relationship between movements in BancGroup common stock and movements in comparable bank indices and the expected long-term EPS growth rates for Palm Beach and BancGroup as estimated by management projections and research analysts, respectively.

   MISCELLANEOUS. Lehman Brothers was retained by the Board of Directors of Palm Beach to market Palm Beach to the selected regional, national and international bank holding companies and to render its fairness opinion. Palm Beach has agreed to pay Lehman Brothers a fee of one percent on the first $86 million of the market value of the transaction and two percent on the portion in excess of $86 million. Based on the market value of the transaction as of May 24, 2002, the total anticipated fee payable to Lehman Brothers was $1.25 million, of which $150,000 is deemed to be payment for preparation and delivery of the Fairness Opinion. Palm Beach has agreed to indemnify Lehman against certain liabilities as delineated in Lehman's agreement with Palm Beach.

   Lehman Brothers and/or its affiliates in the past have provided, and may in the future provide, investment banking and financial services to Palm Beach and BancGroup unrelated to the Merger, for which services Credit Suisse First Boston and Lehman Brothers have received, and expect to receive, compensation. In the ordinary course of business, Lehman Brothers and its affiliates may actively trade the debt and equity securities of Palm Beach and BancGroup for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in those securities.

Recommendation of the Board of Directors of Palm Beach

   The Board of Directors of Palm Beach has determined that the Agreement is in the best interest of Palm Beach shareholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF PALM BEACH VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE AGREEMENT.

BancGroup's Reasons for the Merger

   The Board of Directors of BancGroup has unanimously approved the Merger and the Agreement. The Merger will allow BancGroup to expand its banking operations in the Palm Beach market area. BancGroup currently operates a commercial bank with 96 branches in Florida. The Board of Directors of BancGroup believes that the combination with Palm Beach is consistent with its current expansion strategy.

   In approving the Merger and the Agreement, the Board of Directors of BancGroup took into account: (i) the financial performance and condition of Palm Beach and Palm Beach National Bank & Trust Company (the "Bank"), including its capital and asset quality; (ii) similarities in the philosophies of BancGroup and Palm Beach, including commitment of Palm Beach to delivering high quality personalized financial services to its customers; and (iii) the extensive knowledge of, and experience in, the Palm Beach, Florida market area that has been demonstrated by the management of Palm Beach.

Related Transactions--Stock Option

   Palm Beach and BancGroup have entered into a stock option agreement dated as of May 28, 2002 (the "Option Agreement") whereby Palm Beach has granted to BancGroup an option to purchase up to 338,353 shares of Palm Beach common stock at a purchase price of $50.00 per share. Both the number of shares subject to the option and the purchase price per option share are subject to adjustment in certain circumstances. The Option Agreement was entered into as an inducement for and as a condition to BancGroup's execution of the Agreement. The Option Agreement is intended to increase the likelihood that the Merger will be consummated by making it more difficult and expensive for a third party to acquire control of Palm Beach while BancGroup is seeking to consummate the Merger.

   The option granted under the Option Agreement may be exercised by BancGroup, in whole or in part, in the event a "Purchase Event" precedes the termination of the Agreement. If the option becomes exercisable, Palm Beach may be required to repurchase the option or any shares issued thereunder at a price calculated in accordance with the Option Agreement. In addition, under certain circumstances, the option may be converted into a similar option to acquire shares of a person engaging in certain transactions with Palm Beach.

   The term "Purchase Event" is defined to include: (i) Palm Beach's agreement, without BancGroup's prior written consent, to effect an "Acquisition Transaction" with any person other than BancGroup, or Palm Beach's authorization, recommendation, or public proposal of (or public announcement of its intention to authorize, recommend, or propose) such an agreement; or (ii) the acquisition by any person of beneficial ownership of 25% or more of the outstanding shares of Palm Beach common stock. The term "Acquisition Transaction" is defined to include: (i) a merger, consolidation, or other business combination involving Palm Beach; (ii) the disposition, by sale, exchange, lease, or otherwise, of substantially all of the consolidated assets of Palm Beach; or (iii) the issuance of securities representing 25% or more of the voting power of Palm Beach.

   The Option Agreement, and the option granted thereunder, terminate upon the earliest to occur of: (i) the Effective Date of the Merger; (ii) termination of the Agreement in accordance with its terms prior to the occurrence of a Purchase Event or a "Preliminary Purchase Event" (generally, a tender offer or exchange offer by a third party to acquire more than 25% of the outstanding shares of Palm Beach common stock or the failure of Palm Beach's shareholders to approve the Merger following the public announcement of a proposed Acquisition Transaction or tender offer); (iii) termination of the Agreement by BancGroup after the occurrence of a Purchase Event or a Preliminary Purchase Event for reasons other than a breach of the Agreement by Palm Beach or the failure to occur of certain conditions which are precedents to the consummation of the Merger; or (iv) 24 months after termination of the Agreement by BancGroup following the occurrence of a Purchase Event or a Preliminary Purchase Event because of a material breach of the Agreement by Palm Beach or the failure to occur of certain conditions precedent to the consummation of the Merger.

   To the knowledge of Palm Beach, no event that would permit the exercise of the option has occurred as of the date hereof. The rights and obligations of Palm Beach and BancGroup under the Option Agreement are subject to receipt of any required regulatory approval, including approval by the Federal Reserve under the BHCA.

   The Option Agreement, together with Palm Beach's agreement not to negotiate or entertain any proposals for the sale of Palm Beach or its subsidiaries to another party (see "The Merger -- Commitments with Respect to Other Offers"), have the effect of discouraging persons who might now or prior to the Effective Date be interested in acquiring all or a significant interest in Palm Beach from considering or proposing such an acquisition, even if such persons were prepared to pay a higher price per share for the Palm Beach common stock than the price per share to be paid by BancGroup in the Merger. The option granted to BancGroup under the Option Agreement will become exercisable in the event of the occurrence of certain proposals to acquire Palm Beach or the Bank. The possibility that BancGroup might exercise the option, and thus acquire a substantial block of Palm Beach common stock, would most likely deter offers of other bidders interested in such an acquisition.

Interests of Certain Persons in the Merger

   Certain members of the management and Boards of Directors of Palm Beach and the Bank may be deemed to have certain interests in the Merger in addition to their interest as shareholders of Palm Beach generally. The Board of Directors of Palm Beach was aware of these interests and considered them, among other matters, in unanimously approving the Agreement.

   Assumption of Options. As of the date of this Prospectus, Palm Beach had outstanding options (the "Palm Beach Options") which entitle the holders thereof to acquire up to 466,017 shares of Palm Beach common stock. To the extent that they have not been exercised prior to the Merger, 50,000 of the Palm Beach Options will terminate pursuant to their own terms upon consummation of the Merger. The Agreement provides that the remaining Palm Beach Options, to the extent not exercised prior to the Effective Date, will be assumed by BancGroup on essentially the same terms as were applicable to such option to acquire Palm Beach common stock except that the options will thereafter represent to acquire BancGroup common stock. The number of shares BancGroup common stock represented by each option will equal the number of shares Palm Beach common stock subject to the option multiplied by the Exchange Ratio and the exercise price of each option to acquire BancGroup common stock will be equal to the exercise price for each share of Palm Beach common stock subject to such option divided by the Exchange Ratio. Alternatively, a holder of a Palm Beach Option may elect to exchange his or her Palm Beach Options for a cash payment equal to Market Value multiplied by the number of shares of BancGroup common stock that would have issued if such Palm Beach Option had been exercised less the aggregate exercise price. See "The Merger--Treatment of Palm Beach Options."

   Employees. On the Effective Date, BancGroup has entered into an employment agreement with H. Loy Anderson, Jr., the President and Chief Executive Officer of the Bank. This employment agreement only becomes effective upon the consummation of the Merger. Mr. Anderson's employment agreement provides that he will, among other things, act as President of Colonial Bank's Palm Beach County operation, for a base salary based upon the annual average of Mr. Anderson's base salary, cash bonus and director's fees for the years 1999, 2000 and 2001. This average is approximately $475,915. The employment agreement also provides that this amount will be increased at least 5% per year. Additionally, Mr. Anderson will receive a car allowance of $1,000 per month and reimbursement for civic and/or social clubs up to $15,000 per year. The employment agreement also provides that Mr. Anderson will receive a "first year transition fee" in the amount of $825,000 payable on the first anniversary of the consummation of the Merger. The employment agreement also obligates BancGroup to maintain the same split dollar life insurance policy currently maintained by Palm Beach for Mr. Anderson for the rest of his life. Mr. Anderson will also be paid a bonus of $500,000 at the completion of the term of the employment agreement. The term of the employment agreement is five years after the Effective Date. BancGroup may terminate the employment agreement prior to that date by paying Mr. Anderson a cash payment equal to the total salary that would otherwise be paid for the remainder of the term of the employment agreement plus a prorated amount of the $500,000 bonus that would have otherwise been paid to Mr. Anderson at the completion of the term of the employment agreement. The employment agreement also provides that Mr. Anderson will not compete against BancGroup in the Florida counties of Dade County, Broward County, Palm Beach County, Martin County or any county contiguous to any such county for up to five years following the Effective Date.

   Certain employees of Palm Beach have entered into agreements with Palm Beach that provide that employee with an increased severance payment if that employee's employment is terminated within one year of the Merger. Generally, the increased severance pay is equal to one year (one and a half years in the case of one executive) of the employee's current salary.

   On the Effective Date, all employees of Palm Beach will, at BancGroup's option, either become employees of BancGroup or its subsidiaries or be entitled to severance benefits in accordance with Colonial Bank's severance policy as of the date of the Agreement. All employees of Palm Beach who become employees of BancGroup or its subsidiaries on the Effective Date will be entitled, to the extent permitted by applicable law, to participate in all benefit plans of BancGroup to the same extent as BancGroup's employees.

   Indemnification. Under the Agreement, BancGroup has agreed for a period of six years to indemnify the directors and executive officers of Palm Beach against certain claims and liabilities arising out of or pertaining to matters existing or occurring at or prior to the Effective Date, to the extent that Palm Beach would have been authorized under Florida law, or under its Articles of Incorporation or Bylaws, to indemnify such persons.

Conversion of Palm Beach Common Stock

   The Agreement provides for the Merger of Palm Beach with and into BancGroup, with BancGroup to be the surviving corporation. On the Effective Date, each share of Palm Beach common stock outstanding and held by the Palm Beach shareholders (except shares as to which dissenters' rights are perfected) will be converted by operation of law and without any action by any holder thereof into the number of shares of BancGroup common stock (the "Merger Consideration") equal to $50.00 divided by the Market Value, provided that the Market Value for BancGroup is not less than $14.00 per share nor greater than $17.50 per share. If the Market Value is less than $14.00, then each share of Palm Beach common stock outstanding at the Effective Date shall be converted into 3.5714 shares of BancGroup common stock. If the Market Value is greater than $17.50, then each share of Palm Beach common stock shall be converted into
2.8572 shares of BancGroup common stock. The Market Value shall be the average of the closing prices of the BancGroup common stock as reported by the NYSE on each of the ten trading days ending on the trading day five trading days immediately preceding, and not including the Effective Date. The appropriate ratio that is used to calculate the Merger Consideration based upon the Market Value as set forth above is referred to as the "Exchange Ratio." Accordingly, based upon the 1,700,271 shares of Palm Beach common stock outstanding as of the date of this Proxy Statement/Prospectus, and assuming that the Market Value
of BancGroup common stock is equal to $       (which was its closing price on
      , 2002), the number of shares of BancGroup common stock that may be
issued in the Merger would be approximately       . The number of shares of
BancGroup common stock to be issued in the Merger will increase proportionally with each share of Palm Beach common stock issued pursuant to the exercise, before the Effective Date, of the Palm Beach Options. See "--Interests of Certain Persons in the Merger" and "--Treatment of Palm Beach Options."

   No fractional shares of BancGroup common stock will be issued in connection with the Merger. Each shareholder of Palm Beach otherwise entitled to receive a fractional share of BancGroup common stock will receive instead a cash payment (without interest) equal to such fractional interest multiplied by the Market Value.

   As of       , 2002, the closing price of BancGroup common stock was $      .
If, upon the Effective Date, the Market Value is equal to $      , then each
share of Palm Beach common stock will be converted into        shares of
BancGroup common stock. As a result, a shareholder of Palm Beach who owns 500
shares of Palm Beach common stock would be entitled to receive        shares of
BancGroup common stock (500 multiplied by       ). If the Market Value is less
than $14.00, then each share of Palm Beach common stock outstanding at the Effective Date shall be converted into 3.5714 shares of BancGroup common stock. If the Market Value is greater than $17.50, then each share of Palm Beach common stock shall be converted into 2.8572 shares of BancGroup common stock. Shareholders are advised to obtain current market quotations for

BancGroup common stock. The Market Value of BancGroup common stock at the Effective Date, or on the date on which certificates representing such shares are received by Palm Beach shareholders, may be higher or lower than the market price of BancGroup common stock as of the Record Date or at the time of the Special Meeting.

   The Agreement provides that if, prior to the Effective Date, BancGroup common stock is changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the BancGroup common stock, an appropriate and proportionate adjustment will be made in the number of shares of BancGroup common stock into which the Palm Beach common stock will be converted in the Merger.

Surrender of Palm Beach Common Stock Certificates

   On the Effective Date and subject to the conditions described at "Conditions to Consummation of the Merger," Palm Beach shareholders (except those shareholders who perfect dissenters' rights under applicable law) will automatically, and without further action by such shareholders or by BancGroup, become owners of BancGroup common stock, as described herein. Outstanding certificates representing shares of the Palm Beach common stock will represent shares of BancGroup common stock. Thereafter, upon surrender of the certificates formerly representing shares of Palm Beach common stock, the holders will be entitled to receive certificates for the BancGroup common stock. Dividends on the shares of BancGroup common stock will accumulate without interest and will not be distributed to any former shareholder of Palm Beach unless and until such shareholder surrenders for cancellation his certificate for Palm Beach common stock. SunTrust Bank, transfer agent for BancGroup common stock, will act as the Exchange Agent with respect to the shares of Palm Beach common stock surrendered in connection with the Merger. The Exchange Agent will mail a detailed explanation of these arrangements to Palm Beach shareholders promptly following the Effective Date. Stock certificates should not be sent to the Exchange Agent until such notice is received.

Treatment of Palm Beach Options

   Assumption of Options. As of the date of this Prospectus, Palm Beach had granted options (the "Palm Beach Options"),which entitle the holders thereof to acquire up to 466,017 shares of Palm Beach common stock. Except for the Palm Beach Options exercised or terminated prior to the Effective Date, on the Effective Date, BancGroup will assume all Palm Beach Options outstanding, and each such option will represent the right to acquire the BancGoup Common Stock on substantially the same terms applicable to the Palm Beach Options. The registration statement registering the shares of BancGroup common stock issued pursuant to the Merger also registers the shares of BancGroup common stock to be issued upon the exercise of the Palm Beach Options assumed by BancGroup. The number of shares of BancGroup common stock to be issued pursuant to such options will equal the number of shares of Palm Beach common stock subject to such Palm Beach Options multiplied by the Exchange Ratio, provided that no fractional shares of BancGroup common stock will be issued. The number of shares of BancGroup common stock to be issued upon the exercise of Palm Beach Options, if a fractional share exists, will equal the number of whole shares obtained by rounding to the nearest whole number, giving account to such fraction, or else such fractional interest shall be paid in cash, based upon the Market Value. The exercise price for the acquisition of BancGroup common stock will be the exercise price for each share of Palm Beach common stock subject to such options divided by the Exchange Ratio, adjusted appropriately for any rounding to whole shares that may be done.

   Alternatively, a holder of Palm Beach Options may elect to exchange his or her Palm Beach Options for the right to receive a cash payment on the Effective Date. The amount of such cash payment is equal to the Market Value multiplied by the number of shares of BancGroup common stock that would have been issued if such Palm Beach Options had been exercised less the aggregate exercise price.

   Certain of Palm Beach Options are issuable pursuant to the Palm Beach National Bank & Trust Company Stock Option Plan, a stock option plan originally adopted by the Bank in 1992, and assumed by Palm Beach when it became a bank holding company in 1996 (the "Option Plan"). The Option Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to the Employee Retirement Income Security Act of 1974. Palm Beach Options are not transferable except under the laws of descent and distribution or the prior approval of the Palm Beach Board of Directors. The remaining Palm Beach Options were issued pursuant to agreements between Palm Beach and the optionees.

   The Palm Beach Options are non-qualified options that are not "incentive stock options" under Section 422 of the Internal Revenue Code. Thus, upon exercise of such an option, ordinary income will result to the optionee equal to the difference between the price of the options and the fair market value of the stock subject to the option at the date of exercise. Palm Beach (or BancGroup, if the option is exercised after the Merger) will be entitled to a tax deduction equal to the amount of ordinary income accruing to the optionee. The foregoing statements concerning federal income tax treatment are necessarily general and may not apply in a particular instance. Holders of Palm Beach options should contact their own professional tax advisors for advice concerning their particular tax situation.

   Other Matters. It is not anticipated that BancGroup will make any reports to option holders regarding the amount or status of Palm Beach Options held. Option holders may obtain such information from BancGroup at the address given above on page 3 of this Proxy Statement/Prospectus.

   The shares subject to options will be obtained by BancGroup from authorized but unissued shares, from treasury stock or bought on the open market.

Certain Federal Income Tax Consequences

   The Merger is intended to qualify as a "reorganization" for federal income tax purposes under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). The obligation of each of Palm Beach and BancGroup to consummate the Merger is conditioned on the receipt of an opinion from PricewaterhouseCoopers LLP, BancGroup's independent public accountant, to the effect that the Merger will constitute such a reorganization. BancGroup has received this opinion. In delivering its opinion, PricewaterhouseCoopers LLP received and relied upon certain representations contained in certificates of officers of BancGroup and Palm Beach and certain other information, data, documentation and other materials as it deemed necessary. The tax opinion is based upon customary assumptions contained therein, including the assumption that Palm Beach has no knowledge of any plan or intention on the part of the Palm Beach shareholders to sell or dispose of BancGroup common stock that would reduce their holdings to the number of shares having in the aggregate a fair market value of less than 50% of the total fair market value of the Palm Beach common stock outstanding immediately upon consummation of the Merger.

   Neither Palm Beach nor BancGroup intends to seek a ruling from the IRS as to the federal income tax consequences of the Merger. Shareholders of Palm Beach should be aware that the opinion will not be binding on the IRS or the courts. Shareholders of Palm Beach also should be aware that some of the tax consequences of the Merger are governed by provisions of the Code as to which there are no final regulations and little or no judicial or administrative guidance. There can be no assurance that future legislation, administrative rulings, or court decisions will not adversely affect the accuracy of the statements contained herein.

   The tax opinion states that, provided the assumptions stated therein are satisfied, the Merger will constitute a reorganization as defined in Section 368(a) of the Code, and the following federal income tax consequences will result to Palm Beach shareholders who exchange their shares of Palm Beach common stock for shares of BancGroup common stock:

      (i) No gain or loss will be recognized by Palm Beach shareholders on the exchange of shares of Palm Beach common stock for shares of BancGroup common stock;

      (ii) The aggregate basis of BancGroup common stock received by each Palm Beach shareholder (including any fractional shares of BancGroup common stock deemed received, but not actually received), will be the same as the aggregate tax basis of the shares of Palm Beach common stock surrendered in exchange therefor;

      (iii) The holding period of the shares of BancGroup common stock received by each Palm Beach shareholder will include the period during which the shares of Palm Beach common stock exchanged therefor were held, provided that the shares of Palm Beach common stock were a capital asset in the holder's hands as of the Effective Date;

      (iv) Cash payments received by each Palm Beach shareholder in lieu of a fractional share of BancGroup common stock will be treated for federal income tax purposes as if the fractional share had been issued in the exchange and then redeemed by BancGroup. Gain or loss will be recognized on the redemption of the fractional share and generally will be capital gain or loss if the Palm Beach common stock is a capital asset in the hands of the holder;

      (v) No gain or loss will be recognized by Palm Beach upon the transfer of its assets and liabilities to BancGroup. No gain or loss will be recognized by BancGroup upon the receipt of the assets and liabilities of Palm Beach;

      (vi) The basis of the assets of Palm Beach acquired by BancGroup will be the same as the basis of the assets in the hands of Palm Beach immediately prior to the Merger;

      (vii) The holding period of the assets of Palm Beach in the hands of BancGroup will include the period during which such assets were held by Palm Beach;

      (viii) No gain or loss will be recognized by Palm Beach shareholders on the assumption and conversion of Palm Beach Options into options to acquire BancGroup common stock; and

      (ix) A Palm Beach shareholder who dissents and receives only cash pursuant to dissenters' rights will recognize gain or loss. Such gain or loss will, in general, be treated as capital gain or loss, measured by the difference between the amount of cash received and the tax basis of the shares of Palm Beach common stock converted, if the shares of Palm Beach common stock were held as capital assets. However, a Palm Beach shareholder who receives only cash may need to consider the effects of Section 302 and 318 of the Code in determining the federal income tax consequences of the transaction.

   Each Palm Beach shareholder will be required to report on such shareholder's federal income tax return for the fiscal year of such shareholder in which the Merger occurs that such shareholder has received BancGroup common stock in a reorganization.

   THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THE SHAREHOLDERS OF PALM BEACH, TO PALM BEACH AND TO BANCGROUP AND DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF ALL POTENTIAL TAX EFFECTS OF THE MERGER. THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES, BANKS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, NON-UNITED STATES PERSONS, STOCKHOLDERS WHO DO NOT HOLD THEIR SHARES OF PALM BEACH COMMON STOCK AS "CAPITAL ASSETS" WITHIN THE MEANING OF SECTION 1221 OF THE CODE, AND SHAREHOLDERS WHO ACQUIRED THEIR SHARES OF PALM BEACH COMMON STOCK PURSUANT TO THE EXERCISE OF OPTIONS OR OTHERWISE AS COMPENSATION, NOR ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION; MOREOVER, THE TAX CONSEQUENCES TO HOLDERS OF PALM BEACH OPTIONS ARE NOT DISCUSSED. THE DISCUSSION IS BASED UPON THE CODE, TREASURY REGULATIONS

THEREUNDER AND ADMINISTRATIVE RULINGS AND COURT DECISIONS AS OF THE DATE HEREOF. ALL OF THE FOREGOING IS SUBJECT TO CHANGE, AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. PALM BEACH SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO THEM.

Other Possible Consequences

   If the Merger is consummated, the shareholders of Palm Beach, a Florida corporation, will become shareholders of BancGroup, a Delaware business corporation. For a discussion of the differences, if any, in the rights, preferences, and privileges attaching to Palm Beach common stock as compared with BancGroup common stock, see "Comparative Rights of Stockholders."

Conditions to Consummation of the Merger

   The parties' respective obligations to consummate the Merger are subject to the satisfaction (or waiver, to the extent permitted by law) of various conditions set forth in the Agreement.

   The obligations of Palm Beach and BancGroup to consummate the Merger are conditioned upon, among other things, (i) the approval of the Agreement by the holders of at least a majority of the outstanding shares of Palm Beach common stock; (ii) the notification to, or approval of the Merger by, the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Florida Department of Banking and Finance (the "Florida Department"); (iii) the absence of pending or threatened litigation with a view to restraining or prohibiting consummation of the Merger or to obtain divestiture, rescission or damages in connection with the Merger; (iv) the absence of any investigation by any governmental agency which might result in any such proceeding; (v) consummation of the Merger no later than January 31, 2003; and (vi) receipt of opinions of counsel regarding certain matters. The Agreement permits the parties to waive, in writing, conditions for the consummation of the Merger other than those required by law.

   The obligation of Palm Beach to consummate the Merger is further subject to several other conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of BancGroup; (ii) Lehman Brothers Inc. shall not have withdrawn as of the Effective Date its opinion attached as Appendix D to this Proxy Statement/Prospectus that, based upon and subject to the assumptions made and matters set forth therein, as of the date thereof, the consideration to be received by the shareholders of Palm Beach in the Merger is fair, from a financial point of view, to the shareholders of Palm Beach; (iii) the shares of BancGroup common stock to be issued under the Agreement shall have been approved for listing on the NYSE; and (iv) the accuracy in all material respects of the representations and warranties of BancGroup contained in the Agreement and the performance by BancGroup of all of its covenants and agreements under the Agreement.

   The obligation of BancGroup to consummate the Merger is subject to several other conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of Palm Beach; (ii) the number of shares as to which holders of Palm Beach common stock exercise dissenters' rights not exceeding 10% of the outstanding shares of Palm Beach common stock; and (iii) the accuracy in all material respects of the representations and warranties of Palm Beach contained in the Agreement, and the performance by Palm Beach of all of its covenants and agreements under the Agreement.

   It is anticipated that the foregoing conditions, as well as certain other conditions contained in the Agreement, such as the receipt of certificates of officers of each party as to compliance with the Agreement and satisfaction of each party of all representations, warranties and covenants, will either be satisfied or waived by the parties. The Agreement provides that each of Palm Beach and BancGroup may waive all conditions to its respective obligation to consummate the Merger, other than the receipt of the requisite approvals of regulatory authorities and approval of the Agreement by the shareholders of Palm Beach. In making any decision regarding a waiver of one or more conditions to consummation of the Merger or an amendment of the Agreement, the Boards of Directors of Palm Beach and BancGroup would be subject to the fiduciary duty standards imposed upon such boards by relevant law that would require such boards to act in the best interests of their respective shareholders.

Amendment or Termination of Agreement

   To the extent permitted by law, the Agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the Boards of Directors of each of the parties. However, after approval of the Agreement by the holders of Palm Beach common stock, no amendment decreasing the consideration to be received by Palm Beach shareholders may be made without the further approval of such shareholders. The Agreement may be terminated at any time prior to or on the Effective Date, whether before or after approval of the Agreement by the shareholders of Palm Beach, by the mutual consent of the respective Boards of Directors of Palm Beach and BancGroup or by the Board of Directors of either BancGroup or Palm Beach under certain circumstances including, but not limited to: (i) a material breach which cannot or has not been cured within 30 days of notice of such breach being given by the non-breaching party, (ii) failure to consummate the transactions contemplated under the Agreement by January 31, 2003, provided that such failure to consummate is not caused by any breach of the Agreement by the party electing to terminate and (iii) if Palm Beach enters into a binding agreement with any third party to merge with, or sell control to, that third party. In that event, BancGroup will have the right to purchase up to 19.9% of the Palm Beach stock at 50.00 per share.

Commitment with Respect to Other Offers

   Until the earlier of the Effective Date or, subject to certain limitations, the termination of the Agreement, neither Palm Beach nor any of its directors or officers (or any person representing any of the foregoing) may solicit or encourage inquiries or proposals with respect to, furnish any information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or of a substantial portion of the assets of, or of a substantial equity interest in, Palm Beach or any business combination involving Palm Beach (collectively, an "Acquisition Proposal") other than as contemplated by the Agreement. Palm Beach is required to notify BancGroup immediately if any such inquiries or proposals are received by Palm Beach, if any such information is requested from Palm Beach, or if any such negotiations or discussions are sought to be initiated with Palm Beach. Palm Beach is required to instruct its officers, directors, agents or affiliates or their subsidiaries to refrain from doing any of the above. Palm Beach may communicate information about an Acquisition Proposal to its shareholders if and to the extent that legal counsel provides a written opinion to Palm Beach that it is required to do so in order to comply with its legal obligations.

   In connection with the Agreement, Palm Beach has granted to BancGroup the option to purchase up to 19.9% of the Palm Beach common stock at a purchase price of $50.00 per share. The option will become exercisable upon the occurrence of certain events which are generally related to the potential acquisition of Palm Beach by another party. The option is intended to increase the likelihood that the Merger will be consummated by making it more difficult and expensive for any third party to acquire control of Palm Beach while BancGroup is seeking to consummate the Merger. See "--Related Transactions--Stock Option."

Regulatory Approvals

   An application must be filed with the Federal Reserve pursuant to Section 3 of the Bank Holding Company Act of 1956, as amended (the "BHCA") and the regulations promulgated pursuant thereto for its prior approval of the Merger. In addition, notice of the Merger must be filed with the Florida Department of Banking and Finance (the "Florida Department") pursuant to Florida Statutes (S)
658.295. Subsequent to the Merger, it is anticipated that Palm Beach National Bank & Trust Company will be merged with and into Colonial Bank (the "Bank Merger"). Prior to the consummation of the Bank Merger, the approval of the Bank Merger by the Federal

Reserve and the Alabama State Banking Department ("Alabama Department") must be obtained, and notice of the Bank Merger must be filed with the Office of the Comptroller of the Currency (the "OCC") and the Florida Department. With respect to the Bank Merger, applications were filed with the Federal Reserve and the Alabama Department, and notifications were filed with the OCC and the Florida Department, on July 2, 2002. With respect to the Merger, an application was filed with the Federal Reserve and a notification was filed with the Florida Department on July 2, 2002. The regulatory approval process is expected to take approximately two months from this date.

   Federal Reserve Approval. Pursuant to Section 3 of the BHCA, and the regulations promulgated pursuant thereto, the approval of the Federal Reserve must be obtained prior to completion of the Merger. The Federal Reserve must withhold approval of the Merger if it finds that the transaction will result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States. In addition, the Federal Reserve may not approve the Merger if it finds that the effect thereof may be substantially to lessen competition in any section of the country, or tend to create a monopoly, or would in any other manner be in restraint of trade, unless it finds that the anti-competitive effects of the Merger are clearly outweighed by the probable effect of the Merger in meeting the convenience and needs of the communities to be served. The Federal Reserve will also take into consideration the financial condition and managerial resources of BancGroup, its subsidiaries, any banks related to BancGroup through common ownership or management, and the Bank. Finally, the Federal Reserve will consider the compliance records of BancGroup's subsidiaries under the Community Reinvestment Act.

   In addition, the Federal Reserve is expressly permitted to approve applications under Section 3 of the BHCA for a bank holding company that is adequately capitalized and adequately managed to acquire control of a bank located in a state other than the home state of such bank holding company (an "Interstate Acquisition"), without regard to whether such transaction is prohibited under the law of any state. However, if the law of the state in which the target bank is located requires the target bank to have been in existence for some minimum period of time, the Federal Reserve is prohibited from approving an application by a bank holding company to acquire such target bank if such target bank does not satisfy this state law requirement, so long as the state law specifying such minimum period of time does not specify a period of more than five years.

   Also, the Federal Reserve is prohibited from approving an Interstate Acquisition if the acquiring bank holding company controls, or upon consummation of the acquisition, would control, more than 10% of the total amount of deposits of insured depository institutions in the United States. Finally, subject to certain exceptions, the Federal Reserve may not approve an application pertaining to an Interstate Acquisition if, among other things, the bank holding company, controls a bank that has a branch in any state in which any target bank has a branch, and upon consummation of the acquisition, would control 30% or more of the total amount of deposits of insured depository institutions in the state where the target bank is located.

   The BHCA provides for the publication of notice and public comment on the application and authorizes the Federal Reserve to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Merger. Section 11 of the BHCA imposes a waiting period which prohibits the consummation of the Merger, in ordinary circumstances, for a period ranging from 15 to 30 days following the Federal Reserve's approval of the Merger. During such period, the United States Department of Justice, should it object to the Merger for antitrust reasons, may challenge the consummation of the Merger.

   Pursuant to Section 18(c) of the Federal Deposit Insurance Act (the "Bank Merger Act"), the Federal Reserve's prior approval of the Bank Merger must be obtained. The Federal Reserve is prohibited from approving the Bank Merger if it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. In addition, the Federal Reserve is prohibited from approving the Bank Merger if its effect, in any section of the country, would be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade, unless it finds that the anti-competitive effects of the Bank Merger are clearly outweighed in the public interest by the probable effect of the Bank Merger in meeting the convenience and needs of the community to be served. The Federal Reserve is required to take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions, and the convenience and needs of the community to be served. Finally, the Federal Reserve will consider the compliance records of the applicant bank under the Community Reinvestment Act.

   In that the Bank Merger constitutes an interstate bank merger, certain additional requirements are applicable to the Bank Merger. For example, the Federal Reserve is prohibited from approving the Bank Merger if the bank resulting from the Bank Merger, including all insured depository institutions which are affiliates of such resulting bank, upon consummation of the transaction, would control more than 10% of the total amount of deposits of insured depository institutions in the United States. The Federal Reserve is also prohibited from approving the Bank Merger if either party to the Bank Merger has a branch in any state in which any other bank involved in the Bank Merger has a branch, and the resulting bank, upon consummation of the Bank Merger, would control 30% or more of the total amount of deposits of insured depository institutions in any such state. Finally, the Federal Reserve may approve the interstate bank merger only if each bank involved in the transaction is adequately capitalized as of the date the application is filed, and the Federal Reserve determines that the resulting bank will continue to be adequately capitalized and adequately managed upon consummation of the Bank Merger.

   The Bank Merger Act and the Federal Reserve regulations provide for the publication of notice and public comment on the application and authorizes the Federal Reserve to permit interested parties to intervene in the proceedings.
If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Bank Merger. The Bank Merger Act imposes a waiting period which prohibits consummation of the Bank Merger, in ordinary circumstances, for a period ranging from 15 to 30 days following the Federal Reserve's approval of the Bank Merger. During such period, the United States Department of Justice, should it object to the Bank Merger for antitrust reasons, may challenge the consummation of the Bank Merger.

   Alabama Department Approval. The Bank Merger must be approved by the Alabama Department pursuant to applicable provisions of the Alabama Banking Code. The Superintendent of the Alabama Department will approve the Bank Merger, if he finds that:

  . the proposed transaction will not be detrimental to the safety and soundness of the bank resulting from the Bank Merger,

  . any new officers and directors of the resulting bank are qualified by character, experience, and financial responsibility to direct and manage the resulting bank, and

  . the proposed Bank Merger is consistent with the convenience and needs of the communities to be served by the resulting bank in the State of Alabama and is otherwise in the public interest.

   The Merger agreement provides that the obligation of each of BancGroup and Palm Beach to consummate the Merger is conditioned upon the receipt of all necessary regulatory approvals to merge Palm Beach with and into BancGroup. The approval of the Bank Merger is not required to consummate the Merger. There can be no assurance that the application necessary for BancGroup to consummate the Merger with Palm Beach will be approved, and, if such approval is received, that such approval will not be conditioned upon terms and conditions that would cause the parties to abandon the Merger.

   Any approval received from bank regulatory agencies reflects only their view that the Merger does not contravene applicable competitive standards imposed by law, and that the Merger is consistent with regulatory policies relating to safety and soundness. THE APPROVAL OF THE BANK REGULATORY AGENCIES IS NOT AN ENDORSEMENT OR RECOMMENDATION OF THE MERGER.

   BancGroup is not aware of any governmental approvals or actions that may be required for consummation of the Merger except for the prior approval of the Federal Reserve and notification to the Florida Department described above. Should any such approval or action be required, it is presently contemplated that such approval or action would be sought.

Conduct of Business Pending the Merger

   The Agreement contains certain restrictions on the conduct of the business of Palm Beach pending consummation of the Merger. The Agreement prohibits Palm Beach from taking, without the prior written consent of BancGroup, any of the following actions, prior to the Effective Date, subject to certain limited exceptions previously agreed to by BancGroup and Palm Beach:

      (i) Issuing, delivering or agreeing to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury), except shares of Palm Beach common stock issued upon the exercise of Palm Beach Options or in connection with the Stock Option Agreement with BancGroup;

      (ii) Borrowing or agreeing to borrow any funds or incurring or becoming subject to, any liability (absolute or contingent) except borrowings, obligations and liabilities incurred in the ordinary course of business and consistent with past practice;

      (iii) Paying any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent balance sheet and current liabilities incurred since that date in the ordinary course of business and consistent with past practice;

      (iv) Declaring or making or agreeing to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to shareholders, or purchasing or redeeming or agreeing to purchase or redeem, any of its outstanding securities except that Palm Beach may pay cash dividends at its current rate and at times consistent with past practices;

      (v) Except in the ordinary course of business, selling or transferring or agreeing to sell or transfer, any of its assets, property or rights or canceling, or agreeing to cancel, any debts or claims;

      (vi) Except in the ordinary course of business, entering or agreeing to enter into any agreement or arrangement granting any preferential rights to purchase any of its assets, property or rights or requiring the consent of any party to the transfer and assignment of any of its assets, property or rights;

      (vii) Waiving any rights of value which in the aggregate are material considering the business as a whole;

      (viii) Except in the ordinary course of business, making or permitting any amendment or termination of any contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

      (ix) Except in accordance with past practice, making any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

      (x) Except in accordance with past practice, increasing the rate of compensation payable to or to become payable to any of its officers or employees or making any material increase in any profit-sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

      (xi) Failing to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations;

      (xii) Entering into any other material transaction other than in the ordinary course of business; and

      (xiii) Agreeing in writing, or otherwise, to take any action described in clauses (i) through (xii) above.

   The Agreement provides that prior to the Effective Date, no director or officer of Palm Beach or any of its subsidiaries shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of Palm Beach or its subsidiaries.

   The Agreement also provides that (i) at the request of BancGroup, Palm Beach will consult with BancGroup and advise BancGroup in advance of all loan requests outside the ordinary course of business or in excess of $500,000 that are not single-family residential loan requests; and (ii) Palm Beach will consult with BancGroup respecting business issues that Palm Beach believes should be brought to the attention of BancGroup.

Indemnification

   BancGroup has agreed to indemnify for six years present and former directors and officers of Palm Beach and the Bank against liabilities arising out of actions or omissions occurring at or prior to the Effective Date to the maximum extent provided in the FBCA and the Articles of Incorporation and Bylaws of Palm Beach.

Rights of Dissenting Shareholders

   Holders of Palm Beach common stock as of the Record Date are entitled to dissenters' rights of appraisal under Florida law. Consummation of the Merger is subject to, among other things, the holders of no more than 10% of the outstanding Palm Beach common stock electing to exercise their dissenters' rights. Pursuant to Section 607.1320 of the FBCA, a Palm Beach shareholder who does not wish to accept the shares of BancGroup common stock to be received pursuant to the terms of the Agreement may dissent from the Merger and elect to receive the fair value of his shares as of the day prior to the date the Merger is approved by Palm Beach shareholders. Such fair value is exclusive of any appreciation or depreciation in anticipation of the Merger, unless exclusion would be inequitable.

   In order to exercise appraisal rights, a dissenting shareholder of Palm Beach (a "Dissenting Shareholder") must strictly comply with the statutory procedures of Sections 607.1320, 607.1301 and 607.1302 of the FBCA, which are summarized below. A copy of the full text of those Sections is attached hereto as Appendix C. Shareholders of Palm Beach are urged to read Appendix C in its entirety and to consult with their legal advisors. Each shareholder of Palm Beach who desires to assert his or her appraisal rights is cautioned that failure on his or her part to adhere strictly to the requirements of Florida law in any regard will cause a forfeiture of any appraisal rights.

   Procedures for Exercising Dissenters' Rights of Appraisal. The following summary of Florida law is qualified in its entirety by reference to the full text of the provisions of the FBCA attached hereto as Appendix C.

      1. A Dissenting Shareholder must file with Palm Beach, prior to the taking of the vote on the Merger, a written notice of intent to demand payment for his or her shares if the Merger is effectuated. A vote against the Merger will not alone be deemed to be the written notice of intent to demand payment. A Dissenting Shareholder need not vote against the Merger, but cannot vote for the Merger.

      2. Within ten days after the vote on the Merger is taken, Palm Beach must give written notice of the authorization of the Merger, if obtained, to each Palm Beach shareholder who filed notice of intent to demand payment for his shares. WITHIN 20 DAYS AFTER THE GIVING OF THE FOREGOING NOTICE BY PALM BEACH, EACH DISSENTING SHAREHOLDER MUST FILE WITH PALM BEACH A NOTICE OF ELECTION TO DISSENT, STATING HIS OR HER NAME AND ADDRESS, THE NUMBER OF SHARES AS TO WHICH HE OR SHE DISSENTS AND A DEMAND FOR PAYMENT OF THE FAIR VALUE OF HIS OR HER SHARES. ANY DISSENTING SHAREHOLDER FAILING TO FILE SUCH ELECTION WITHIN THE PERIOD WILL LOSE HIS OR HER APPRAISAL RIGHTS AND BE BOUND BY THE TERMS OF THE AGREEMENT. A Dissenting Shareholder filing an election to dissent must also deposit the certificate(s) representing his or her shares with Palm Beach simultaneously with the filing of the election.

      3. Upon filing a notice of election to dissent, a Dissenting Shareholder shall thereafter be entitled only to payment pursuant to the procedure set forth in the applicable sections of FBCA and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the Dissenting Shareholder at any time before an offer is made by Palm Beach to pay for shares. Upon such withdrawal, the right of the Dissenting Shareholder to be paid the fair value of his or her shares will cease, and he or she will be reinstated as a shareholder.

      4. Within 10 days after the expiration of the period in which a Dissenting Shareholder may file notice of election to dissent, or within ten days after the Effective Date of the Merger, whichever is later (but in no event later than 90 days after the Merger is approved), Palm Beach (or BancGroup after the Effective Date) must make a written offer to each Dissenting Shareholder who has made demand for appraisal for his or her shares at a price deemed by Palm Beach (or BancGroup, if appropriate) to be the fair value thereof.

      5. If, within 30 days after the making of such offer, the Dissenting Shareholder accepts the offer, payment for the shares of the Dissenting Shareholder is to be made within 90 days after the making of such offer or the effective date of the Merger, whichever is later. Upon payment of the agreed value, the Dissenting Shareholder will cease to have any interest in such shares.

      6. If Palm Beach (or BancGroup, if appropriate) fails to make such offer within the period specified above or if it makes an offer and a Dissenting Shareholder fails to accept the same within a period of 30 days thereafter, then Palm Beach, within 30 days after receipt of written demand from any Dissenting Shareholder given within 60 days after the date on which the Merger was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in Palm Beach County requesting that the fair value of such shares be determined by the Court.

      7. If Palm Beach fails to institute such proceeding within the above-prescribed period, any Dissenting Shareholder may do so in the name of Palm Beach. A copy of the initial pleading will be served on each Dissenting Shareholder. Palm Beach is required to pay each Dissenting Shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the Dissenting Shareholder ceases to have any interest in such shares.

      8. The costs and expenses of the court proceeding are determined by the court and will be assessed against Palm Beach (or BancGroup, if appropriate) except that all or any part of such costs and expenses may be apportioned and assessed against any Dissenting Shareholders who are parties to the proceeding and to whom Palm Beach has made an offer to pay for their shares, if the court finds their refusal to accept such offer to have been arbitrary, vexatious or not in good faith. Expenses include reasonable compensation for, and expenses of, appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the value of the shares, as determined by the court, materially exceeds the amount that Palm Beach offered to pay for the shares or if no offer was made then the court may, in its discretion, award to any Dissenting Shareholder who is a party to the proceedings, such sum as the court may determine to be reasonable compensation to any attorney or expert employed by the Dissenting Shareholder in the proceeding.

   Any Dissenting Shareholder who perfects his or her right to be paid the value of his or her shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for such shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Code. See "--Certain Federal Income Tax Consequences."

   BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF THE FLORIDA LAW RELATING TO DISSENTERS' APPRAISAL RIGHTS, SHAREHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER ARE URGED TO CONSULT THEIR OWN LEGAL ADVISERS.

Resale of BancGroup Common Stock Issued in the Merger

   The issuance of the shares of BancGroup common stock pursuant to the Merger (including any shares to be issued pursuant to Palm Beach Options) has been registered under the Securities Act of 1933 (the "Securities

Act"). As a result, shareholders of Palm Beach who are not "affiliates" of Palm Beach (as such term is defined under the Securities Act) may resell, without restriction, all shares of BancGroup common stock which they receive in connection with the Merger. Under the Securities Act, only affiliates of Palm Beach are subject to restrictions on the resale of the BancGroup common stock which they receive in the Merger.

   The BancGroup common stock received by affiliates of Palm Beach who do not also become affiliates of BancGroup after the consummation of the Merger may not be sold except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Generally, Rule 145 permits BancGroup common stock held by such shareholders to be sold in accordance with certain provisions of Rule 144 under the Securities Act. In general, these provisions of Rule 144 permit a person to sell on the open market in brokers or certain other transactions within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of BancGroup common stock or the average weekly trading volume in BancGroup common stock reported on the NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to the availability of current public information about BancGroup. The restrictions on sales will cease to apply under most circumstances once the former Palm Beach affiliate has held the BancGroup common stock for at least one year. BancGroup common stock held by affiliates of Palm Beach who become affiliates of BancGroup, if any, will be subject to additional restrictions on the ability of such persons to resell such shares.

   Palm Beach has provided BancGroup with the identity of those persons (primarily officers, directors and principal shareholders) who may be deemed to be affiliates of Palm Beach. Palm Beach has obtained from each such person a written undertaking to the effect that no sale or transfer will be made of any shares of BancGroup common stock by such person except pursuant to Rule 145 or pursuant to an effective registration statement or an exemption from registration under the Securities Act. The undertaking also requires each affiliate to agree that such person will not sell or otherwise reduce risk relative to any shares of BancGroup common stock received in the Merger until financial results concerning at least 30 days of post-Merger combined operations have been published by BancGroup within the meaning of Section
201.01 of the Commission's Codification of Financial Reporting Policies.

Accounting Treatment

   BancGroup will account for the Merger as a purchase transaction in accordance with generally accepted accounting principles. Under this accounting treatment, and in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, the purchase price will be assigned to the fair value of the net tangible and identifiable intangible assets acquired, with any amounts in excess thereof being assigned to "goodwill." The valuation of intangibles, if any, will be made as of the Effective Date of the merger. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, qualifying intangibles, such as core deposit intangibles, will be amortized by charges to future earnings over their expected useful lives. The remaining goodwill will be capitalized and evaluated for impairment on an annual basis, or if circumstances arise in which it is more likely than not the fair value of the related reporting unit has been reduced. If such goodwill were to be deemed impaired, such impairment would be measured and any such amount would be charged against current earnings.

NYSE Reporting of BancGroup Common Stock Issued in the Merger

   Sales of BancGroup common stock to be issued in the Merger in exchange for Palm Beach common stock will be reported on the NYSE.

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

   BancGroup. BancGroup common stock is listed for trading on the NYSE under the symbol "CNB." The following table indicates the high and low sales prices of the BancGroup common stock as reported on the NYSE since January 1, 2000.

                                              Price Per Share of
                                               Common Stock
                                              ------------------ Dividends
                                               High       Low    Per Share
                                               -------  -------  ---------
        2000
        First Quarter........................ $10.750   $ 8.625    $.11
        Second Quarter.......................  11.250     9.000     .11
        Third Quarter........................  10.750     9.688     .11
        Fourth Quarter.......................  11.125     8.313     .11

        2001
        First Quarter........................  13.120    10.750     .12
        Second Quarter.......................  14.750    12.050     .12
        Third Quarter........................  14.940    12.020     .12
        Fourth Quarter.......................  14.980    11.930     .12

        2002
        First Quarter........................  15.330    13.380     .13
        Second Quarter.......................  16.190    14.110     .13
        Third Quarter (through July   , 2002)

   On May 24, 2002, the business day immediately prior to the public announcement of the Merger, the closing price of the BancGroup common stock on the NYSE was $15.49 per share. The following table presents the market value per share of BancGroup common stock on that date, and the market value and equivalent per share value of Palm Beach common stock on that date:

                                                          Equivalent
                                     BancGroup Palm Beach Price Per
                                      Common     Common   Palm Beach
                                     Stock(1)   Stock(2)   Share(3)
                                     --------- ---------- ----------
            Comparative Market Value  $15.49     $25.00     $50.00

--------
(1) Closing price as reported by the NYSE on May 24, 2002.
(2) There is no established public trading market for the shares of Palm Beach common stock. The value shown is the price at which shares of Palm Beach common stock were sold on December 28, 2001, which was the last sale price prior to the public announcement of the Merger on May 24, 2002, of which management of Palm Beach is aware.
(3) If the Merger had closed on May 24, 2002, and assuming that the Market Value as that term is defined herein had also been $15.49, 3.2279 shares of BancGroup common stock would have been exchanged for each share of Palm Beach common stock.

   Palm Beach. Shares of Palm Beach common stock are not actively traded, and such trading activity, as it occurs takes place in privately negotiated transactions. Since January 1, 2000, the sales price per share of Palm Beach's common stock, of which Palm Beach had knowledge, ranged from $25 to $32 per share. The last sale of Palm Beach's common stock of which Palm Beach had knowledge was for 500 shares on December 28, 2001 at a price of $25 per share. The following sets forth the trading prices for the shares of Palm Beach common stock that have occurred since January 1, 2000 for transactions in which the trading prices are known to management of Palm Beach.

                                                    Price Per Share of
                                                    Common Stock
                                                    ------------------
                                                     High      Low
                                                     ------    ------
               2000
               First Quarter....................... $30.00    $30.00
               Second Quarter......................  30.00     30.00
               Third Quarter.......................  30.00     30.00
               Fourth Quarter......................  28.00     30.00

               2001
               First Quarter.......................  32.00     32.00
               Second Quarter......................     --        --
               Third Quarter.......................     --        --
               Fourth Quarter......................  25.00     25.00

               2002
               First Quarter.......................     --        --
               Second Quarter......................     --        --
               Third Quarter (through July  , 2002)     --        --

   Palm Beach has paid quarterly cash dividends since January 1, 1995. The Agreement provides that Palm Beach may pay cash dividends at its most recent rate and on the dates and times consistent with past practice. The following table sets forth the cash dividends per share declared on Palm Beach common stock since January 1, 2000.

                                                 Dividends Declared
                                                    Per Share of
                                                    Common Stock
                                                 ------------------
            2000
            First Quarter.......................       $0.06
            Second Quarter......................        0.06
            Third Quarter.......................        0.06
            Fourth Quarter......................        0.06

            2001
            First Quarter.......................       $0.06
            Second Quarter......................        0.06
            Third Quarter.......................        0.06
            Fourth Quarter......................        0.06

            2002
            First Quarter.......................       $0.06
            Second Quarter......................        0.06
            Third Quarter (through July  , 2002)          --

                    BANCGROUP CAPITAL STOCK AND DEBENTURES

   BancGroup's authorized capital stock consists of 200,000,000 shares of BancGroup common stock, par value $2.50 per share. As of March 31, 2002, there were issued and outstanding a total of 120,105,349 shares of BancGroup common stock. No shares of Preference Stock are issued and outstanding. Additionally, BancGroup has various issuances of long term debt outstanding at March 31, 2002 summarized as follows and described more fully below, under BancGroup debt.

                                                        March 31,
                                                           2002
                                                      --------------
                                                      (in thousands)
            71/2% Convertible Subordinated Debentures   $    2,732
            7% Convertible Subordinated Debentures...          725
            Variable Rate Subordinated Debentures....        7,725
            Subordinated Notes.......................      253,743
            Trust Preferred Securities...............      176,866
            FHLB Advances............................    1,396,521
            Reverse Repurchase Agreements............       57,013
                                                        ----------
               Total.................................   $1,895,325
                                                        ==========

   The following statements with respect to BancGroup common stock and Preference Stock are brief summaries of material provisions of Delaware law, the Restated Certificate of Incorporation (the "BancGroup Certificate"), as amended, and Bylaws of BancGroup, do not purport to be complete and are qualified in their entirety by reference to the foregoing.

BancGroup Common Stock

   Dividends. Subject to the rights of holders of Preferred Stock, if any, to receive certain dividends prior to the declaration of dividends on shares of BancGroup common stock, when and as dividends, payable in cash, stock or other property, are declared by the BancGroup Board of Directors, the holders of BancGroup common stock are entitled to share ratably in such dividends.

   Voting Rights. Each holder of BancGroup common stock has one vote for each share held on matters presented for consideration by the stockholders.

   Preemptive Rights. The holders of BancGroup common stock have no preemptive rights to acquire any additional shares of BancGroup.

   Issuance of Stock. The BancGroup Certificate authorizes the Board of Directors of BancGroup to issue authorized shares of BancGroup common stock without stockholder approval. However, BancGroup's Common Stock is listed on the NYSE, which requires stockholder approval of the issuance of additional shares of BancGroup common stock under certain circumstances.

   Liquidation Rights. In the event of liquidation, dissolution or winding-up of BancGroup, whether voluntary or involuntary, the holders of BancGroup common stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its stockholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences of any outstanding Preferred Stock.

Preferred Stock

   The Preferred Stock (which is denominated in the BancGroup Certificate of Incorporation as "Preference Stock") may be issued from time to time as a class without series, or if so determined by the Board of Directors of BancGroup, either in whole or in part in one or more series. The voting rights, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of Preferred Stock (or of the entire class of Preferred Stock if none of such shares has been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof may be fixed by resolution of the Board of Directors of BancGroup. Preferred Stock may have a preference over the BancGroup common stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation or winding-up of BancGroup and such other preferences as may be fixed by the Board of Directors of BancGroup.

BancGroup Debt

   BancGroup has 7.50% Convertible Subordinated Debentures due March 31, 2011 ("1986 Debentures") issued in 1986 that are convertible at any time into shares of BancGroup common stock, at the conversion price of $7.00 principal amount of 1986 Debentures, subject to adjustment upon the occurrence of certain events, for each share of stock received. The 1986 Debentures are redeemable at the option of BancGroup at the face amount plus accrued interest. In the event all of the remaining 1986 Debentures are converted into shares of BancGroup common stock in accordance with the 1986 Indenture, approximately 395,000 shares of such Common Stock would be issued.

   BancGroup also has 7.00% Convertible Subordinated Debentures due December 31, 2004 ("1994 Debentures"), that were issued by D/W Bankshares prior to being merged into BancGroup. The 1994 Debentures are convertible into BancGroup common stock, at the conversion price of $7.58 principal amount of the 1994 Debentures, subject to adjustment upon occurrence of certain events, for each share of stock received. In the event all of the remaining 1994 Debentures are converted into shares of BancGroup common stock in accordance with the 1994 Indenture, approximately 96,000 shares of such Common Stock would be issued.

   In connection with the ASB Bancshares, Inc. acquisition, on February 5, 1998, BancGroup issued $7,725,000 of variable rate subordinated debentures due February 5, 2008 ("1998 Debentures"). These variable rate subordinated debentures bear interest equal to the New York Prime Rate minus 1% (but in no event less than 7% per annum).

   On March 15, 1999, BancGroup issued $100 million of subordinated notes, due March 15, 2009. The notes bears interest at 8.00% and are not subject to redemption prior to maturity.

   On January 29, 1997, BancGroup issued, through a special purpose trust, $70 million of Trust Preferred Securities. The securities bear interest at 8.92% and are subject to redemption by BancGroup, in whole or in part at any time after January 29, 2007 until maturity in January 2017. Circumstances are remote that redemption will occur prior to maturity. In connection with this issuance, BancGroup executed an interest rate swap whereby BancGroup will receive a fixed rate and pay a floating rate, effectively converting the fixed rate notes to floating. The result of this interest rate swap created an effective floating rate on the notes of 3 month LIBOR + 2.23%. As of March 31, 2002, the net effective floating rate was 4.12%

   On May 23, 2001, Colonial Bank issued $150 million in subordinated notes at 9.375% due June 1, 2011. This debt qualifies as Tier II capital. In connection with this issuance, BancGroup executed an interest rate swap whereby BancGroup will receive a fixed rate and pay a floating rate, effectively converting the fixed rate notes to floating. The result of this interest rate swap created a current effective floating rate on the notes of 5.18875% as of March 31, 2002.

   In connection with the Mercantile Bancorp, Inc. acquisition, BancGroup assumed $8 million of floating rate Trust Preferred Securities that were issued by Mercantile in September 2001 by a special purpose trust to finance a portion of its acquisition of TownBank. At March 31, 2002, these securities were accruing interest at a rate of 6.00% per annum.

   On March 21, 2002, BancGroup issued, through a special purpose trust, $100 million of Trust Preferred Securities. The securities bear interest at 8.32% and are subject to redemption by BancGroup, in whole or in part at any time after April 1, 2007 until maturity on April 1, 2032. Circumstances are remote that redemption will occur prior to maturity. In connection with this issuance, BancGroup executed an interest rate swap whereby BancGroup will receive a fixed rate and pay a floating rate, effectively converting the fixed rate notes to floating. The result of this interest rate swap created an effective floating rate on the notes of 3 month LIBOR + 1.40%. As of March 31, 2002, the net effective floating rate was 3.41%.

   The subordinated debentures, notes and Trust Preferred Securities described above are subordinate to substantially all remaining liabilities of BancGroup.

   BancGroup had long-term FHLB Advances outstanding of $1,397,000 at March 31, 2002. These advances bear interest rates of 1.72% to 7.53% and mature from 2003 to 2013.

   At March 31, 2002, BancGroup had long-term reverse repurchase agreements outstanding of $57 million. These agreements, which are collateralized by mortgage-backed securities, bear interest rates of 5.84% to 6.03% and mature in 2003.

Changes in Control

   Certain provisions of the BancGroup Certificate and the BancGroup Bylaws may have the effect of preventing, discouraging or delaying any change in control of BancGroup. The authority of the BancGroup Board of Directors to issue BancGroup Preferred Stock with such rights and privileges, including voting rights, as it may deem appropriate in order to enable BancGroup's Board of Directors to prevent a change in control despite a shift in ownership of the BancGroup common stock. See "General" and "Preferred Stock." In addition, the power of BancGroup's Board of Directors to issue additional shares of BancGroup common stock may help delay or deter a change in control by increasing the number of shares needed to gain control. See "BancGroup common stock." The following provisions also may deter any change in control of BancGroup.

   Classified Board. BancGroup's Board of Directors is classified into three classes, as nearly equal in number as possible, with the members of each class elected to three-year terms. Thus, one-third of BancGroup's Board of Directors is elected by stockholders each year. With this provision, two annual elections are required in order to change a majority of the Board of Directors. There are currently 18 directors of BancGroup. This provision of the BancGroup Certificate also stipulates that (i) directors can be removed only for cause upon a vote of 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class, (ii) vacancies in the Board of Directors may only be filled by a majority vote of the directors remaining in office, (iii) the maximum number of directors shall be fixed by resolution of the Board of Directors, and (iv) the provisions relating to the classified Board of Directors can only be amended by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class.

   Business Combinations. Certain "Business Combinations" of BancGroup with a "Related Person" may only be undertaken with the affirmative vote of at least 75% of the outstanding shares of "Voting Stock," plus the affirmative vote of at least 67% of the outstanding shares of Voting Stock, not counting shares owned by the Related Person, unless the Continuing Directors of BancGroup approve such Business Combination. A "Related Person" is a person, or group, who owns or acquires 10% or more of the outstanding shares of BancGroup common stock, provided that no person shall be a Related Person if such person would have been a Related Person on the date of approval of this provision by BancGroup's Board of Directors, i.e., April 20, 1994. An effect of this provision may be to exclude Robert E. Lowder, the current Chairman and Chief Executive Officer of BancGroup, and certain members of his family from the definition of Related Person. A "Continuing Director" is a director who was a member of the Board of Directors immediately prior to the time a person became a Related Person. This provision may not be amended without the affirmative vote of the holders of at least 75% of the outstanding shares of Voting Stock, plus the affirmative vote of the outstanding shares of at least 67% of the outstanding Voting Stock, excluding shares held by a Related Person. This provision may have the effect of giving the incumbent Board of Directors a veto over a merger or other Business Combination that could be desired by a majority of BancGroup's stockholders. As of February 20, 2002, the Board of Directors of BancGroup owned approximately 7.6% of the outstanding shares of BancGroup common stock.

   Board Evaluation of Mergers. The BancGroup Certificate permits the Board of Directors to consider certain factors such as the character and financial stability of the other party, the projected social, legal, and economic effects of a proposed transaction upon the employees, suppliers, regulatory agencies and customers and communities of BancGroup, and other factors when considering whether BancGroup should undertake a merger, sale of assets, or other similar transaction with another party. This provision may not be amended except by the affirmative vote of at least 80% of the outstanding shares of BancGroup common stock. This provision may give greater latitude to the Board of Directors in terms of the factors which the board may consider in recommending or rejecting a merger or other Business Combination of BancGroup.

   Director Authority. The BancGroup Certificate prohibits stockholders from calling special stockholders' meetings and acting by written consent. It also provides that only BancGroup's Board of Directors has the authority to undertake certain actions with respect to governing BancGroup such as appointing committees, electing officers, and establishing compensation of officers, and it allows the Board of Directors to act by majority vote.

   Bylaw Provisions. The BancGroup Bylaws provide that stockholders wishing to propose nominees for the Board of Directors or other business to be taken up at an annual meeting of BancGroup shareholders must comply with certain advance written notice provisions. These bylaw provisions are intended to provide for the more orderly conduct of stockholders' meetings but could make it more difficult for shareholders to nominate directors or introduce business at shareholders' meetings.

   Delaware Business Combination Statute. Subject to some exceptions, Delaware law prohibits BancGroup from entering into certain "business combinations" (as defined) involving persons beneficially owning 15% or more of the outstanding BancGroup common stock (or one who is an affiliate of BancGroup and has over the past three years beneficially owned 15% or more of such stock) (either, for the purpose of this paragraph, an "Interested Stockholder"), unless the Board of Directors has approved either (i) the business combination or (ii) prior to the stock acquisition by which such person's beneficial ownership interest reached 15% (a "Stock Acquisition"), the Stock Acquisition. The prohibition lasts for three years from the date of the Stock Acquisition. Notwithstanding the preceding, Delaware law allows BancGroup to enter into a business combination with an Interested Stockholder if (i) the business combination is approved by BancGroup's Board of Directors and authorized by an affirmative vote of at least two-thirds of the outstanding voting stock of BancGroup which is not owned by the Interested Stockholder or (ii) upon consummation of the transaction which resulted in the shareholder becoming an Interested Stockholder, such shareholder owned at least 85% of the outstanding BancGroup common stock (excluding BancGroup common stock held by officers and directors of BancGroup or by certain BancGroup stock plans). These provisions of Delaware law apply simultaneously with the provisions of the BancGroup Certificate relating to business combinations with a related person, described above at "Business Combinations," but they are generally less restrictive than the BancGroup Certificate.

   Control Acquisitions. As it relates to BancGroup, the Change in Bank Control Act of 1978 prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve has been given 60 days' prior written notice of such proposed acquisition and within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under
Section 12 of the Exchange Act, such as BancGroup, would, under the circumstances set forth in the presumption, constitute the acquisition of control. The receipt of revocable proxies, provided the proxies terminate within a reasonable time after the meeting to which they relate, is not included in determining percentages for change in control purposes.

                      COMPARATIVE RIGHTS OF SHAREHOLDERS

   If the Merger is consummated, shareholders of Palm Beach (except those perfecting dissenters' rights) will become holders of BancGroup common stock. The rights of the holders of the Palm Beach Common Stock who become holders of BancGroup common stock following the Merger will be governed by the BancGroup Certificate and the BancGroup Bylaws, as well as the laws of Delaware, the state in which BancGroup is incorporated.

   The following summary compares the rights of the holders of Palm Beach Common Stock with the rights of the holders of the BancGroup common stock. For a more detailed description of the rights of the holders of BancGroup Common Stock, including certain features of the BancGroup Certificate and the DGCL that might limit the circumstances under which a change in control of BancGroup could occur, see "BancGroup Capital Stock and Debentures."

   The following information is qualified in its entirety by the BancGroup Certificate and the BancGroup Bylaws, and the Palm Beach Articles of Incorporation and Bylaws, the DGCL and the FBCA.

Director Elections

   Palm Beach. The Palm Beach directors are elected annually for a term of one year. Shareholders may not cumulate votes in connection with such election (nor for any other purpose).

   BancGroup. BancGroup's directors are elected to terms of three years with approximately one-third of the Board to be elected annually. There is no cumulative voting in the election of directors. See "BancGroup Capital Stock and Debentures--Changes in Control--Classified Board."

Removal of Directors

   Palm Beach. Palm Beach directors may be removed by shareholders only with cause.

   BancGroup. The BancGroup Certificate provides that a director may be removed from office, but only for cause and by the affirmative vote of the holders of at least 80% of the voting shares then entitled to vote at an election of directors.

Voting

   Palm Beach. Each holder of Palm Beach common stock is entitled to cast one vote for each share held on each issue with respect to which a shareholder vote is authorized, but may not cumulate votes for the election of directors or for any other purpose.

   BancGroup. Each stockholder of BancGroup is entitled to one vote for each share of BancGroup Common Stock held, and such holders are not entitled to cumulative voting rights in the election of directors.

Preemptive Rights

   Palm Beach. Holders of Palm Beach common stock do not have preemptive rights to purchase any additional shares when and if shares are offered for sale by Palm Beach.

   BancGroup. The holders of BancGroup common stock have no preemptive rights to acquire any additional shares of BancGroup Common Stock or any other shares of BancGroup capital stock.

Directors' Liability

   Palm Beach. Section 607.0831 of the FBCA provides that a director of Palm Beach will not be personally liable for monetary damages to Palm Beach or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, by a director unless: (a) the director breached or failed to perform his duties as a director, and (b) the director's breach of or failure to perform those duties constitutes: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (2) a transaction in which the director derived an improper personal benefit, (3) a payment of certain unlawful dividends and distributions, (4) in a proceeding by or in the right of Palm Beach to procure judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interests of Palm Beach, or willful misconduct, or (5) in a proceeding by or in the right of someone other than Palm Beach or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property. This provision would absolve directors of Palm Beach of personal liability for negligence in the performance of their duties, including gross negligence. It would not permit a director to be exculpated, however, from liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to Palm Beach and its shareholders, and it would not affect the availability of injunctive and other equitable relief as a remedy.

   BancGroup. The BancGroup Certificate provides that a director of BancGroup will have no personal liability to BancGroup or its stockholders for monetary damages for breach of fiduciary duty as a director except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for the payment of certain unlawful dividends and the making of certain stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision would absolve directors of personal liability for negligence in the performance of duties, including gross negligence. It would not permit a director to be exculpated, however, for liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to BancGroup and its stockholders, and it would not affect the availability of injunctive or other equitable relief as a remedy.

Indemnification

   Palm Beach. Under Section 607.0850 of the FBCA, the directors and officers of Palm Beach may be indemnified against certain liabilities which they may incur in their capacity as officers and directors. Such indemnification is generally available if the individual acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of Palm Beach, and with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Indemnification may also be available unless a court of competent jurisdiction establishes by final adjudication that the actions or omissions of the individual are material to the cause of action so adjudicated and constituted: (a) a violation of the criminal law, unless the individual had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (b) a transaction from which the individual derived an improper personal benefit; or
(c) willful misconduct or conscious disregard for the best interest of Palm Beach in a proceeding by or in the right of Palm Beach to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The Palm Beach Bylaws authorize Palm Beach to indemnify its officers, directors, employees and agents to the extent permitted by Florida law.

   Palm Beach maintains a directors' and officers' insurance policy pursuant to which officers and directors of Palm Beach would be entitled to indemnification against certain liabilities, including reimbursement of certain expenses.

   BancGroup. The BancGroup Certificate provides that directors, officers, employees and agents of BancGroup shall be indemnified to the full extent permitted under the DGCL. Section 145 of the DGCL contains detailed and comprehensive provisions providing for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation. Under the DGCL, other than an action brought by or in the right of BancGroup, such indemnification is available if it is determined that the proposed indemnity acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of BancGroup, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred in the defense or settlement of such action if the indemnity acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to BancGroup unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

   To the extent that the proposed indemnity has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), he or she must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

   BancGroup maintains an officers' and directors' insurance policy and a separate indemnification agreement pursuant to which officers and directors of BancGroup would be entitled to indemnification against certain liabilities, including reimbursement of certain expenses that extends beyond the minimum indemnification provided by Section 145 of the DGCL.

Special Meetings of Shareholders; Action Without a Meeting

   Palm Beach. The Palm Beach Articles of Incorporation authorize a special shareholders meeting to be called by the board of directors, Palm Beach's chairman of the board or chief executive officer, or by the holders of not less than ten percent of the outstanding shares.

   BancGroup. Under the BancGroup Certificate, a special meeting of BancGroup's stockholders may only be called by a majority of the BancGroup Board of Directors or by the chairman of the Board of Directors of BancGroup. Holders of BancGroup Common Stock may not call special meetings or act by written consent.

Mergers, Share Exchanges and Sales of Assets

   Palm Beach. The FBCA provides that mergers and sales of substantially all of the property of a Florida corporation must be approved by a majority of the outstanding shares of the corporation entitled to vote thereon. The FBCA also provides, however, that the shareholders of a corporation surviving a merger need not approve the transaction if: (a) the articles of incorporation of the surviving corporation will not differ from its articles before the Merger, and
(b) each shareholder of the surviving corporation whose shares were outstanding immediately prior to the effective date of the Merger will hold the same number of shares with identical designations, preferences, limitations and relative rights, immediately after the Merger.

   BancGroup. The DGCL provides that mergers and sales of substantially all of the assets of Delaware corporations must be approved by a majority of the outstanding stock of the corporation entitled to vote thereon. The DGCL also provides, however, that the stockholders of the corporation surviving a merger need not approve the transaction if: (i) the agreement of merger does not amend in any respect the certificate of incorporation of such corporation; (ii) each share of stock of such corporation outstanding immediately prior to the effective date of the Merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the Merger; and
(iii) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the effective date of the Merger. See also "BancGroup Capital Stock and Debentures--Changes in Control" for a description of the statutory provisions and the provisions of the BancGroup Certificate relating to changes of control of BancGroup. See "Anti-takeover Statutes" for a description of additional restrictions on business combination transactions.

Amendment of Certificate of Incorporation and Bylaws

   Palm Beach. Section 607.1002 of the FBCA permits the Board of Directors to amend the Articles of Incorporation in certain minor respects without shareholder action, but Section 607.1003 requires most amendments to be adopted by the shareholders upon recommendation of the Board of Directors. Unless the FBCA requires a greater vote, amendments may be adopted by a majority of the votes cast, a quorum being present.

   Section 607.1020 of the FBCA permits the Board of Directors to amend or repeal the bylaws unless the FBCA or the shareholders provide otherwise. The shareholders entitled to vote have concurrent power to amend or repeal the bylaws.

   BancGroup. Under the DGCL, a Delaware corporation's certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote as a class, unless the certificate requires the vote of a larger portion of the stock. The BancGroup Certificate requires "super-majority" Stockholder approval to amend or repeal any provision of, or adopt any provision inconsistent with, certain provisions in the BancGroup Certificate governing (i) the election or removal of directors, (ii) business combinations between BancGroup and a Related Person, and (iii) board of directors evaluation of business combination procedures. See "BancGroup Capital Stock and Debentures--Changes in Control."

   As is permitted by the DGCL, the Certificate gives the Board of Directors the power to adopt, amend or repeal the BancGroup Bylaws. The stockholders entitled to vote have concurrent power to adopt, amend or repeal the BancGroup Bylaws.

Rights of Dissenting Stockholders

   Palm Beach. Holders of Palm Beach common stock as of the Record Date are entitled to dissenters' rights of appraisal under Florida law. For a description of such appraisal rights, see "The Merger--Rights of Dissenting Shareholders."

   BancGroup. Under the DGCL, a stockholder has the right, in certain circumstances, to dissent from certain corporate transactions and receive the fair value of his or her shares in cash in lieu of the consideration he or she otherwise would have received in the transaction. For this purpose, "fair value" may be determined by all generally accepted techniques of valuation used in the financial community, excluding any element of value arising from the accomplishment or expectation of the transaction, but including elements of future value that are known or susceptible of proof. Such fair value is determined by the Delaware Court of Chancery, if a petition for appraisal is timely filed. Appraisal rights are not available, however, to stockholders of a corporation (i) if the shares are listed on a national securities exchange (as is BancGroup common stock) or quoted on the Nasdaq NMS, or held of record by more than 2,000 stockholders (as is BancGroup common stock), and (ii) stockholders are permitted by the terms of the Merger or consolidation to accept in exchange for their shares (a) shares of stock of the surviving or resulting corporation, (b) shares of stock of another corporation listed on a national securities exchange or held of record by more than 2,000 stockholders,
(c) cash in lieu of fractional shares of such stock, or (d) any combination thereof. Stockholders are not permitted appraisal rights in a merger if such corporation is the surviving corporation and no vote of its stockholders is required.

Preferred Stock

   Palm Beach. Palm Beach's Articles of Incorporation do not authorize the issuance of shares of preferred stock.

   BancGroup. The BancGroup Certificate authorizes the issuance of 1,000,000 shares of Preference Stock from time to time by resolution of the Board of Directors of BancGroup. Currently, no shares of Preference Stock are issued and outstanding. See "BancGroup Capital Stock and Debentures--Preference Stock."

Effect of the Merger on Palm Beach Shareholders

   As of       , Palm Beach had 271 shareholders of record and 1,700,271
outstanding shares of common stock. As of       , there were        shares of
BancGroup Common Stock outstanding held by        stockholders of record.

   Assuming that no dissenters' rights of appraisal are exercised in the Merger, that the Palm Beach Options are exercised prior to the Effective Date,
and the Market Value of BancGroup common stock is $       (the Market Value of
BancGroup common stock calculated as if the date of this Prospectus were the
Effective Date) on the Effective Date, an aggregate number of        shares of
BancGroup common stock will be issued to the shareholders of Palm Beach
pursuant to the Merger. These shares would represent approximately       % of
the total shares of BancGroup common stock outstanding after the Merger, not counting any shares of BancGroup common stock to be issued in other pending acquisitions.

   The issuance of the BancGroup common stock pursuant to the Merger will reduce the percentage interest of the BancGroup common stock currently held by each principal stockholder and each director and officer of BancGroup. Based upon the foregoing assumptions and additional shares issued pursuant to
completed business combinations since       , as a group, the directors and
officers of BancGroup who own approximately       % of BancGroup's outstanding
shares would own approximately       % after the Merger. See "Business of
BancGroup--Voting Securities and Principal Stockholders."

                      PALM BEACH NATIONAL HOLDING COMPANY
                     SELECTED CONSOLIDATED FINANCIAL DATA

   The selected historical financial data for the three month periods ended March 30, 2002 and 2001 have been derived from Palm Beach National's unaudited consolidated financial statements. The selected historical financial data for each of the years ended December 31, 2001 through 1997 have been derived from Palm Beach National's audited consolidated financial statements. This information is only a summary.

                                         At and For the
                                       Three Months Ended                    At and For the Years Ended
                                     ----------------------  ----------------------------------------------------------
                                     March 2002  March 2001     2001        2000        1999        1998        1997
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                        (Dollars in thousands, except per share data)
At Period End:
   Cash and cash equivalents........ $   39,268  $   23,009  $   28,075      32,043  $   42,419  $   38,201  $   31,825
   Investment securities............     15,009      36,747      18,628      38,597      37,464      39,455      34,413
   Loans, net.......................    282,535     263,091     284,250     266,316     235,993     179,102     136,766
   Premises and Equipment,
    net.............................      3,580       4,203       3,613       4,268       3,063       2,095       1,915
   Other Assets.....................      4,086       4,079       4,033       4,391       4,265       3,025       3,119
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
      Total Assets.................. $  344,478  $  331,129  $  338,599  $  345,615  $  323,204  $  261,878  $  208,038
                                     ==========  ==========  ==========  ==========  ==========  ==========  ==========
   Deposits......................... $  304,867  $  299,281  $  299,547  $  314,376  $  282,514  $  239,816  $  190,251
   Other Liabilities................        863       1,143         905       1,320       1,019       1,058         758
   Other borrowings.................      5,000           0       5,000           0      17,383       1,314           0
   Shareholders' Equity.............     33,748      30,705      33,147      29,919      22,288      19,690      17,029
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
      Total liabilities and
       shareholders' equity......... $  344,478  $  331,129  $  338,599  $  345,615  $  323,204  $  261,878  $  208,038
                                     ==========  ==========  ==========  ==========  ==========  ==========  ==========
For the Period:
   Total interest income............ $    5,107       6,575  $   23,753  $   25,832  $   20,344  $  $16,834  $   13,831
   Total interest expense...........      1,254       2,573       7,553      10,532       6,180       4,941       4,120
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
      Net interest income...........      3,853       4,002      16,200      15,300      14,164      11,893       9,711
   Provision for loan losses........        137         624         874       1,886         650         286         254
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
      Net interest income after
       provision for loan
       losses.......................      3,716       3,378      15,326      13,414      13,514      11,607       9,457
   Noninterest income...............      1,056         774       3,265       2,844       3,790       2,841       2,329
   Noninterest expense..............      3,563       3,331      13,561      12,508      11,693       9,934       8,430
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
      Income before income
       taxes........................      1,209         821       5,030       3,750       5,611       4,514       3,356
   Income taxes.....................        458         220       1,863       1,303       2,077       1,691       1,213
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------
      Net income.................... $      751  $      601  $    3,167  $    2,447  $    3,534  $    2,823  $    2,143
                                     ==========  ==========  ==========  ==========  ==========  ==========  ==========
   Basic net income per share....... $     0.44  $     0.37  $     1.88  $     1.52  $     2.32  $     1.87  $     1.42
                                     ==========  ==========  ==========  ==========  ==========  ==========  ==========
   Weighted average number of
    shares outstanding..............  1,689,107   1,608,954   1,688,669   1,608,516   1,521,217   1,508,679   1,503,997
                                     ==========  ==========  ==========  ==========  ==========  ==========  ==========
Actual shares outstanding at end of
 period.............................  1,691,671   1,686,542   1,691,621   1,685,717   1,531,315   1,511,119   1,506,238
                                     ==========  ==========  ==========  ==========  ==========  ==========  ==========
   Cash dividends per share......... $      .06  $      .06  $      .24  $      .24  $      .24  $      .24  $      .20
                                     ==========  ==========  ==========  ==========  ==========  ==========  ==========
Book value per share................ $    19.95  $    18.21  $    19.59  $    17.75  $    14.55  $    13.03  $    11.31
                                     ==========  ==========  ==========  ==========  ==========  ==========  ==========
Ratios and Other Data:
   Return on average assets.........       0.90%       0.73%       0.97%       0.98%       1.21%       1.20%       1.11%
   Return on average equity.........       9.17%       8.45%      10.19%      12.67%      16.84%      15.38%      13.44%
   Average equity to average
    assets..........................       9.83%       8.63%       9.46%       7.47%       7.70%       7.68%       8.70%
   Efficiency ratio.................      72.58%      69.74%      69.67%      68.94%      65.13%      67.42%      70.02%
   Allowance for loan losses to
    total loans.....................       1.22%       1.25%       1.19%       1.08%       0.97%       0.95%       1.20%

                     MANAGEMENT DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                    General

   The operating results of Palm Beach are primarily dependent upon the operating results of its wholly owned subsidiary Palm Beach National Bank & Trust Company (the "Bank"). The Bank conducts a commercial banking business consisting of attracting deposits from the general public and applying those funds to the origination of commercial, consumer and real estate loans (including commercial loans collateralized by real estate).

   The Bank's profitability depends primarily on net interest income, which is the excess of interest income generated from interest-earning assets (i.e., loans, investments and federal funds sold) over interest expense incurred on interest-bearing liabilities (i.e., customers' deposits and borrowed funds). Net interest income is dependent upon the relative amounts of interest-earning assets and interest-bearing liabilities, and the amount of interest earned and paid on those balances. When interest-earning assets approximate or exceed interest-bearing liabilities, the amount of interest earned that exceeds the amount of interest paid generates net interest income. Net interest income is affected by changes in interest rates to the extent that interest-earning assets and interest-bearing liabilities reprice when interest rates change.

   Additionally, the Bank's profitability is affected by such factors as the provision for loan losses, the level of noninterest income and expense and the effective tax rate. Non-interest income consists primarily of service fees on deposit accounts and fees from fiduciary activities. Non-interest expense consists primarily of compensation and employee benefits, occupancy and equipment expenses, legal and professional fees, data processing costs and courier service fees, and other operating expenses.

   The following discussion and analysis is based upon Palm Beach's results of operations for the three months ended March 31, 2002 and 2001 and for the three years ended December 31, 2001, 2000 and 1999. Operating results for the interim period ended March 31, 2002 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2002.

                             Results of Operations

Overview

   Palm Beach's net income for the three months ended March 31, 2002 was $751 thousand or $0.44 per weighted average common share outstanding compared to $601 thousand or $0.37 per share for the three months ended March 31, 2001. Palm Beach realized an increase in income before taxes of $388 thousand, which is primarily attributed to a reduced provision for loan losses.

   Palm Beach's net income for the year ended December 31, 2001 was $3.17 million or $1.88 per weighted average common share outstanding compared to net income for 2000 and 1999 of $2.45 million and $3.53 million, respectively, or $1.52 and $2.32 per share, respectively. The decrease in 2000 net income compared to the prior year was primarily attributable to a significant increase in the provision for loan losses. Net interest income for the three years ended December 31, 2001, 2000 and 1999 was $16.2 million, $15.3 million and $14.2 million respectively.

Net Interest Income

   Net interest income, which constitutes the principal source of income for Palm Beach, represents the excess of interest income on interest-earning assets over interest expense on interest-bearing liabilities. The principal interest-earning assets are federal funds sold, investment securities and loans receivable. Interest bearing liabilities primarily consist of time deposits, interest-bearing checking accounts ("NOW accounts"), saving deposits and money market accounts. Funds attracted by these interest-bearing liabilities are invested in interest-earning assets. Accordingly, net interest income depends upon the volume of average interest-earning assets and average interest-bearing liabilities and the interest rate earned or paid on them.

   The following table presents for each category of interest-earning assets and interest-bearing liabilities the average balance outstanding, the total dollar amount of interest income or expense and the resultant calculated yield or rate for the three months ended March 31, 2002 and 2001 and for the three years ended December 31, 2001, 2000 and 1999. The table also presents the net interest rate spread, net interest margin and the ratio of average interest-earning assets to average interest-bearing liabilities.

                                                             For the Three Months Ended March 31,
                                                       ------------------------------------------------
                                                                 2002                     2001
                                                       -----------------------  -----------------------
                                                       Average           Yield/ Average           Yield/
                                                       Balance  Interest  Rate  Balance  Interest  Rate
                                                       -------- -------- ------ -------- -------- ------
                                                                        (In thousands)
Assets:
Interest-earning assets
   Loans (1).......................................... $289,737  $4,826   6.76% $265,315  $5,748   8.79%
   Investments........................................   16,886     224   5.38%   38,260     568   6.02%
   Federal funds sold.................................   13,294      57   1.74%   18,260     259   5.75%
                                                       --------  ------   ----  --------  ------   ----
       Total earning assets...........................  319,917   5,107   6.47%  321,835   6,575   8.29%
                                                                 ------   ----            ------   ----
Non-earning assets....................................   20,717                   21,583
                                                       --------                 --------
       Total assets................................... $340,634                 $343,418
                                                       ========                 ========
Liabilities and Shareholders' Equity:
Interest-bearing liabilities
   NOW accounts....................................... $ 30,303  $   23   0.31% $ 30,281  $   73   0.98%
   Money market deposits..............................  101,879     495   1.97%  100,426   1,169   4.72%
   Savings accounts...................................   24,807      87   1.42%   24,718     181   2.97%
   Certificates of deposit............................   52,005     612   4.77%   74,122   1,150   6.29%
   Borrowings.........................................    4,955      37   3.03%        0       0   0.00%
                                                       --------  ------   ----  --------  ------   ----
       Total interest-bearing liabilities.............  213,949   1,254   2.38%  229,547   2,573   4.55%
                                                                 ------   ----            ------   ----
Non interest-bearing liabilities......................   93,215                   84,251
Shareholders' equity..................................   33,470                   29,620
                                                       --------                 --------
       Total liabilities and shareholders' equity..... $340,634                 $343,418
                                                       ========                 ========
Spread and Interest Differential:
   Net interest income................................           $3,853                   $4,002
   Interest rate spread (2)...........................                    4.10%                    3.74%
                                                                          ====                     ====
   Net interest margin (3)............................                    4.82%                    4.97%
                                                                          ====                     ====
Ratio of average earning assets to average interest-
  bearing liabilities.................................     1.50                     1.40
                                                       --------                 --------

                                                          Years Ended December 31,
                                 -------------------------------------------------------------------------
                                           2001                     2000                     1999
                                 -----------------------  -----------------------  -----------------------
                                 Average           Yield/ Average           Yield/ Average           Yield/
                                 Balance  Interest  Rate  Balance  Interest  Rate  Balance  Interest  Rate
                                 -------- -------- ------ -------- -------- ------ -------- -------- ------
                                                               (In thousands)
Assets:
Interest-earning assets
   Loans (1).................... $268,229 $21,604   8.05% $251,120 $22,567   8.99% $202,946 $17,649   8.70%
   Investments..................   27,926   1,601   5.73%   39,041   2,331   5.97%   39,850   2,357   5.91%
   Federal funds sold...........   11,933     548   4.59%   15,049     934   6.21%    6,932     338   4.88%
                                 -------- -------   ----  -------- -------   ----  -------- -------   ----
      Total earning
        assets..................  308,088  23,753   7.71%  305,210  25,832   8.46%  249,728  20,344   8.15%
                                          -------   ----           -------   ----           -------   ----
Non-earning assets..............   20,367                   20,422                   22,126
                                 --------                 --------                 --------
      Total assets.............. $328,455                 $325,632                 $271,854
                                 ========                 ========                 ========
Liabilities and Shareholders'
  Equity:
Interest-bearing liabilities
   NOW accounts................. $ 31,555 $   161   0.51% $ 33,698 $   377   1.12% $ 34,343 $   228   0.66%
   Money market deposits........  100,239   3,314   3.31%   87,228   4,540   5.20%   79,429   2,928   3.69%
   Savings accounts.............   24,421     528   2.16%   20,103     661   3.29%   18,675     590   3.16%
   Certificates of deposit......   60,752   3,528   5.81%   74,759   4,658   6.23%   33,233   1,759   5.29%
   Borrowings...................      851      22   2.59%    4,691     296   6.31%   12,394     675   5.45%
                                 -------- -------   ----  -------- -------   ----  -------- -------   ----
      Total interest-bearing
        liabilities.............  217,818   7,553   3.47%  220,479  10,532   4.78%  178,074   6,180   3.47%
                                          -------   ----           -------   ----           -------   ----
Non interest-bearing
  liabilities...................   79,554                   80,812                   72,841
Shareholders' equity............   31,083                   24,341                   20,939
                                 --------                 --------                 --------
      Total liabilities and
        shareholders'
        equity.................. $328,455                 $325,632                 $271,854
                                 ========                 ========                 ========
Spread and Interest
  Differential:
   Net interest income..........          $16,200                  $15,300                  $14,164
   Interest rate spread (2).....                    4.24%                    3.69%                    4.68%
                                                    ====                     ====                     ====
   Net interest margin (3)......                    5.26%                    5.01%                    5.67%
                                                    ====                     ====                     ====
Ratio of average earning assets
  to average interest-bearing
  liabilities...................     1.41                     1.38                     1.40
                                 ========                 ========                 ========

--------
(1) Includes loans on non-accrual status
(2) Interest-rate spread represents the average yield on interest-earning assets over the average cost of interest-bearing liabilities.
(3) Net interest margin represents net interest income (annualized) divided by average interest-earning assets.

   Palm Beach's net interest income was $3.85 million for the three months ended March 31, 2002 and $4.00 million for the three months ended March 31, 2001. Net interest income for the year ended December 31, 2001 was $16.20 million compared to $15.30 million and $14.16 million for 2000 and 1999. Overall, the increase reflects the growth in the interest-earning assets of the Bank and the ability of Palm Beach to effectively manage its net interest margin during a period of extreme interest rate volatility. Average earning assets increased to $308.1 million for 2001 compared to $305.2 million and $249.7 million for 2000 and 1999 respectively. Average interest-bearing liabilities decreased to $217.8 million in 2001 compared to $220.5 million in 2000. This decrease was primarily the result of allowing high interest rate promotional certificates of deposit to mature and leave the Bank.

   Palm Beach's net interest margin was 5.26% for 2001, 5.01% for 2000 and 5.67% for 1999. Changes in the net interest margin from year to year are mostly attributable to the repricing of adjustable rate loans, investable federal fund balances, money market balances and time deposit promotions. Rate changes applied to the Bank's other interest bearing deposit accounts have historically not had a significant effect on the Bank's net interest margin.

   The following table summarizes for the three months ended March 31, 2002 versus the three months ended March 31, 2001 and for the year ended December 31, 2001 versus the year ended December 31, 2000, the effect on net interest income of changes in average volume, average rates and rate/volume for each category of interest-earning assets and interest-bearing liabilities as discussed above. The effect of such changes is calculated as follows: (1) changes in interest rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate/volume (change in rate multiplied by change in volume).

                                    Three Months Ended March 31,       Year Ended December 31,
                                            2002 vs. 2001                   2001 vs. 2000
                                   ------------------------------  -------------------------------
                                     Increase (Decrease) Due to       Increase (Decrease) Due to
                                   ------------------------------  -------------------------------
                                                   Rate/                            Rate/
                                     Rate   Volume Volume  Total     Rate   Volume  Volume  Total
                                   -------  ------ ------ -------  -------  ------  ------ -------
                                                        (Dollars in thousands)
Interest-earning assets
   Loans.......................... $(1,329) $ 529  $(122) $  (922) $(2,341) $1,538  $(159) $  (963)
   Investments....................     (60)  (317)    34     (344)     (93)   (664)    26     (730)
   Federal funds sold.............    (181)   (70)    49     (202)    (243)   (193)    50     (386)
                                   -------  -----  -----  -------  -------  ------  -----  -------
       Total interest-earning
         assets...................  (1,570)   141    (39)  (1,468)  (2,677)    680    (83)  (2,079)
                                   =======  =====  =====  =======  =======  ======  =====  =======
Interest-bearing liabilities
   NOW accounts...................     (50)     0     (0)     (50)    (205)    (24)    13     (216)
   Money market deposits..........    (681)    17    (10)    (674)  (1,656)    677   (247)  (1,226)
   Savings accounts...............     (94)     1     (0)     (94)    (226)    142    (49)    (133)
   Certificates of deposit........    (278)  (343)    83     (538)    (317)   (873)    59   (1,130)
   Borrowings.....................       0      0     37       37     (175)   (242)   143     (274)
                                   -------  -----  -----  -------  -------  ------  -----  -------
       Total interest-bearing
         liabilities..............  (1,103)  (326)   110   (1,319)  (2,579)   (320)   (80)  (2,979)
                                   -------  -----  -----  -------  -------  ------  -----  -------
Net change in net-interest income. $  (467) $ 467  $(149) $  (149) $   (98) $1,000  $  (3) $   900
                                   =======  =====  =====  =======  =======  ======  =====  =======

Provision for Loan Losses

   The provision for loan losses is charged to earnings based on management's evaluation of the allowance for loan losses. The allowance for loan losses reflects management's estimate of losses that are inherent in the loan portfolio as of the date of review and is based upon historical experience, the volume and type of lending conducted by the Bank, the amounts of non-performing loans, general economic conditions, particularly as they relate to the Bank's market area, and other factors related to the collectibility of the Bank's loan portfolio.

   For the three months ended March 31, 2002 and 2001, the provision for loan losses was $137,000, and $624,000, respectively. For the three years ended December 31, 2001, 2000, and 1999, the loan loss provision was $874,000, $1.89 million and $650,000, respectively.

Non-interest Income

   Non-interest income consists primarily of service charges and fees on deposit accounts and fees from fiduciary activities. Non-interest income for the three months ended March 31, 2002 was $1.06 million versus $774,000 for the three months ended March 31, 2001, an increase of $286,000, or 42%. This increase was mainly attributable to an increase of $257,000 in non-interest income derived from fiduciary activities as a result of bringing the Trust Department operations back in house.

   Non-interest income for the three years ended December 31, 2001, 2000 and 1999 was $3.26 million, $2.84 million and $3.79 million, respectively. The decrease from 1999 to 2000 was a result of netting the expenses for merchant services' operations against the income on the Bank's general ledger.

Non-interest Expense

   Non-interest expense for the three months ended March 31, 2002 was 3.56 million versus $3.33 million for the three months ended March 31, 2001.

   Non-interest expense for the three years ended December 31, 2001, 2000 and 1999 was $13.76 million, $12.5 million and $11.7 million, respectively. Increases from year to year primarily reflect increases in personnel expense, legal and professional expense and data processing expense.

Income Tax Provision

   Tax expense reflects estimates of amounts anticipated to be paid for federal and state income taxes based on taxable income for the period or year plus any net change in Palm Beach's net deferred tax asset from the beginning of the year to the end of the period or year.

   Tax expense for the three months ended March 31, 2002 increased to $450,000 from $220,000 for the three months ended March 31, 2001, due to a 47% increase in income before taxes.

   Tax expense for the three years ended December 31, 2001, 2000 and 1999 was $1.86 million, $1.30 million and $2.08 million, respectively.

                              Financial Condition

Overview

   Palm Beach's financial condition is primarily dependent on the quality of the Bank's loan and investment portfolios, the Bank's ability to fund loans and meet current obligations with deposit activities and other borrowings and the adequacy of the Bank's capital relative to total assets.

   The following discussion and analysis is based upon Palm Beach's financial condition as of March 31, 2002 and 2001 and as of December 31, 2001, 2000 and 1999, and pertains primarily to the activities of the Bank.

   The following table shows the relationship of loans to total assets for the Bank as of the periods indicated:

                                 At March 31,  At December 31,
                                 ------------ -----------------
                                     2002       2001     2000
                                 ------------ -------- --------
                                     (Dollars in thousands)
                Total assets....   $344,478   $338,599 $345,615
                Total loans, net    282,535    284,250  266,316

Lending Activities

   Lending activities are conducted pursuant to a written policy that has been adopted and approved by the board of directors of the Bank. Loan officers have defined lending authorities beyond which loans, depending on their type and size, must be reviewed and approved by a loan committee comprised of certain officers and directors.

   Management seeks to maintain a high quality of loans through sound underwriting and lending practices. The largest category of loans in the loan portfolio is collateralized by real estate mortgages, consisting primarily of commercial properties.

   The commercial real estate mortgage loans in the portfolio consist of fixed and adjustable-interest rate loans which were originated at prevailing market interest rates. The Bank's loan policy has been to originate commercial real estate mortgage loans predominantly in its primary market area. Commercial real estate mortgage loans are generally made in amounts up to 75% of the appraised value of the property securing the loan. In making commercial real estate loans, the Bank primarily considers the net operating income generated by the real estate to support the debt service, the financial resources and income level and managerial expertise of the borrower, the marketability of the collateral and the Bank's lending experience with the borrower.

   Commercial loans not secured by real estate are typically underwritten on the basis of the borrower's ability to make repayment from the cash flow of the business and, generally, are collateralized by business assets, such as accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself, which is subject to adverse conditions in the economy. Commercial loans also entail certain additional risks since they usually involve large loan balances to single borrowers or a related group of borrowers, resulting in a more concentrated loan portfolio. Further, the collateral underlying the loans may depreciate over time, cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

   Loan concentrations are defined as significant amounts loaned to a single borrower or to a number of borrowers engaged in similar activities, which would cause them to be similarly impacted by economic or other conditions. The Bank, on a routine basis, monitors these concentrations in order to consider adjustments in its lending practices to reflect economic conditions, loan to deposit ratio, and industry trends. Management believes as of March 31, 2002 and December 31, 2001 that the Bank had no significant concentration of risk with a single borrower or industry. Loan customers are principally closely held businesses and residents of Palm Beach County, Florida and as such, the borrower's ability to honor their loan commitments is substantially dependent upon the general economic conditions of the region. Most of the Bank's business activity is with customers located within the Palm Beach County area.

   The following table presents the composition of Palm Beach's loan portfolio for the periods indicated.

                                              As of March 31,
                                  --------------------------------------
                                         2002                2001
                                  ------------------  ------------------
                                   Amount  % of Total  Amount  % of Total
                                  -------- ---------- -------- ----------
                                          (Dollars in thousands)
       Commercial................ $ 36,129    12.62%  $ 69,031    25.88%
       Real Estate...............  239,975    83.81%   180,844    67.80%
       Consumer and other........   10,213     3.57%    16,849     6.32%
                                  --------   ------   --------   ------
          Total loans receivable.  286,317   100.00%   266,724   100.00%
                                             ======              ======
       Less:
        Deferred loan fees.......      283                 289
        Allowance for loan losses    3,499     1.22%     3,344     1.25%
                                  --------   ======   --------   ======
          Loans, net............. $282,535            $263,091
                                  ========            ========

                                                              As of December 31,
                             -----------------------------------------------------------------------------------
                                   2001             2000             1999             1998             1997
                             ---------------  ---------------  ---------------  ---------------  ---------------
                                       % of             % of             % of             % of             % of
                              Amount   Total   Amount   Total   Amount   Total   Amount   Total   Amount   Total
                             -------- ------  -------- ------  -------- ------  -------- ------  -------- ------
                                                            (Dollars in thousands)
Commercial.................. $ 44,083  15.31% $ 68,010  25.23% $ 60,792  25.49% $ 50,477  27.91% $ 44,765  32.30%
Real Estate.................  229,968  79.86%  170,158  63.13%  143,024  59.96%  119,460  66.05%   76,788  55.41%
Consumer and other..........   13,909   4.83%   31,354  11.63%   34,710  14.55%   10,918   6.04%   17,024  12.28%
                             -------- ------  -------- ------  -------- ------  -------- ------  -------- ------
   Total loans receivable...  287,960 100.00%  269,522 100.00%  238,526 100.00%  180,855 100.00%  138,577 100.00%
                                      ======           ======           ======           ======           ======
Less:
  Deferred loan fees........      296              294              230               37               50
  Allowance for loan losses.    3,414   1.19%    2,912   1.08%    2,303   0.97%    1,716   0.95%    1,666   1.20%
                             -------- ======  -------- ======  -------- ======  -------- ======  -------- ======
   Loans, net............... $284,250         $266,316         $235,993         $179,102         $136,861
                             ========         ========         ========         ========         ========

   As of March 31, 2002, the maturities and interest rate sensitivities of the Bank's loan portfolio, based on the remaining scheduled principal repayments, were as follows:

                                                 Due After    Due
                                         Due in   One Year   After
                                        One Year  Through    Five
                                        or Less  Five Years  Years   Total
                                        -------- ---------- ------- --------
                                               (Dollars in thousands)
   Commercial.......................... $ 19,855  $  7,680  $ 8,594 $ 36,129
   Real Estate.........................  108,039   109,955   21,981  239,975
   Consumer and other..................    8,174     2,013       26   10,213
                                        --------  --------  ------- --------
      Total............................ $136,068  $119,648  $30,601 $286,317
                                        ========  ========  ======= ========
   Loans with maturities over one year:
    Fixed interest rate................           $ 14,375  $20,064 $ 34,439
    Variable interest rate.............            105,273   10,538  115,811

Classification of Assets

   Generally, interest on loans accrues and is credited to income based upon the principal balance outstanding. It is management's policy to discontinue the accrual of interest income and classify a loan as non-accrual when principal or interest is past due 90 days or more unless, in the determination of management, the principal and interest on the loan are well collateralized and in the process of collection, or when in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation. Consumer installment loans are generally charged-off after 90 days of delinquency unless adequately collateralized and in the process of collection. Loans are not returned to accrual status until principal and interest payments are brought current and future payments appear reasonably certain. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income.

   Real estate acquired by the Bank as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned ("OREO"). OREO properties are recorded at the lower of cost or fair value less estimated selling costs, and the estimated loss, if any, is charged to the allowance for credit losses at the time it is transferred to OREO. Further write-downs in OREO are recorded at the time management believes additional deterioration in value has occurred and are charged to noninterest expense.

   Nonperforming assets, including OREO, are presented in the following table as of and for the three months ended March 31, 2002 and 2001 and December 31, 2001, 2000, 1999, 1998 and 1997.

                                               At March 31,             At December 31,
                                              --------------  -----------------------------------
                                               2002    2001    2001    2000   1999   1998   1997
                                              ------  ------  ------  -----  -----  -----  ------
                                                             (Dollars in thousands)
Loan on non-accrual status
   Commercial................................ $1,130  $  278  $  965  $ 128  $   0  $  21  $  149
   Real Estate...............................  7,330     880   3,422     46    173     46   1,360
   Consumer and other........................      0       0       0      6     79     19       0
                                              ------  ------  ------  -----  -----  -----  ------
       Total loans on non-accrual status.....  8,460   1,158   4,387    180    252     86   1,509
Other real estate owned......................     59     153     143    163    686     83     331
                                              ------  ------  ------  -----  -----  -----  ------
       Total nonperforming assets............ $8,519  $1,311  $4,530  $ 343  $ 938  $ 169  $1,840
                                              ======  ======  ======  =====  =====  =====  ======
As a percentage of total assets
       Total nonperforming assets............   2.47%   0.40%   1.34%  0.10%  0.29%  0.06%   0.88%

Allowance for Loan Losses

   In originating loans, the Bank recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the credit worthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan, as well as general economic conditions. As a matter of policy, the Bank maintains an allowance for loan losses. The amount provided for loan losses during any period is based on an evaluation by management of the amount needed to maintain the allowance at a level sufficient to cover anticipated losses and the inherent risk of losses in the loan portfolio.

   In determining the amount of the allowance, management considers the dollar amount of loans outstanding, its assessment of known or potential problem loans, current economic conditions, the risk characteristics of the various classifications of loans, the credit record of its borrowers, the fair market value of underlying collateral and other factors. Specific allowances are provided for individual loans when ultimate collection is considered questionable by management after reviewing the current status of such loans and considering the fair value of the underlying collateral for each loan.

   Management continues to actively monitor the Bank's asset quality and to charge off loans against the allowance for loan losses when appropriate or to provide specific loss allowances for individual loans when necessary. Management's estimate of the allowance for loan losses is based on information available to them at the time of their review. Subsequent adjustments to the allowance may be necessary if future economic conditions or other facts differ from the assumptions used in making the initial determinations.

   The following table summarizes changes in the allowance for loan losses for the three months ended March 31, 2002 and 2001 and for the five years ended December 31, 2001, 2000, 1999, 1998 and 1997.

                                     At March 31,                      At December 31,
                                  ------------------  ------------------------------------------------
                                    2002      2001      2001      2000      1999      1998      1997
                                  --------  --------  --------  --------  --------  --------  --------
                                                         (Dollars in thousands)
Allowance at beginning of
  period......................... $  3,414  $  2,912  $  2,912  $  2,303  $  1,716  $  1,666  $ 1,.432
Loans charged off:
   Commercial....................      122        84       572     1,411       128       239        17
   Real Estate...................        0         0         0        64         0        52         0
   Consumer and other............        1        41       178        85       150        25        16
                                  --------  --------  --------  --------  --------  --------  --------
      Total loans charged
        off......................      123       125       750     1,560       278       316        33
                                  --------  --------  --------  --------  --------  --------  --------
Recoveries:
   Commercial....................       54        47       178       234       123        53         5
   Real estate...................        0         0        50         2        50         0         0
   Consumer and other............       17        37       148        47        42        27         8
                                  --------  --------  --------  --------  --------  --------  --------
      Total recoveries...........       71        84       376       283       215        80        13
                                  --------  --------  --------  --------  --------  --------  --------
   Net loans charged off......... $     52  $     41  $    374  $  1,277  $     63  $    236  $     20
                                  --------  --------  --------  --------  --------  --------  --------
Provision for loan losses charged
  to expense..................... $    137  $    473  $    876  $  1,886  $    650  $    286  $    254
Allowance at end of period....... $  3,499  $  3,344  $  3,414  $  2,912  $  2,303  $  1,716  $  1,666
Net charge-offs as a percentage
  of average loans
  outstanding....................     0.02%     0.02%     0.14%     0.51%     0.03%     0.15%     0.02%
Allowance to period end loans
  receivable.....................     1.22%     1.25%     1.19%     1.08%     0.97%     0.95%     1.20%
Average loans outstanding........ $289,737  $265,315  $268,229  $251,120  $202,946  $156,127  $125,832
Period end total loans
  receivable..................... $286,317  $266,724  $287,960  $269,522  $238,526  $180,855  $138,577

Investment Securities

   The Bank has adopted Statement of Financial Accounting Standards No. 115 ("FAS 115"), which requires companies to classify investment securities, including mortgage-backed securities, as either held-to-maturity, available-for-sale, or trading securities. Securities classified as held-to-maturity are carried at amortized cost. Securities classified as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax effect, reported as a separate component of stockholders' equity. The Bank does not hold any securities for trading purposes. Other investments, consisting mostly of stock of the Federal Reserve Bank and the Federal Home Loan Bank are carried at cost, as the stock is not readily marketable.

   As a result of the adoption of FAS 115, under which the Bank expects to continue to hold its investment securities classified as available-for-sale, changes in the underlying market values of such securities can have a material adverse effect on Palm Beach's capital position. Typically, an increase in interest rates results in a decrease in underlying market value and a decrease in the level of principal repayments on mortgage-backed securities. As a result of changes in market interest rates, changes in the market value of available-for-sale securities resulted in a decrease of $42,000 and an increase of $62,000 in stockholders' equity during the three months ended March 31, 2002 and the year ended December 31, 2001, respectively. These fluctuations in stockholders' equity represent the after-tax impact of changes in interest rates on the value of these investments.

   The following table sets forth the carrying value of the Bank's investment portfolio for the periods indicated.

                                              At March 31, At December 31,
                                              ------------ ---------------
                                                  2002      2001    2000
                                              ------------ ------- -------
                                                 (Dollars in thousands)
      Securities Available for Sale
         U.S. Government-Sponsored Agencies..   $ 3,982    $ 5,036 $22,832
         Mortgage-Backed Securities..........     8,342     10,918  13,103
      Securities Held to Maturity
         Foreign Debt Securities.............       550        550     550
      Other Investments
         Federal Reserve Bank Stock..........       580        569     557
         Federal Home Loan Bank Stock........     1,555      1,555   1,555
                                                -------    ------- -------
             Total Investment Securities.....   $15,009    $18,628 $38,597
                                                =======    ======= =======

   The maturity distribution and certain other information pertaining to investment securities as of March 31, 2002 was as follows:

                                                  Amortized Estimated
                                                    Cost    Fair Value Yield
                                                  --------- ---------- -----
                                                    (Dollars in thousands)
    Securities Available for Sale
       U.S. Government-Sponsored Agencies
           Due within one year...................  $ 1,997   $ 2,001   5.25%
           Due one to five years.................    1,980     1,980   4.16%
       Mortgage-Backed Securities
           Due within one year...................    2,007     2,025   5.51%
           Due one to five years.................    4,380     4,338   5.33%
           Due five to ten years.................    2,028     1,980   5.42%
    Securities Held to Maturity
       Foreign Debt Securities
           Due within one year...................      100       100   6.50%
           Due one to five years.................      450       450   6.95%
                                                   -------   -------   ----
              Total debt securities..............  $12,942   $12,874   5.21%
                                                   =======   =======   ====
    Other Investments
       Federal Reserve Bank Stock................      580       580
       Federal Home Loan Bank Stock..............    1,555     1,555
                                                   -------   -------
              Total Investment Securities........  $15,077   $15,009
                                                   =======   =======

Deposit Activities

   Deposits are the major source of funds for lending and other investment purposes. Deposits are attracted principally from within the Bank's primary market area through the offering of a broad variety of deposit instruments including checking accounts, interest-bearing checking accounts or NOW accounts, money market accounts, regular savings accounts, term certificate accounts (including "jumbo" certificates in denominations of $100,000 or more) and retirement savings plans.

   Total deposits were $304.9 million as of March 31, 2002 compared to $299.5 million and $314.4 million as of December 31, 2001 and 2000, respectively. The decrease in deposits at year-end 2001 was primarily the result of allowing high yielding, promotional certificates of deposit to mature and leave the Bank.

   The distribution of the Bank's deposit accounts as of March 31, 2002 and for the three years ended December 31, 2001, 2000 and 1999 was as follows:

                        As of March 31                   At December 31,
                       ---------------  -------------------------------------------------
                             2002             2001             2000             1999
                       ---------------  ---------------  ---------------  ---------------
                                 % of             % of             % of             % of
                        Amount   Total   Amount   Total   Amount   Total   Amount   Total
                       -------- ------  -------- ------  -------- ------  -------- ------
                                             (Dollars in thousands)
Demand deposits....... $ 91,110  29.89% $ 95,411  31.85% $ 88,667  28.20% $ 80,003  28.32%
NOW accounts..........   32,645  10.71%   32,645  10.90%   31,290   9.95%   40,994  14.51%
Money market
  accounts............  112,692  36.96%   92,794  30.98%   92,015  29.27%   93,662  33.15%
Savings deposits......   24,905   8.17%   24,662   8.23%   22,737   7.23%   19,731   6.98%
Time deposits.........
   Under $100,000.....   16,653   5.46%   19,311   6.45%   34,626  11.01%   22,008   7.79%
   $100,000 and
     over.............   26,862   8.81%   34,724  11.59%   45,041  14.33%   26,116   9.24%
                       -------- ------  -------- ------  -------- ------  -------- ------
       Total
         Deposits..... $304,867 100.00% $299,547 100.00% $314,376 100.00% $282,514 100.00%
                       ======== ======  ======== ======  ======== ======  ======== ======

   The Bank on a periodic basis establishes maturity terms, service fees and withdrawal penalties. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

   The Bank does not have a concentration of deposits from any one source, the loss of which would have a material adverse effect on the Bank. Management believes that substantially all of the Bank's depositors are residents in its primary market area. The Bank currently does not accept brokered deposits.

   Time deposits of $100,000 and over, public fund deposits and other large deposit accounts tend to be short-term in nature and more sensitive to changes in interest rates than other types of deposits and, therefore, may be a less stable source of funds. In the event that existing short-term deposits are not renewed, the resulting loss of the deposited funds could adversely affect the Bank's liquidity. In a rising interest rate market, such short-term deposits may prove to be a costly source of funds because their short-term nature facilitates renewal at increasingly higher interest rates, which may adversely affect the Bank's earnings. However, the converse is true in a falling interest-rate market where such short-term deposits would be more favorable.

   Time deposits of $100,000 and over mature as follows for the periods indicated.

                                               March 31, December 31,
                                                 2002        2001
                                               --------- ------------
                                               (Dollars in thousands)
           Due in three months or less........  $ 1,323    $ 4,009
           Due from three months to six months    4,773     19,397
           Due from six months to one year....   15,406      4,995
           Due one to five years..............    5,360      6,323
                                                -------    -------
                                                $26,862    $34,724
                                                =======    =======

Liquidity

   Liquidity management involves the ability to meet the cash flow requirements of customers who may be depositors wanting to withdraw their funds and the ability to fund loans to meet borrowers' credit needs. In the ordinary course of business, the Bank generates cash flows from interest and fee income, monthly loan payments and loan maturities and the maturity of investment securities. In addition to cash and due from banks, the Bank also considers available-for-sale securities and federal funds sold as primary sources of asset liquidity as well as lines of credit provided by correspondent banks and the Federal Home Loan Bank.

   Many factors affect the ability to accomplish these liquidity objectives successfully, including the economic environment, the asset/liability mix within the balance sheet and the ability of the Bank to secure other borrowings. At March 31, 2002 and December 31, 2001, the Bank had commitments to originate loans totaling $60.7 million and $56.2 million, respectively. Standby letters of credit at March 31, 2002 and December 31, 2001 were $4.01 million and $4.18 million, respectively. In addition, scheduled maturities of certificates of deposit during the twelve months following March 31, 2002 and December 31, 2001 totaled $43.2 million and $33.4 million, respectively. Management believes that adequate resources exist to fund all its commitments that will be funded within the next twelve months and, if so desired, that the Bank can adjust the rates on certificates of deposit and other deposit accounts to retain deposits in a changing interest rate environment.

   A national bank is required to maintain a liquidity reserve of at least 15% of its transaction deposit accounts and 8% of its non-transaction deposit accounts. The liquidity reserve may consist of cash on hand, cash on demand deposit with other correspondent banks, federal funds sold and other short-term marketable securities. As of March 31, 2002 and December 31, 2001, the Bank's liquidity ratio was 22.3% and 20.2%, respectively.

Capital Resources

   The federal banking regulatory authorities have adopted certain "prompt corrective action" rules with respect to depository institutions. The rules establish five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." The various federal banking regulatory agencies have adopted regulations to implement the capital rules by, among other things, defining the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level.

   At March 31, 2002 and December 31, 2001, the Bank met the necessary benchmark capital ratios to be considered a "well capitalized" financial institution. Depository institutions which fall below the "adequately capitalized" category generally are prohibited from making any capital distribution, are subject to growth limitations, and are required to submit a capital restoration plan. There are a number of requirements and restrictions that may be imposed on institutions treated as "significantly undercapitalized" and, if the institution is "critically undercapitalized," the banking regulatory agencies have the right to appoint a receiver or conservator.

   In accordance with risk-based capital guidelines issued by the Federal Reserve Bank and the FDIC, the Bank is required to maintain a minimum standard of total capital to risk-weighted assets of 8%. Additionally, the FDIC requires banks to maintain a minimum leverage-capital ratio of Tier 1 capital (as defined) to total assets. The leverage-capital ratio ranges from 3% to 5% based on the Bank's rating under the regulatory rating system.

   The following table summarizes the regulatory capital levels and ratios for the Bank only.

                                                  Actual      Regulatory Requirement
                                                  Ratio  for Well Capitalized Institutions
                                                  ------ ---------------------------------
At March 31, 2002
   Total capital to risk-weighted assets......... 12.72%               10.00%
   Tier 1 capital to risk-weighted assets........ 11.52                 6.00
   Tier 1 capital to total assets-leverage ratio.  9.88                 5.00
At December 31, 2001
   Total capital to risk-weighted assets......... 12.40                10.00
   Tier 1 capital to risk-weighted assets........ 11.23                 6.00
   Tier 1 capital to total assets-leverage ratio. 10.20                 5.00
At December 31, 2000
   Total capital to risk-weighted assets......... 11.36                10.00
   Tier 1 capital to risk-weighted assets........ 10.38                 6.00
   Tier 1 capital to total assets-leverage ratio.  8.78                 5.00
At December 31, 1999
   Total capital to risk-weighted assets.........  9.63                10.00
   Tier 1 capital to risk-weighted assets........  8.73                 6.00
   Tier 1 capital to total assets-leverage ratio.  7.46                 5.00

                             BUSINESS OF BANCGROUP

General

   BancGroup is a Delaware corporation organized in 1974 as a bank holding company under the Bank Holding Act of 1956, as amended. Through its wholly-owned subsidiary, Colonial Bank, BancGroup conducts a general commercial banking business in the states of Alabama, Florida, Georgia, Nevada, Tennessee and Texas. At March 31, 2002, BancGroup had assets of $13.2 billion.

   As of March 31, 2002 Colonial Bank has a total of 261 branches, with 120 branches in Alabama, 96 branches in Florida, 23 branches in Georgia, three branches in Tennessee, eight branches in Texas and 11 branches in Nevada. Colonial Bank conducts a general commercial banking business in its respective service areas. Colonial Bank offers a variety of demand, savings and time deposit products as well as extensions of credit through personal, commercial and mortgage loans within each of its market areas. Colonial Bank also provides additional services to its markets through cash management servicers, electronic banking services, credit card and merchant services and wealth management services. Wealth management services include trust services and the sales of various types of investment products such as mutual funds, annuities, stocks, municipal bonds and U.S. government securities.

Voting Securities and Principal Stockholders

   As of February 20, 2002, BancGroup had issued and outstanding 115,395,315 shares of BancGroup common stock with approximately 9,742 stockholders of record. Each such share is entitled to one vote. In addition, as of that date,3,855,191 shares of BancGroup common stock were subject to issuance upon exercise of options pursuant to BancGroup's stock option plans and up to 499,546 shares of BancGroup common stock were issuable upon conversion of BancGroup's 1986 Debentures. There are currently 200,000,000 shares of BancGroup common stock authorized.

   The following table shows those persons who are known to BancGroup to be beneficial owners as of February 20, 2002 of more than five percent of outstanding BancGroup common stock.

                                                    Percentage of
                                          Common        Class
              Name and Address            Stock     Outstanding(1)
              ----------------         ---------    --------------
              Robert E. Lowder........ 6,374,441(1)      5.5%
                 Post Office Box 1108
                 Montgomery, AL 36101

--------
(1) Includes 240,000 shares of Common Stock subject to options under BancGroup's stock option plans, excluding options that were not exercisable within 60 days of February 20, 2002, due to vesting requirements. In addition, the total includes 25,960 and 22,628 shares owned by Mr. Lowder's wife and stepson, respectively. Mr. Lowder disclaims beneficial ownership of these shares.

Security Ownership of Management

   The following table indicates for each director, executive officer, and all executive officers and directors of BancGroup as a group the number of shares of outstanding Common Stock of BancGroup beneficially owned as of February 20, 2002.

                                                         Shares of BancGroup
                                                         Beneficially Owned
                                                      ------------------------
                                                                    Percentage
                                                         Common      of Class
Directors Name                                           Stock      Outstanding
--------------                                        ---------     -----------
Lewis Beville........................................     3,988(1)        *
William Britton......................................    46,919(2)        *
Jerry J. Chesser.....................................   328,336           *
Augustus K. Clements, III............................    49,779           *
Robert S. Craft......................................    38,353(3)        *
Patrick F. Dye.......................................    33,950           *
Clinton O. Holdbrooks................................   568,271(4)        *
Harold D. King.......................................   217,362(5)        *
Robert E. Lowder..................................... 6,374,441(6)      5.5%
John Ed Mathison.....................................    44,924(7)        *
Milton E. McGregor...................................   100,000           *
John C.H. Miller, Jr.................................    93,810(8)        *
Joe D. Mussafer......................................    45,749           *
William E. Powell, III...............................    33,474           *
James W. Rane........................................     6,143           *
Frances E. Roper.....................................   758,138           *
Simuel Sippial.......................................    18,017(9)        *
Edward V. Welch......................................    63,519           *

CERTAIN EXECUTIVE OFFICERS WHO ARE NOT ALSO DIRECTORS
W. Flake Oakley......................................   160,336(10)       *
Sarah H. Moore.......................................    46,437(10)       *
Caryn D. Cope........................................    39,517(10)       *
All executive officers and directors as a group...... 9,071,380         7.9%

--------
*  Represents less than 1%.
(1) Includes 356 shares owned by Mr. Beville's son.
(2) Includes 7,232 shares owned by Mr. Britton's wife. Mr. Britton disclaims beneficial ownership of such shares.
(3) Includes 2,808 shares held by the IRA of Mr. Craft's wife. Mr. Craft disclaims beneficial ownership of such shares.
(4) Includes 118,996 shares held by Mr. Holdbrooks as a trustee of a charitable trust.
(5) Includes 40,780 shares owned by Mr. King's wife and 20 shares held in a trust of which he is beneficiary. Mr. King disclaims beneficial ownership of such shares.
(6) Includes 240,000 shares of Common Stock subject to options under BancGroup's stock option plans, excluding options that were not exercisable within 60 days of February 20, 2002, due to vesting requirements. In addition, the total includes 25,960 and 22,628 shares owned by Mr. Lowder's wife and stepson, respectively. Mr. Lowder disclaims beneficial ownership of these shares.
(7) Includes 2,000 shares owned by Dr. Mathison's wife. Dr. Mathison disclaims beneficial ownership of such shares.
(8) Includes 55,000 shares subject to options under BancGroup's stock option plans. Also includes 260 shares owned by Mr. Miller's wife. Mr. Miller disclaims beneficial ownership of his wife's shares.
(9) Includes 500 shares owned by Mr. Sippial's son.

(10) W. Flake Oakley, Sarah H. Moore and Caryn D. Cope hold vested options respecting 98,000, 30,500 and 20,200, respectively, shares of BancGroup common stock pursuant to BancGroup's stock option plans, excluding options that were not exercisable within 60 days of February 20, 2002, due to vesting requirements. Mr. Oakley's amount includes 4,250 shares owned by his sons. Ms. Moore's amount includes 4,100 shares owned by her sons.

Management Information

   Certain information regarding the biographies of the directors and executive officers of BancGroup, executive compensation and related party transactions is included in (i) BancGroup's Annual Report on Form 10-K for the fiscal year ending December 31, 2001, at item 10, and (ii) BancGroup's Proxy Statement for its 2002 Annual Meeting under the headings ''Election of Directors,'' ''Section 16(a) Beneficial Ownership Reporting Compliance,'' ''Compensation Committee Interlocks and Insider Participation,'' ''Executive Compensation,'' and ''Executive Compensation Committee Report'' at pages 4-17. BancGroup hereby incorporates such information by reference.

                            BUSINESS OF PALM BEACH

General

   Palm Beach is a registered financial holding company under the FHCA and owns all of the voting shares of the Bank. The Bank commenced operations on April 20, 1973. The Bank is a national banking association subject to regulation by the Comptroller of the Currency and the FDIC. The Bank's operations are conducted from its main office located in Palm Beach, Florida and branch offices located in the surrounding area.

   Palm Beach provides a range of consumer and commercial banking services to individuals, businesses and industries. The basic services offered by Palm Beach include: demand deposit accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, credit cards, cash management, trust services, direct deposits, notary services, night depository, travelers' checks, cashier's checks, domestic and international collections, savings bonds, automated teller services, drive-in tellers, banking by mail and internet banking. In addition, Palm Beach primarily makes secured and unsecured commercial and real estate loans and issues stand-by letters of credit. Palm Beach provides automated teller machine (ATM) cards and VISA debit cards, as a part of the Star ATM Network, thereby permitting customers to utilize the convenience of larger ATM networks. Palm Beach also provides customers with extended banking hours.

   The revenues of Palm Beach are primarily derived from interest on, and fees received in connection with, real estate and other loans, and from interest and dividends from investment securities and short-term investments, and also fees associated with deposit services. The principal sources of funds for Palm Beach's lending activities are its deposits, repayment of loans, and the maturity of investment securities. The principal expenses of Palm Beach are the interest paid on deposits, and operating and general administrative expenses.

   As is the case with banking institutions generally, Palm Beach's operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Comptroller of the Currency, Federal Reserve and the FDIC. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. Palm Beach faces strong competition in the attraction of deposits (its primary source of lendable funds) and in the origination of loans.

Lending Activities

   Palm Beach offers a range of lending services, including real estate, consumer and commercial loans, to individuals and small businesses and other organizations that are located in or conduct a substantial portion of their business in Palm Beach's market area. Palm Beach's consolidated net loans at March 31, 2002 were $282.5 million, or 82% of total consolidated assets. The interest rates charged on loans vary with the degree of risk, maturity, and amount of the loan, and are further subject to competitive pressures, money market rates, availability of funds, and government regulations. Palm Beach has no foreign loans or loans for highly leveraged transactions.

   Palm Beach's loans are concentrated in three major areas: commercial and commercial real estate loans, residential real estate loans, and consumer loans. A majority of Palm Beach's loans are made on a secured basis. As of March 31, 2002, approximately 83.8% of Palm Beach's consolidated loan portfolio consisted of loans secured by mortgages on real estate and 12.6% of the loan portfolio consisted of commercial loans. At the same date, 3.6% of the Bank's loan portfolio consisted of consumer and other loans.

   Palm Beach's real estate loans are secured by mortgages and consist primarily of loans to individuals, investors, and businesses for the purchase, improvement of or investment in real estate and for the construction and/or ownership of single-family residential units. These real estate loans may be made at fixed or variable interest rates. Palm Beach generally does not make fixed-interest rate commercial real estate loans for terms exceeding 10 years. Loans in excess of four years generally have adjustable interest rates.

   Palm Beach's commercial loan portfolio includes loans to individuals and small-to-medium sized businesses located primarily in Palm Beach County for working capital, equipment purchases, and various other business purposes. A majority of commercial loans are secured by real estate, equipment for similar assets, but these loans may also be made on an unsecured basis. Commercial loans may be made at variable or fixed rates of interest. Commercial lines of credit are typically granted on a one-year basis, with loan covenants and monetary thresholds. Other commercial loans with terms or amortization schedules of longer than one year will normally carry interest rates which vary with the prime lending rate and will become payable in full and are generally refinanced in three to five years.

   Palm Beach's consumer loan portfolio consists primarily of loans to individuals for various consumer purposes, but includes some business purpose loans which are payable on an installment basis. The majority of these loans are for terms of less than five years and are secured by liens on various personal assets of the borrowers, but consumer loans may also be made on an unsecured basis. Consumer loans are made at fixed and variable interest rates, and are often based on up to a five-year amortization schedule.

   Loan originations are derived from a number of sources. Loan originations can be attributed to direct solicitation by Palm Beach's loan officers, existing customers and borrowers, advertising, walk-in customers and, in some instances, referrals from brokers.

Deposit Activities

   Deposits are the major source of Palm Beach's funds for lending and other investment activities. Palm Beach considers the majority of its regular savings, demand, NOW and money market deposit accounts to be core deposits. These accounts comprised approximately 85.7% of Palm Beach's consolidated total deposits at March 31, 2002. Approximately 14.3% of Palm Beach's consolidated deposits at March 31, 2002 were certificates of deposit. Generally, Palm Beach attempts to maintain the rates paid on its deposits at a competitive level. Time deposits of $100,000 and over made up approximately 8.8% of Palm Beach's consolidated total deposits at March 31, 2002. The majority of the deposits of Palm Beach are generated from Palm Beach County.

Investments

   Palm Beach invests a portion of its assets in U.S. Government agency obligations, mortgage-backed securities and federal funds sold. Palm Beach's investments are managed in relation to loan demand and deposit growth, and are generally used to provide for the investment of excess funds at minimal risks while providing liquidity to fund increases in loan demand or to offset fluctuations in deposits. Federal funds sold are the excess cash Palm Beach has available over and above daily cash needs. This money is invested on an overnight basis with approved correspondent banks.

Employees

   As of March 31, 2002, Palm Beach and the Bank collectively had 114 full-time employees (including executive officers) and four part-time employees. A collective bargaining unit does not represent the employees. Palm Beach and the Bank consider relations with employees to be good.

Properties

   The main office of Palm Beach and the Bank is located at 125 Worth Avenue, Palm Beach, Florida. The Bank also has banking offices located at 2000 PGA Boulevard, North Palm Beach, Florida (North Palm Beach office), 3931 RCA Boulevard, Palm Beach Gardens, Florida (RCA/Northcorp office), 320 Lakeview Avenue, West Palm Beach, Florida (West Palm Beach office), 1001 US Highway One, Jupiter, Florida (Jupiter office), 44 Cocoanut Row, Palm Beach, Florida (Towers office), 13535 Eastpointe, Palm Beach Gardens, Florida (Eastpointe office), and 2792 Donnelly Drive, Lantana, Florida (Lakeside office). The Bank operates ATMs at its North Palm Beach office and the West Palm Beach office. The Bank owns the suite that houses the Towers office and the property and building that houses the West Palm Beach office drive-up facility. The RCA/Northcorp office is leased from one of Palm Beach's directors. All other locations are leased from non-related entities.

Legal Proceedings

Security Ownership of Management and Certain Beneficial Owners

   The following table sets forth certain information as of the Record Date regarding the beneficial ownership of Palm Beach common stock by (i) 5% or greater shareholders of Palm Beach, (ii) each director of Palm Beach and (iii) all directors and executive officers of Palm Beach as a group. Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all the shares owned by them.

                                                                    Shares
                                                                 Beneficially  Percent of
                                                                   Owned(a)    Ownership
                                                                 ------------  ----------
Name of Beneficial Owner and Address of 5%Owner
-----------------------------------------------
James C. Alban, III.............................................     19,415       1.14%
H. Loy Anderson, Jr.............................................    389,713(b)   18.63%
  125 Worth Avenue
  Suite 100
  Palm Beach, FL 33480
Philip L. Arvidson..............................................      9,131       0.54%
John C. Bills...................................................        500       0.02%
Anthony J. Colucci, Jr..........................................
  1001 U.S. Hwy. One
  Suite 400
  Jupiter, FL 33477                                                  93,168(c)    5.48%
C. Gerald Goldsmith.............................................     23,714       1.39%
Nancy C. Graham-Lawler..........................................        100       0.00%
Thomas D. McCloskey.............................................     62,366       3.67%
Pedro G. Morrison...............................................    285,184(d)   16.78%
  222 Lakeview Ave.
  PH No. 5
  West Palm Beach, FL 33401
George C. Slaton................................................     67,090       3.95%
Morton Wiener...................................................    100,000       5.88%
Donald H. Wilson, Jr............................................        560       0.03%
All directors and executive officers as a group (16 individuals)  1,105,227      52.82%

___________
(a) Information relating to beneficial ownership is based upon information available to Palm Beach and uses "beneficial ownership" concepts set forth in rules of the Commission under the Securities Exchange Act of 1934, as amended. Under such rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial interest. Accordingly, directors are named as beneficial owners of shares as to which they may disclaim any beneficial interest. The shares set forth above also include as to Mr. Anderson 349,029 shares, which he has the right to acquire pursuant to presently exercisable options.

(b) Includes 19,754 shares held jointly with spouse and 315 shares held as custodian for minor children
(c) Includes 21,229 shares held by his revocable trust
(d) All shares are held in trust

                        ADJOURNMENT OF SPECIAL MEETING

   Approval of the Agreement by Palm Beach shareholders requires the affirmative vote of at least a majority of the outstanding shares of Palm Beach common stock. In the event there are an insufficient number of shares of Palm Beach common stock present in person or by proxy at the Special Meeting to approve the Agreement, the Palm Beach Board of Directors intends to adjourn the Special Meeting to a later date provided a majority of the shares present and voting on the motion have voted in favor of such adjournment. The place and date to which the Special Meeting would be adjourned would be announced at the Special Meeting. Proxies voted against the Agreement and abstentions will not be voted to adjourn the special Meeting. Abstentions and broker non-votes will not be voted on this matter but will not count as "no" votes. However, an abstention or a broker non-vote has the same effect as a "no" vote. If it is necessary to adjourn the Special Meeting and the adjournment is for a period of not more than 30 days from the original date of the Special Meeting, no notice of the time and place of the adjourned meeting need be given the shareholders, other than an announcement made at the Special Meeting.

   The effect of any such adjournment would be to permit Palm Beach to solicit additional proxies for approval of the Agreement. Such an adjournment would not invalidate any proxies previously filed as long as the record date for the adjourned meeting remained the same, including proxies filed by shareholders voting against the Agreement.

                                 OTHER MATTERS

   The Board of Directors of Palm Beach is not aware of any business to come before the Special Meeting other than those matters described above in this Prospectus. If, however, any other matters not now known should properly come before the Special Meeting, the proxy holders named in the accompanying proxy will vote such proxy on such matters as determined by a majority of the Board of Directors of Palm Beach.

            DATE FOR SUBMISSION OF BANCGROUP STOCKHOLDER PROPOSALS

   In order to be eligible for inclusion in BancGroup's proxy solicitation materials for its 2003 annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received at BancGroup's main office at One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36101, no later than 120 calendar days in advance of the date of March 18, 2003 (November 19, 2002), for inclusion in the proxy or information statement relating to the 2003 annual meeting.

                                 LEGAL MATTERS

   Certain legal matters regarding the shares of BancGroup common stock of BancGroup offered hereby are being passed upon by the law firm of Miller, Hamilton, Snider & Odom, L.L.C., Mobile, Alabama, of which John C. H. Miller, Jr., a director of BancGroup, is a partner. Such firm received fees for legal services performed in 2001 of approximately $1,781,996. John C. H. Miller, Jr. beneficially owns 93,810 shares of BancGroup common stock. Mr. Miller also received employee-related compensation from BancGroup in 2001 of $41,000. Certain legal matters relating to the Merger are being passed upon for Palm Beach by the law firm of Smith Mackinnon, P.A., Orlando, Florida.

                                    EXPERTS

   The consolidated financial statements of BancGroup incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing. It is not expected that a representative of such firm will be present at the Special Meeting.

   PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE AS PROMPTLY AS POSSIBLE. YOU MAY REVOKE THE PROXY BY GIVING WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF PALM BEACH PRIOR TO THE SPECIAL MEETING, BY EXECUTING A LATER DATED PROXY AND DELIVERING IT TO THE PRESIDENT OF PALM BEACH PRIOR TO THE SPECIAL MEETING OR BY ATTENDING THE SPECIAL MEETING VOTING IN PERSON.

                      WHERE YOU CAN FIND MORE INFORMATION

   BancGroup files reports, proxy statements, and other information with the SEC. You can read and copy these reports, proxy statements, and other information concerning us at the SEC's Public Reference Room at 450 Fifth Street, N. W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You can review BancGroup's electronically filed reports, proxy and information statements on the SEC's Internet site at http://www.sec.gov. BancGroup's common stock is quoted on the New York Stock Exchange under the symbol "CNB". These reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York City, New York 10005.

   BancGroup has filed a registration statement on Form S-4 with the SEC covering the common stock. This Proxy Statement/Prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about BancGroup and its common stock you should refer to the registration statement and its exhibits. You can obtain the full registration statement from the SEC as indicated above.

   The SEC allows BancGroup to "incorporate by reference" the information it files with the SEC. This permits BancGroup to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this Proxy Statement/Prospectus, and information that BancGroup files later with the SEC will automatically update and supersede this information. BancGroup incorporates by reference:

  .  its Annual Report on Form 10-K for the year ended December 31, 2001,

  .  its Quarterly Report on Form 10-Q for the period ended March 31, 2002,

  . its description of the current management and Board of Directors contained in BancGroup's Proxy Statement for its 2002 Annual Meeting,

  . a description of its common stock, $2.50 par value per share, contained in BancGroup's Registration Statement on Form 8-A, filed with the SEC on November 22, 1994 and effective February 22, 1995, and

  . any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 after the date of this Proxy Statement/Prospectus and prior to the Special Meeting, or, in the case of exercise of stock options that are being assumed by BancGroup, prior to the exercise of such options.

   You may request a copy of these filings at no cost by writing or telephoning BancGroup at the following address:

                             Office of the Senior
                                     Counsel
                            The Colonial BancGroup,
                                     Inc.
                           Colonial Financial Center
                              One Commerce Street
                                  Fifth Floor
                           Montgomery, Alabama 36104
                                (334) 240-5000

   You should rely only on the information incorporated by reference or provided in this Proxy Statement/Prospectus. BancGroup has not authorized anyone else to provide you with different information. BancGroup is not making an offer of the common stock in any state where the offer is not permitted. You should not assume that the information in this Proxy Statement/Prospectus is accurate as of any date other than the date on the front of this Proxy Statement/Prospectus.

                                                                     APPENDIX A

                         AGREEMENT AND PLAN OF MERGER

                                by and between

                         THE COLONIAL BANCGROUP, INC.

                                      and

                      PALM BEACH NATIONAL HOLDING COMPANY

                                  dated as of

                                 May 28, 2002

                               TABLE OF CONTENTS

    Caption                                                            Page
    -------                                                            ----
    ARTICLE 1-- NAME
     1.1        Name.................................................. A-1

    ARTICLE 2-- MERGER C TERMS AND CONDITIONS
     2.1        Applicable Law........................................ A-1
     2.2        Corporate Existence................................... A-1
     2.3        Articles of Incorporation and Bylaws.................. A-2
     2.4        Resulting Corporation's Officers and Board............ A-2
     2.5        Shareholder Approval.................................. A-2
     2.6        Further Acts.......................................... A-2
     2.7        Effective Date and Closing............................ A-2
     2.8        Subsidiary Bank Merger................................ A-2

    ARTICLE 3-- CONVERSION OF ACQUIRED CORPORATION STOCK
     3.1        Conversion of Acquired Corporation Stock.............. A-2
     3.2        Surrender of Acquired Corporation Stock............... A-4
     3.3        Fractional Shares..................................... A-4
     3.4        Adjustments........................................... A-4
     3.5        BancGroup Stock....................................... A-4
     3.6        Dissenting Rights..................................... A-4

    ARTICLE 4-- REPRESENTATIONS, WARRANTIES AND COVENANTS OF BANCGROUP
     4.1        Organization.......................................... A-5
     4.2        Capital Stock......................................... A-5
     4.3        Financial Statements; Taxes........................... A-5
     4.4        No Conflict with Other Instrument..................... A-6
     4.5        Absence of Material Adverse Change.................... A-6
     4.6        Approval of Agreement................................. A-6
     4.7        Tax Treatment......................................... A-6
     4.8        Title and Related Matters............................. A-6
     4.9        Subsidiaries.......................................... A-7
     4.10       Contracts............................................. A-7
     4.11       Litigation............................................ A-7
     4.12       Compliance............................................ A-7
     4.13       Registration Statement................................ A-7
     4.14       SEC Filings........................................... A-7
     4.15       Form S-4.............................................. A-8
     4.16       Brokers............................................... A-8
     4.17       Government Authorization.............................. A-8
     4.18       Absence of Regulatory Communications.................. A-8
     4.19       Disclosure............................................ A-8

     Caption                                                           Page
     -------                                                           ----
     ARTICLE 5-- REPRESENTATIONS, WARRANTIES AND COVENANTS OF ACQUIRED
                 CORPORATION
      5.1        Organization.........................................  A-8
      5.2        Capital Stock........................................  A-8
      5.3        Subsidiaries.........................................  A-9
      5.4        Financial Statements; Taxes..........................  A-9
      5.5        Absence of Certain Changes or Events................. A-10
      5.6        Title and Related Matters............................ A-11
      5.7        Commitments.......................................... A-12
      5.8        Charter and Bylaws................................... A-12
      5.9        Litigation........................................... A-12
      5.10       Material Contract Defaults........................... A-12
      5.11       No Conflict with Other Instrument.................... A-12
      5.12       Governmental Authorization........................... A-12
      5.13       Absence of Regulatory Communications................. A-13
      5.14       Absence of Material Adverse Change................... A-13
      5.15       Insurance............................................ A-13
      5.16       Pension and Employee Benefit Plans................... A-13
      5.17       Buy-Sell Agreements.................................. A-13
      5.18       Brokers.............................................. A-13
      5.19       Approval of Agreements............................... A-14
      5.20       Disclosure........................................... A-14
      5.21       Registration Statement............................... A-14
      5.22       Loans; Adequacy of Allowance for Loan Losses......... A-14
      5.23       Environmental Matters................................ A-14
      5.24       Collective Bargaining................................ A-15
      5.25       Labor Disputes....................................... A-15
      5.26       Derivative Contracts................................. A-15
      5.27       Non-Terminable Contracts and Severance Agreements.... A-15

     ARTICLE 6-- ADDITIONAL COVENANTS
      6.1        Additional Covenants of BancGroup.................... A-15
      6.2        Additional Covenants of Acquired Corporation......... A-18

     ARTICLE 7-- MUTUAL COVENANTS AND AGREEMENTS
      7.1        Best Efforts; Cooperation............................ A-19
      7.2        Press Releases....................................... A-20
      7.3        Mutual Disclosure.................................... A-20
      7.4        Access to Properties and Records..................... A-20
      7.5        Notice of Adverse Changes............................ A-20

      Caption                                                        Page
      -------                                                        ----
      ARTICLE  8-- CONDITIONS TO OBLIGATIONS OF ALL PARTIES
       8.1         Approval by Shareholders......................... A-20
       8.2         Regulatory Authority Approval.................... A-21
       8.3         Litigation....................................... A-21
       8.4         Registration Statement........................... A-21
       8.5         Tax Opinion...................................... A-21

      ARTICLE  9-- CONDITIONS TO OBLIGATIONS OF ACQUIRED CORPORATION
       9.1         Representations, Warranties and Covenants........ A-22
       9.2         Adverse Changes.................................. A-22
       9.3         Closing Certificate.............................. A-22
       9.4         Opinion of Counsel............................... A-23
       9.5         NYSE Listing..................................... A-23
       9.6         Other Matters.................................... A-23
       9.7         Material Events.................................. A-23
       9.8         Fairness Opinion................................. A-23

      ARTICLE 10-- CONDITIONS TO OBLIGATIONS OF BANCGROUP
      10.1         Representations, Warranties and Covenants........ A-23
      10.2         Adverse Changes.................................. A-23
      10.3         Closing Certificate.............................. A-23
      10.4         Opinion of Counsel............................... A-24
      10.5         Controlling Shareholders......................... A-24
      10.6         Other Matters.................................... A-24
      10.7         Dissenters....................................... A-24
      10.8         Material Events.................................. A-24
      10.9         Employment and Non-Compete Agreements............ A-24
      10.10        Extraordinary Contract Buyouts................... A-24
      10.11        Affiliate Agreements............................. A-24

      ARTICLE 11-- TERMINATION OF REPRESENTATIONS AND WARRANTIES.... A-25
      ARTICLE 12-- NOTICES.......................................... A-25
      ARTICLE 13-- AMENDMENT OR TERMINATION
      13.1         Amendment........................................ A-25
      13.2         Termination...................................... A-25
      13.3         Damages.......................................... A-26

      ARTICLE 14-- DEFINITIONS...................................... A-26

                    Caption                             Page
                    -------                             ----
                    ARTICLE 15-- MISCELLANEOUS
                    15.1         Expenses.............. A-31
                    15.2         Benefit and Assignment A-32
                    15.3         Governing Law......... A-32
                    15.4         Counterparts.......... A-32
                    15.5         Headings.............. A-32
                    15.6         Severability.......... A-32
                    15.7         Construction.......... A-32
                    15.8         Return of Information. A-32
                    15.9         Equitable Remedies.... A-32
                    15.10        Attorneys' Fees....... A-33
                    15.11        No Waiver............. A-33
                    15.12        Remedies Cumulative... A-33
                    15.13        Entire Contract....... A-33

                         AGREEMENT AND PLAN OF MERGER

   THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of this the 28th day of May 2002, by and between PALM BEACH NATIONAL HOLDING COMPANY ("Acquired Corporation"), a Florida corporation, and THE COLONIAL BANCGROUP, INC. ("BancGroup"), a Delaware corporation.

                                  WITNESSETH

   WHEREAS, Acquired Corporation operates as a bank holding company for its wholly owned subsidiary, Palm Beach National Bank & Trust Company (the "Bank"), with its principal office in Palm Beach, Florida; and

   WHEREAS, BancGroup is a bank holding company with a Subsidiary bank, Colonial Bank, operating in Alabama, Florida, Georgia, Nevada, Tennessee and Texas; and

   WHEREAS, Acquired Corporation wishes to merge with BancGroup; and

   WHEREAS, it is the intention of BancGroup and Acquired Corporation that such Merger shall qualify for federal income tax purposes as a "reorganization" within the meaning of section 368(a) of the Code, as defined herein;

   NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties hereto agree as follows:

                                   ARTICLE 1

                                     NAME

   1.1 Name. The name of the corporation resulting from the Merger shall be "The Colonial BancGroup, Inc."

                                   ARTICLE 2

                         MERGER--TERMS AND CONDITIONS

   2.1 Applicable Law. On the Effective Date, Acquired Corporation shall be merged with and into BancGroup (herein referred to as the "Resulting Corporation" whenever reference is made to it as of the time of merger or thereafter). The Merger shall be undertaken pursuant to the provisions of and with the effect provided in the DGCL and, to the extent applicable, the FBCA. The offices and facilities of Acquired Corporation and of BancGroup shall become the offices and facilities of the Resulting Corporation.

   2.2 Corporate Existence. On the Effective Date, the corporate existence of Acquired Corporation and of BancGroup shall, as provided in the DGCL and the FBCA, be merged into and continued in the Resulting Corporation, and the Resulting Corporation shall be deemed to be the same corporation as Acquired Corporation and BancGroup. All rights, franchises and interests of Acquired Corporation and BancGroup, respectively, in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Resulting Corporation by virtue of the Merger without any deed or other transfer. The Resulting Corporation on the Effective Date, and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations and all other rights and interests as trustee, executor, administrator, transfer agent and registrar of stocks and bonds, guardian of estates, assignee, and receiver and in every other fiduciary capacity and in every agency, and capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by Acquired Corporation and BancGroup, respectively, on the Effective Date.

   2.3 Articles of Incorporation and Bylaws. On the Effective Date, the certificate of incorporation and bylaws of the Resulting Corporation shall be the restated certificate of incorporation and bylaws of BancGroup as they exist immediately before the Effective Date.

   2.4 Resulting Corporation's Officers and Board. The board of directors and the executive officers of the Resulting Corporation on the Effective Date shall consist of those persons serving in such capacities of BancGroup as of the Effective Date.

   2.5 Shareholder Approval. This Agreement shall be submitted to the shareholders of Acquired Corporation at the Shareholders Meeting to be held as promptly as practicable consistent with the satisfaction of the conditions set forth in this Agreement. Upon approval by the requisite vote of the shareholders of Acquired Corporation as required by applicable Law, the Merger shall become effective as soon as practicable thereafter in the manner provided in section 2.7 hereof.

   2.6 Further Acts. If, at any time after the Effective Date, the Resulting Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (i) to vest, perfect, confirm or record, in the Resulting Corporation, title to and possession of any property or right of Acquired Corporation or BancGroup, acquired as a result of the Merger, or (ii) otherwise to carry out the purposes of the Merger and this Agreement, BancGroup and its officers and directors shall execute and deliver all such proper deeds, assignments and assurances in law and do all acts necessary or proper to vest, perfect or confirm title to, and possession of, such property or rights in the Resulting Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Resulting Corporation are fully authorized in the name of Acquired Corporation or BancGroup, or otherwise, to take any and all such action.

   2.7 Effective Date and Closing. Subject to the terms of all requirements of Law and the conditions specified in this Agreement, the Merger shall become effective on the date specified in the Certificate of Merger to be issued by the Secretary of State of the State of Delaware (such time being herein called the "Effective Date"). Assuming all other conditions stated in this Agreement have been or will be satisfied as of the Closing, the Closing shall take place at the offices of BancGroup, in Montgomery, Alabama, on a date and time specified by BancGroup that shall be as soon as reasonably practicable after the later to occur of the Stockholder Meeting or all required regulatory approvals under Section 8.2, or at such other place and time that the Parties may mutually agree.

   2.8 Subsidiary Bank Merger. BancGroup and Acquired Corporation anticipate that on or after the Effective Date the Bank may merge with and into Colonial Bank, BancGroup's Subsidiary bank. The exact timing and structure of the Bank Merger have not been finalized at this time, and BancGroup, in its discretion, will determine if such Bank Merger shall proceed and will finalize such timing and structure at a later date. Acquired Corporation will cooperate with BancGroup in consummating with the Bank Merger, including the calling of any special meetings of the board of directors of the Bank and the filing of any regulatory applications.

                                   ARTICLE 3

                   CONVERSION OF ACQUIRED CORPORATION STOCK

   3.1 Conversion of Acquired Corporation Stock.

   (a) On the Effective Date, each share of common stock, par value $.01, of Acquired Corporation outstanding and held of record by Acquired Corporation's shareholders (the "Acquired Corporation Stock"), shall be converted by operation of law and without any action by any holder thereof (subject to section 3.3 hereof), into shares of BancGroup Common Stock (the "Merger Consideration"). Specifically, each outstanding share of Acquired Corporation Stock shall be converted into the number of shares that shall equal to $50.00 divided by the Market Value of BancGroup Common Stock (calculated out to four decimal places), provided that the Market Value for BancGroup is not less than $14.00 per share nor greater than $17.50 per share. If the Market Value is less than $14.00, then each share of Acquired Corporation Stock outstanding at the Effective Date shall be converted into 3.5714 shares of BancGroup Common Stock. If the Market Value is greater than $17.50, then each share of Acquired Corporation Stock shall be converted into 2.8572 shares of BancGroup Common Stock. The Market Value shall be the average of the closing prices of the BancGroup Common Stock as reported by the NYSE on each of the ten trading days ending on the trading day five trading days immediately preceding (and not including) the Effective Date. The appropriate ratio that is used to calculate the Merger Consideration based upon the market value as set forth above is referred to as the "Exchange Ratio".

   (b) (i) On the Effective Date, and subject to Section 3.1(c) below, BancGroup shall assume all Acquired Corporation Options outstanding in accordance with the applicable terms of the Acquired Corporation stock option plans ("Acquired Corporation Stock Option Plan"). Such assumption shall be in a manner consistent with the terms of the Acquired Corporation Stock Option Plan and any Acquired Corporation Stock Option agreement pursuant to which such Acquired Corporation Stock Options were issued and granted. Each such option shall cease to represent a right to acquire Acquired Corporation Stock and shall, instead, represent the right to acquire BancGroup Common Stock on substantially the same terms applicable to the Acquired Corporation Options except as specified below in this Section. The number of shares of BancGroup Common Stock to be issued pursuant to such options shall equal the number of shares of Acquired Corporation Stock subject to such Acquired Corporation Options multiplied by the Exchange Ratio, provided that no fractions of shares of BancGroup Common Stock shall be issued and the number of shares of BancGroup Common Stock to be issued upon the exercise of Acquired Corporation Options, if a fractional share exists, shall equal the number of whole shares obtained by rounding to the nearest whole number, giving account to such fraction, or by paying for such fraction in cash, based upon the Market Value. The exercise price for the acquisition of BancGroup Common Stock shall be the exercise price for each share of Acquired Corporation Stock subject to such options divided by the Exchange Ratio, adjusted appropriately for any rounding to whole shares that may be done. It is intended that the assumption by BancGroup of the Acquired Corporation Options shall be undertaken in a manner that will not constitute a "modification", "extension", or "renewal" as defined in Section 424 of the Internal Revenue Code of 1986, as amended (the "Code") as to any stock option which is an "incentive stock option." Schedule 3.1(b) hereto sets forth the names of all persons holding Acquired Corporation Options, the number of shares of Acquired Corporation Stock subject to such options, the exercise price and the expiration date of such options. As soon as reasonably practicable after the Effective Date, BancGroup shall deliver to each shareholder an appropriate notice setting forth such person's rights and the number of shares and the exercise price thereof of BancGroup Common Stock applicable to such option. Schedule 3.1(b) also contains complete and accurate copies of all Acquired Corporation's Stock Option Plans and forms of Acquired Corporation Stock Option Agreements used, and the most recent prospectus sent to stock option holders, if applicable.

   (ii) BancGroup shall file at its expense a registration statement with the SEC on Form S-8 or such other appropriate form (including the Form S-4 to be filed in connection with the Merger) with respect to the shares of BancGroup Common Stock to be issued pursuant to such options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as such options remain outstanding. Such shares shall also be registered or qualified for sale under the securities laws of any state in which registration or qualification is necessary.

   (c) In lieu of the conversion specified in paragraph (b)(i) of Section 3.1 no later than five days prior to the Effective Date, each holder of outstanding Acquired Corporation Options may provide written notice to Acquired Corporation (in form and substance reasonably satisfactory to BancGroup) that he or she wishes to exchange his or her Acquired Corporation Options, as of the Effective Date, and, to receive an amount of cash in exchange therefor. The amount of cash to be received shall be determined by calculating the difference between
(i) the number obtained by multiplying the number of shares of Acquired Corporation Stock issuable pursuant to his or her Acquired Corporation Options times the Exchange Ratio times the Market Value less (ii) the number obtained by multiplying the number of shares of Acquired Corporation Stock issuable pursuant to his or her

Acquired Corporation Options times the exercise price per share (as determined pursuant to the applicable stock option plan and stock option agreement of the Acquired Corporation). In the event that the exercise prices of all Acquired Corporation Options are not the same, the above calculation shall be made for each series of options. Acquire Corporation shall use its best efforts to (i) educate all holders of Acquired Corporation Options as to the benefits of the exchange of options for cash described in this Section 3.1(c) and (ii) to encourage such holders to enter into this exchange.

   3.2 Surrender of Acquired Corporation Stock. After the Effective Date, each holder of an outstanding certificate or certificates which prior thereto represented shares of Acquired Corporation Stock who is entitled to receive BancGroup Common Stock shall be entitled, upon surrender to BancGroup of their certificate or certificates representing shares of Acquired Corporation Stock (or an affidavit or affirmation by such holder of the loss, theft, or destruction of such certificate or certificates in such form as BancGroup may reasonably require and a bond of indemnity in form and amount, and issued by such sureties, as BancGroup may reasonably require), to receive in exchange therefor a certificate or certificates representing the number of whole shares of BancGroup Common Stock into and for which the shares of Acquired Corporation Stock so surrendered shall have been converted, such certificates to be of such denominations and registered in such names as such holder may reasonably request. Until so surrendered and exchanged, each such outstanding certificate which, prior to the Effective Date, represented shares of Acquired Corporation Stock and which is to be converted into BancGroup Common Stock shall for all purposes evidence ownership of the BancGroup Common Stock into and for which such shares shall have been so converted, except that no dividends or other distributions with respect to such BancGroup Common Stock shall be made until the certificates previously representing shares of Acquired Corporation Stock shall have been properly tendered.

   3.3 Fractional Shares. No fractional shares of BancGroup Common Stock shall be issued, and each holder of shares of Acquired Corporation Stock having a fractional interest arising upon the conversion of such shares into shares of BancGroup Common Stock shall, at the time of surrender of the certificates previously representing Acquired Corporation Stock, be paid by BancGroup an amount in cash equal to the Market Value of such fractional share.

   3.4 Adjustments. In the event that prior to the Effective Date BancGroup Common Stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the BancGroup Common Stock, an appropriate and proportionate adjustment shall be made in the number of shares of BancGroup Common Stock into which the Acquired Corporation Stock shall be converted as well as the maximum and minimum Market Value amounts set forth in this Agreement.

   3.5 BancGroup Stock. The shares of Common Stock of BancGroup issued and outstanding immediately before the Effective Date shall continue to be issued and outstanding shares of the Resulting Corporation.

   3.6 Dissenting Rights. Any shareholder of Acquired Corporation who shall not have voted in favor of this Agreement and who has complied with the applicable procedures set forth in the FBCA, relating to rights of dissenting shareholders, shall be entitled to receive payment for the fair value of his Acquired Corporation Stock. If after the Effective Date a dissenting shareholder of Acquired Corporation fails to perfect, or effectively withdraws or loses his right to appraisal and payment for his shares of Acquired Corporation Stock, BancGroup shall issue and deliver the consideration to which such holder of shares of Acquired Corporation Stock is entitled under Section
3.1 (without interest) upon surrender by such holder of the certificate or certificates representing shares of Acquired Corporation Stock held by him or her.

                                   ARTICLE 4

            REPRESENTATIONS, WARRANTIES AND COVENANTS OF BANCGROUP

   BancGroup represents, warrants and covenants to and with Acquired Corporation as follows:

   4.1 Organization. BancGroup is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.
BancGroup has the necessary corporate powers to carry on its business as presently conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually or in the aggregate, have a Material Adverse Effect.

   4.2 Capital Stock.

   (a) The authorized capital stock of BancGroup consists of (A) 200,000,000 shares of Common Stock, $2.50 par value per share, of which as of April 30, 2002, 120,166,673 shares were validly issued and outstanding, fully paid and nonassessable and are not subject to preemptive rights (not counting additional shares subject to issue pursuant to stock option and other plans and convertible debentures), and (B) 1,000,000 shares of Preference Stock, $2.50 par value per share, none of which are issued and outstanding. The shares of BancGroup Common Stock to be issued in the Merger are duly authorized and, when so issued, will be validly issued and outstanding, fully paid and nonassessable, will have been registered under the 1933 Act, and will have been registered or qualified under the securities laws of all jurisdictions in which such registration or qualification is required, based upon information provided by Acquired Corporation.

   (b) The authorized capital stock of each Subsidiary of BancGroup is validly issued and outstanding, fully paid and nonassessable, and each Subsidiary is wholly owned, directly or indirectly, by BancGroup.

   4.3 Financial Statements; Taxes. (a) BancGroup has delivered to Acquired Corporation copies of the following financial statements of BancGroup:

      (i) Consolidated balance sheets as of December 31, 2000, December 31, 2001 and March 31, 2002;

      (ii) Consolidated statements of operations for each of the three years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2002;

      (iii) Consolidated statements of cash flows for each of the three years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2002; and

      (iv) Consolidated statements of changes in stockholders' equity for the three years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2002.

   All such financial statements are in all material respects in accordance with the books and records of BancGroup and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated unless otherwise stated, all as more particularly set forth in the notes to such statements. Each of the consolidated balance sheets presents fairly as of its date the consolidated financial condition of BancGroup and its Subsidiaries. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), BancGroup did not have, as of the dates of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of consolidated income, shareholders' equity and changes in consolidated financial position present fairly the results of operations and changes in financial position of BancGroup and its Subsidiaries for the periods indicated. The foregoing representations insofar as they relate to the unaudited interim financial statements of BancGroup for the three months ended March 31, 2002, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure.

   (b) All Tax returns required to be filed by or on behalf of BancGroup have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 4.3(a) are, to the Knowledge of BancGroup, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign or other Taxes (including any interest or penalties) of BancGroup accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which BancGroup may at such dates have been liable in its own right or as transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of BancGroup, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liabilities of any sort have been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of BancGroup. BancGroup has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation).

   4.4 No Conflict with Other Instrument. The consummation of the transactions contemplated by this Agreement will not result in a breach of or constitute a Default (without regard to the giving of notice or the passage of time) under any material Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which BancGroup or any of its Subsidiaries is a party or by which they or their Assets may be bound; will not conflict with any provision of the restated certificate of incorporation or bylaws of BancGroup or the articles of incorporation or bylaws of any of its Subsidiaries; and will not violate any provision of any Law, regulation, judgment or decree binding on them or any of their Assets.

   4.5 Absence of Material Adverse Change. Since the date of the most recent balance sheet provided under section 4.3(a)(i) above, there have been no events, changes or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancGroup.

   4.6 Approval of Agreement. The board of directors of BancGroup has, or will have prior to the Effective Date, approved this Agreement and the transactions contemplated by it and has, or will have prior to the Effective Date, authorized the execution and delivery by BancGroup of this Agreement. This Agreement constitutes the legal, valid and binding obligation of BancGroup, enforceable against it in accordance with its terms. Approval of this Agreement by the stockholders of BancGroup is not required by applicable Law. Subject to the matters referred to in section 8.2, BancGroup has full power, authority and legal right to enter into this Agreement and to consummate the transactions contemplated by this Agreement. BancGroup has no Knowledge of any fact or circumstance under which the appropriate regulatory approvals required by section 8.2 will not be granted without the imposition of material conditions or material delays.

   4.7 Tax Treatment. BancGroup has no present plan to sell or otherwise dispose of any of the Assets of Acquired Corporation, subsequent to the Merger, and BancGroup intends to continue the historic business of Acquired Corporation.

   4.8 Title and Related Matters. BancGroup has good and marketable title to all the properties, interests in properties and Assets, real and personal, that are material to the business of BancGroup, reflected in the most recent balance sheet referred to in section 4.3(a), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes of such balance sheet, (ii) liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of BancGroup, the material structures and equipment of BancGroup comply in all material respects with the requirements of all applicable Laws.

   4.9 Subsidiaries. Each Subsidiary of BancGroup has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the jurisdiction of its incorporation and each Subsidiary has been duly qualified as a foreign corporation to transact business and is in good standing under the Laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification and in which the failure to be duly qualified could have a Material Adverse Effect upon BancGroup and its Subsidiaries considered as one enterprise; BancGroup's banking subsidiary has its deposits fully insured by the Federal Deposit Insurance Corporation to the extent provided by the Federal Deposit Insurance Act; and the businesses of the non-bank Subsidiaries of BancGroup are permitted to subsidiaries of registered bank holding companies.

   4.10 Contracts. Neither BancGroup nor any of its Subsidiaries is in violation of its respective certificate of incorporation or bylaws or in Default in the performance or observance of any material obligation, agreement, covenant or condition contained in any Contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it or its property may be bound.

   4.11 Litigation. Except as disclosed in or reserved for in BancGroup's financial statements, there is no Litigation before or by any court or Agency, domestic or foreign, now pending, or, to the Knowledge of BancGroup, threatened against or affecting BancGroup or any of its Subsidiaries (nor is BancGroup aware of any facts which could give rise to any such Litigation) which is required to be disclosed in the Registration Statement (other than as disclosed therein), or which is likely to have any Material Adverse Effect or prospective Material Adverse Effect, or which is likely to materially and adversely affect the properties or Assets thereof or which is likely to materially affect or delay the consummation of the transactions contemplated by this Agreement; all pending legal or governmental proceedings to which BancGroup or any Subsidiary is a party or of which any of their properties is the subject which are not described in the Registration Statement, including ordinary routine litigation incidental to the business, are, considered in the aggregate, not material; and neither BancGroup nor any of its Subsidiaries have any contingent obligations which could be considered material to BancGroup and its Subsidiaries considered as one enterprise which are not disclosed in the Registration Statement as it may be amended or supplemented.

   4.12 Compliance. BancGroup and its Subsidiaries, in the conduct of their businesses, are to the Knowledge of BancGroup, in material compliance with all material federal, state or local Laws applicable to their or the conduct of their businesses.

   4.13 Registration Statement. At the time the Registration Statement becomes effective and at the time of the Shareholders Meeting, the Registration Statement, including the Proxy Statement which shall constitute a part thereof, will comply in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Proxy Statement made in reliance upon and in conformity with information furnished in writing to BancGroup by Acquired Corporation or any of its representatives expressly for use in the Proxy Statement or information included in the Proxy Statement regarding the business of Acquired Corporation, its operations, Assets and capital.

   4.14 SEC Filings. (a) BancGroup has heretofore delivered to Acquired Corporation copies of BancGroup's: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2001; (ii) 2001 Annual Report to Shareholders;
(iii) the Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and (iv) any reports on Form 8-K, filed by BancGroup with the SEC since December 31, 2001. Since December 31, 2000, BancGroup has timely filed all reports and registration statements and the documents required to be filed with the SEC under the rules and regulations of the SEC and all such reports and registration statements or other documents have complied in all material respects, as of their respective filing dates and effective dates, as the case may be, with all the applicable requirements of the 1933 Act and the 1934 Act. As of the respective filing and effective dates, none of such reports or registration statements or other documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

   (b) The documents incorporated by reference into the Registration Statement, at the time they were filed with the SEC, complied in all material respects with the requirements of the 1934 Act and Regulations thereunder and when read together and with the other information in the Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading at the time the Registration Statement becomes effective or at the time of the Stockholders Meeting.

   4.15 Form S-4. The conditions for use of a registration statement on SEC Form S-4 set forth in the General Instructions on Form S-4 have been or will be satisfied with respect to BancGroup and the Registration Statement.

   4.16 Brokers. Except for negotiations with Lehman Brothers Inc. and Community Bank Thrift & Advisory Services, Inc. as referenced in Section 5.18 of this Agreement, all negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by BancGroup directly with Acquired Corporation and without the intervention of any other person, either as a result of any act of BancGroup or otherwise in such manner as to give rights to any valid claim against BancGroup for finders fees, brokerage commissions or other like payments.

   4.17 Government Authorization. BancGroup and its Subsidiaries have all Permits that, to the Knowledge of BancGroup and its Subsidiaries, are or will be legally required to enable BancGroup or any of its Subsidiaries to conduct their businesses in all material respects as now conducted by each of them.

   4.18 Absence of Regulatory Communications. Neither BancGroup nor any of its Subsidiaries is subject to, or has received during the past three (3) years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised a material question concerning the condition, financial or otherwise, of such company.

   4.19 Disclosure. No representation or warranty, or any statement or certificate furnished or to be furnished to Acquired Corporation by BancGroup, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

                                   ARTICLE 5

       REPRESENTATIONS, WARRANTIES AND COVENANTS OF ACQUIRED CORPORATION

   Acquired Corporation represents, warrants and covenants to and with BancGroup, as follows:

   5.1 Organization. Acquired Corporation is a Florida corporation, and the Bank is a national banking association. Each Acquired Corporation Company is duly organized, validly existing and in good standing under the respective Laws of its jurisdiction of incorporation and has all requisite power and authority to carry on its business as it is now being conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually, or in the aggregate, have a Material Adverse Effect.

   5.2 Capital Stock. (i) As of the date of this Agreement, the authorized capital stock of Acquired Corporation consisted of 10,000,000 shares of common stock, $.01 par value per share, 1,700,271 shares of which are issued and outstanding. All of such shares which are outstanding are validly issued, fully paid and nonassessable and not subject to preemptive rights. Acquired Corporation has 460,050 shares of its common stock subject to exercise pursuant to stock options under its stock option plans, 50,000 of which shall be eliminated pursuant to their own terms in the merger. Except for the foregoing and the Stock Option Agreement, Acquired Corporation does not have any other arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock, including the grant or issuance of Acquired Corporation Options.

   5.3 Subsidiaries. Except as set forth on Schedule 5.3, Acquired Corporation has no direct Subsidiaries other than the Bank, and there are no Subsidiaries of the Bank. Except as set forth on Schedule 5.3, Acquired Corporation owns all of the issued and outstanding capital stock of the Bank free and clear of any liens, claims or encumbrances of any kind. All of the issued and outstanding shares of capital stock of the Subsidiaries have been validly issued and are fully paid and non-assessable. As of the date of this Agreement, there were 2,289,250 shares of the common stock, par value $4.87 per share, authorized of the Bank, 1,501,756 of which are issued and outstanding and wholly owned by Acquired Corporation. The Bank has no arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock.

   5.4 Financial Statements; Taxes (a) Acquired Corporation has delivered to BancGroup copies of the following financial statements of Acquired Corporation:

      (i) Consolidated balance sheets as of December 31, 2000 and December 31, 2001 and March 31, 2002;

      (ii) Consolidated statements of income for each of the three years ended December 31, 1999, 2000, and 2001 and for the three months ended March 31, 2002;

      (iii) Consolidated statements of cash flows for each of the three years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2002; and

      (iv) Consolidated statements of stockholders' equity for each of the three years ended December 31, 1999, 2000, and 2001 and for the three months ended March 31, 2002.

   All of the foregoing financial statements are in all material respects in accordance with the books and records of Acquired Corporation and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except for changes required by GAAP, all as more particularly set forth in the notes to such statements. Each of such balance sheets presents fairly as of its date the financial condition of Acquired Corporation. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), Acquired Corporation did not have, as of the date of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of income, stockholders' equity and cash flows present fairly the results of operation, changes in shareholders equity and cash flows of Acquired Corporation for the periods indicated. The foregoing representations insofar as they relate to the unaudited interim financial statements of Acquired Corporation for the three months ended March 31, 2002, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure.

   (b) All Tax returns required to be filed by or on behalf of Acquired Corporation have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 5.4(a) are, to the Knowledge of Acquired Corporation, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign and other Taxes (including any interest or penalties) of Acquired Corporation accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which Acquired Corporation may at such dates have been liable in its own right or as a transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of Acquired Corporation, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liability of any sort has been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of Acquired Corporation. Acquired Corporation has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

   (c) Each Acquired Corporation Company has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation). Each Acquired Corporation Company is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under section 3406 of the Code.

   5.5 Absence of Certain Changes or Events. Since the date of the most recent balance sheet provided under section 5.4(a)(i) above, no Acquired Corporation Company has

   (a) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury) except shares of common stock issued upon the exercise of existing Acquired Corporation Options, the Stock Option Agreement and shares issued as director's qualifying shares;

   (b) borrowed or agreed to borrow any funds or incurred, or become subject to, any Liability (absolute or contingent) except borrowings, obligations (including purchase of federal funds) and Liabilities incurred in the ordinary course of business and consistent with past practice;

   (c) paid any material obligation or Liability (absolute or contingent) other than current Liabilities reflected in or shown on the most recent balance sheet referred to in section 5.4(a)(i) and current Liabilities incurred since that date in the ordinary course of business and consistent with past practice;

   (d) declared or made, or agreed to declare or make, any payment of dividends or distributions of any Assets of any kind whatsoever to shareholders, or purchased or redeemed, or agreed to purchase or redeem, directly or indirectly, or otherwise acquire, any of its outstanding securities, except that Acquired Corporation may pay cash dividends at its current rate and at times consistent with past practice, if any, both as shown on Schedule 5.5(d);

   (e) except in the ordinary course of business, sold or transferred, or agreed to sell or transfer, any of its Assets, or canceled, or agreed to cancel, any debts or claims;

   (f) except in the ordinary course of business, entered or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its Assets, or requiring the consent of any party to the transfer and assignment of any of its Assets;

   (g) suffered any Losses or waived any rights of value which in either event in the aggregate are material considering its business as a whole;

   (h) except in the ordinary course of business, made or permitted any amendment or termination of any Contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

   (i) except in accordance with normal and usual practice, made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

   (j) except in accordance with normal and usual practice, increased the rate of compensation payable to or to become payable to any of its officers or employees or made any material increase in any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

   (k) received notice or had Knowledge or reason to believe that any of its substantial customers has terminated or intends to terminate its relationship, which termination would have a Material Adverse Effect on its financial condition, results of operations, business, Assets or properties;

   (l) failed to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations;

   (m) entered into any other material transaction other than in the ordinary course of business; or

   (n) agreed in writing, or otherwise, to take any action described in clauses
(a) through (m) above.

   Between the date hereof and the Effective Date, no Acquired Corporation Company, without the express written approval of BancGroup, will do any of the things listed in clauses (a) through (n) of this section 5.5 except as permitted therein or as contemplated in this Agreement, and no Acquired Corporation Company will enter into or amend any material Contract, other than Loans or renewals thereof entered into in the ordinary course of business, without the express written consent of BancGroup.

   5.6 Title and Related Matters.

   (a) Title. Schedule 5.6(a) lists all real properties owned by each Acquired Corporation Company. Each Acquired Corporation Company has good and marketable title to all the properties, interest in properties and Assets, real and personal, that are material to the business of such Acquired Corporation Company, reflected in the most recent balance sheet referred to in section 5.4(a)(i), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes to such balance sheet, (ii) Liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of Acquired Corporation, the material structures and equipment of each Acquired Corporation Company comply in all material respects with the requirements of all applicable Laws. True and correct copies of all deeds to properties listed on Schedule 5.6(a) are attached thereto.

   (b) Leases. Schedule 5.6(b) sets forth a list and description of all real and personal property owned or leased by any Acquired Corporation Company, either as lessor or lessee. Complete and accurate copies of all such leases are attached to Schedule 5.6(b).

   (c) Personal Property. Schedule 5.6(c) sets forth a depreciation schedule of each Acquired Corporation Company's fixed Assets as of December 31, 2001.

   (d) Computer Hardware and Software. Schedule 5.6(d) contains a description of all agreements relating to data processing computer software and hardware now being used in the business operations of any Acquired Corporation Company. Acquired Corporation is not aware of any defects, irregularities or problems with any of its computer hardware or software which renders such hardware or software unable to satisfactorily perform the tasks and functions to be performed by them in the business of any Acquired Corporation Company. Complete and accurate copies of all Contracts, plans and other items so listed are attached to Schedule 5.6(d).

   5.7 Commitments.

   (a) Except as set forth in Schedule 5.7(a), no Acquired Corporation Company is a party to any oral or written (i) Contract for the employment of any officer or employee which is not terminable on 30 days (or less) notice, (ii) profit sharing, bonus, deferred compensation, savings, stock option (other than the Stock Option Agreement), severance pay, pension or retirement plan, agreement or arrangement, (iii) loan agreement, indenture or similar agreement relating to the borrowing of money by such party, (iv) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection, and guaranties made in the ordinary course of business, (v) consulting or other similar material Contracts, (vi) collective bargaining agreement, (vii) agreement with any present or former officer, director or shareholder of such party, or (viii) other Contract, agreement or other commitment which is material to the business, operations, property, prospects or Assets or to the condition, financial or otherwise, of any Acquired Corporation Company. Complete and accurate copies of all Contracts, plans and other items so listed are attached to Schedule 5.7(a).

   (b) Except as listed on Schedule 5.7(b), no Acquired Corporation Company is a party to any oral or written contract that would cost more than $5,000 to terminate on or after the Effective Date.

   5.8 Charter and Bylaws. Schedule 5.8 contains true and correct copies of the articles of incorporation or association and bylaws of each Acquired Corporation Company, including all amendments thereto, as currently in effect. There will be no changes in such articles of incorporation or bylaws prior to the Effective Date, without the prior written consent of BancGroup.

   5.9 Litigation. There is no Litigation (whether or not purportedly on behalf of Acquired Corporation) pending or, to the Knowledge of Acquired Corporation, threatened against or affecting any Acquired Corporation Company (nor does Acquired Corporation have Knowledge of any facts which are likely to give rise to any such Litigation) at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator of any kind, which involves the possibility of any judgment or Liability not fully covered by insurance in excess of a reasonable deductible amount or which may have a Material Adverse Effect on Acquired Corporation, and no Acquired Corporation Company is in Default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental department, commission, board, bureau, agency or instrumentality, which Default would have a Material Adverse Effect on Acquired Corporation. To the Knowledge of Acquired Corporation, each Acquired Corporation Company has complied in all material respects with all material applicable Laws and Regulations including those imposing Taxes, of any applicable jurisdiction and of all states, municipalities, other political subdivisions and Agencies, in respect of the ownership of its properties and the conduct of its business, which, if not complied with, would have a Material Adverse Effect on Acquired Corporation.

   5.10 Material Contract Defaults. No Acquired Corporation Company is in Default in any material respect under the terms of any material Contract, agreement, lease or other commitment which is or may be material to the business, operations, properties or Assets, or the condition, financial or otherwise, of such company and, to the Knowledge of Acquired Corporation, there is no event which, with notice or lapse of time, or both, may be or become an event of Default under any such material Contract, agreement, lease or other commitment in respect of which adequate steps have not been taken to prevent such a Default from occurring.

   5.11 No Conflict with Other Instrument. The consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of or constitute a Default under any material Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which any Acquired Corporation Company is a party and will not conflict with any provision of the charter or bylaws of any Acquired Corporation Company.

   5.12 Governmental Authorization. Each Acquired Corporation Company has all Permits that, to the Knowledge of Acquired Corporation, are or will be legally required to enable any Acquired Corporation Company to conduct its business in all material respects as now conducted by each Acquired Corporation Company.

   5.13 Absence of Regulatory Communications. No Acquired Corporation Company is subject to, nor has any Acquired Corporation Company received during the past three years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised any material question concerning the condition, financial or otherwise, of such company.

   5.14 Absence of Material Adverse Change. To the Knowledge of Acquired Corporation, since the date of the most recent balance sheet provided under section 5.4(a)(i), there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on any Acquired Corporation Company.

   5.15 Insurance. Each Acquired Corporation Company has in effect insurance coverage and bonds with reputable insurers which, in respect to amounts, types and risks insured, management of Acquired Corporation reasonably believes to be adequate for the type of business conducted by such company. No Acquired Corporation Company is liable for any material retroactive premium adjustment. All insurance policies and bonds are valid, enforceable and in full force and effect, and no Acquired Corporation Company has received any notice of any material premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, no Acquired Corporation Company has been refused any insurance coverage which it has sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums that do not result from any extraordinary loss experience. All policies of insurance presently held or policies containing substantially equivalent coverage will be outstanding and in full force with respect to each Acquired Corporation Company at all times from the date hereof to the Effective Date.

   5.16 Pension and Employee Benefit Plans.

   (a) To the Knowledge of Acquired Corporation, all employee benefit plans of each Acquired Corporation Company have been established in compliance with, and such plans have been operated in material compliance with, all applicable Laws. Except as set forth in Schedule 5.16(a) no Acquired Corporation Company sponsors or otherwise maintains a "pension plan" within the meaning of section 3(2) of ERISA or any other retirement plan other than the Section 401K plan of Acquired Corporation that is intended to qualify under section 401 of the Code, nor do any unfunded Liabilities exist with respect to any employee benefit plan, past or present. To the Knowledge of Acquired Corporation, no employee benefit plan, any trust created thereunder or any trustee or administrator thereof has engaged in a "prohibited transaction," as defined in section 4975 of the Code, which may have a Material Adverse Effect on the condition, financial or otherwise, of any Acquired Corporation Company.

   (b) Except as set forth on Schedule 5.16(b) no amounts payable to any employee of any Acquired Corporation Company will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code and regulations thereunder. It is anticipated that some payments to H. Loy Anderson will fail to be deductible due to Section 280G. A description of these payments is set forth in Schedule 5.16(b)

   5.17 Buy-Sell Agreements. Except as provided in Schedule 5.17, to the Knowledge of Acquired Corporation, there are no agreements among any of its shareholders granting to any person or persons a right of first refusal in respect of the sale, transfer, or other disposition of shares of outstanding securities by any shareholder of Acquired Corporation, any similar agreement or any voting agreement or voting trust in respect of any such shares.

   5.18 Brokers. Except for services provided to Acquired Corporation by Lehman Brothers Inc. and Community Bank & Thrift Advisory Services, Inc., all negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by Acquired Corporation directly with BancGroup and without the intervention of any other person, either as a result of any act of Acquired Corporation, or otherwise, in such manner as to give rise to any valid claim against Acquired Corporation for a finder's fee, brokerage commission or other like payment.

   5.19 Approval of Agreements. The board of directors of Acquired Corporation has approved this Agreement and the transactions contemplated by this Agreement and has authorized the execution and delivery by Acquired Corporation of this Agreement. Subject to the matters referred to in section 8.2, Acquired Corporation has full power, authority and legal right to enter into this Agreement, and, upon appropriate vote of the shareholders of Acquired Corporation in accordance with this Agreement, Acquired Corporation shall have full power, authority and legal right to consummate the transactions contemplated by this Agreement.

   5.20 Disclosure. No representation or warranty, nor any statement or certificate furnished or to be furnished to BancGroup by Acquired Corporation, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

   5.21 Registration Statement. At the time the Registration Statement becomes effective and at the time of the Stockholders Meeting, the Registration Statement, including the Proxy Statement which shall constitute part thereof, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this section shall only apply to statements in or omissions from the Proxy Statement relating to descriptions of the business of Acquired Corporation, its Assets, properties, operations, and capital stock or to information furnished in writing by Acquired Corporation or its representatives expressly for inclusion in the Proxy Statement.

   5.22 Loans; Adequacy of Allowance for Loan Losses. All reserves for loan losses shown on the most recent financial statements furnished by Acquired Corporation have been calculated in accordance with prudent and customary banking practices and are adequate in all material respects to reflect the risk inherent in the loans of any Acquired Corporation Company. Acquired Corporation has no Knowledge of any fact which is likely to require a future material increase in the provision for loan losses or a material decrease in the loan loss reserve reflected in such financial statements. Each loan reflected as an Asset on the financial statements of Acquired Corporation is the legal, valid and binding obligation of the obligor of each loan, enforceable in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors' rights generally and to general equitable principles and complies with all Laws to which it is subject. Acquired Corporation does not have in its portfolio any loan exceeding its legal lending limit, and except as disclosed on Schedule 5.22, Acquired Corporation has no known significant delinquent, substandard, doubtful, loss, nonperforming or problem loans.

   5.23 Environmental Matters. Except as provided in Schedule 5.23, to the Knowledge of Acquired Corporation, each Acquired Corporation Company is in material compliance with all Laws and other governmental requirements relating to the generation, management, handling, transportation, treatment, disposal, storage, delivery, discharge, release or emission of any waste, pollution, or toxic, hazardous or other substance (the "Environmental Laws"), and Acquired Corporation has no Knowledge that any Acquired Corporation Company has not complied with all regulations and requirements promulgated by the Occupational Safety and Health Administration that are applicable to any Acquired Corporation Company. To the Knowledge of Acquired Corporation, there is no Litigation pending or threatened with respect to any violation or alleged violation of the Environmental Laws. To the Knowledge of Acquired Corporation, with respect to Assets of any Acquired Corporation Company, including any Loan Property, (i) there has been no spillage, leakage, contamination or release of any substances for which the appropriate remedial action has not been completed; (ii) no owned or leased property is contaminated with or contains any hazardous substance or waste; and (iii) there are no underground storage tanks on any premises owned or leased by any Acquired Corporation Company. Acquired Corporation has no Knowledge of any facts which might suggest that any Acquired Corporation Company has engaged in any management practice with respect to any of its past or existing borrowers which could reasonably be expected to subject any Acquired Corporation Company to any Liability, either directly or indirectly, under the principles of law as set forth in United States v. Fleet Factors Corp., 901 F.2d 1550 (11th Cir. 1990) or any similar principles. Moreover, to the Knowledge of Acquired Corporation, no Acquired Corporation Company has extended credit, either on a secured or unsecured basis, to any person or other entity engaged in any activities which would require or requires such person or entity to obtain any Permits which are required under any Environmental Law which has not been obtained.

   5.24 Collective Bargaining. There are no labor contracts, collective bargaining agreements, letters of undertakings or other arrangements, formal or informal, between any Acquired Corporation Company and any union or labor organization covering any Acquired Corporation Company's employees and none of said employees are represented by any union or labor organization.

   5.25 Labor Disputes. To the Knowledge of Acquired Corporation, each Acquired Corporation Company is in material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours. No Acquired Corporation Company is or has been engaged in any unfair labor practice, and, to the Knowledge of Acquired Corporation, no unfair labor practice complaint against any Acquired Corporation Company is pending before the National Labor Relations Board. Relations between management of each Acquired Corporation Company and the employees are amicable and there have not been, nor to the Knowledge of Acquired Corporation, are there presently, any attempts to organize employees, nor to the Knowledge of Acquired Corporation, are there plans for any such attempts.

   5.26 Derivative Contracts. No Acquired Corporation Company is a party to or has agreed to enter into a swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract or derivative security not included in Acquired Corporation's financial statements delivered under section 5.4 hereof which is a financial derivative contract (including various combinations thereof).

   5.27 Non-Terminable Contracts or Severance Agreements. With the exception the contracts listed on Schedule 5.27, no Acquired Corporation Company is a party to or has agreed to enter into a contract that is not terminable within 90 days or contains an extraordinary buyout. With the exception of certain agreements otherwise referenced in this Agreement, no Acquired Corporation Company is a party to or has agreed to enter into any employment agreement, non-competition agreement, salary continuation plan or severance agreement or similar arrangement with any Acquired Corporation Company employee. Acquired Corporation has provided BancGroup a copy of each contract listed on Schedule 5.27.

                                   ARTICLE 6

                             ADDITIONAL COVENANTS

   6.1 Additional Covenants of BancGroup. BancGroup covenants to and with Acquired Corporation as follows:

   (a) Registration Statement and Other Filings. As soon as reasonably practicable after the execution of this Agreement, BancGroup shall prepare and file with the SEC the Registration Statement on Form S-4 (or such other form as may be appropriate) and all amendments and supplements thereto, in form reasonably satisfactory to Acquired Corporation and its counsel, with respect to the Common Stock to be issued pursuant to this Agreement. BancGroup shall use commercially reasonable efforts to prepare all necessary filings with any Agencies which may be necessary for approval to consummate the transactions contemplated by this Agreement and shall use its commercially reasonable efforts to cause the Registration Statement to become effective under the 1933 Act as soon as reasonably practicable after the filing thereof and take any action required to be taken under other applicable securities Laws in connection with the issuance of the shares of BancGroup Common Stock upon consummation of the Merger. Copies of all such filings shall be furnished in advance to Acquired Corporation and its counsel.

   (b) Blue Sky Permits. BancGroup shall use commercially reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities Law or "blue sky" Permits and approvals required to carry out the transactions contemplated by this Agreement.

   (c) Financial Statements.  BancGroup shall furnish to Acquired Corporation:

      (i) As soon as practicable and in any event within forty-five (45) days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of BancGroup for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of BancGroup as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

      (ii) Promptly upon receipt thereof, copies of all audit reports submitted to BancGroup by its independent auditors in connection with each annual, interim or special audit of the books of BancGroup made by such accountants;

      (iii) As soon as practicable, copies of all such financial statements and reports as it shall send to its stockholders and of such regular and periodic reports as BancGroup may file with the SEC or any other Agency; and

      (iv) With reasonable promptness, such additional financial data as Acquired Corporation may reasonably request.

   (d) No Control of Acquired Corporation by BancGroup. Notwithstanding any other provision hereof, until the Effective Date, the authority to operate the Acquired Corporation and the Bank and establish and implement the business policies of Acquired Corporation and the Bank shall continue to reside solely in Acquired Corporation's and Bank's officers and board of directors.

   (e) Listing. Prior to the Effective Date, BancGroup shall use commercially reasonable efforts to list the shares of BancGroup Common Stock to be issued in the Merger on the NYSE or other quotations system on which such shares are primarily traded.

   (f) Employee Benefit Matters. On the Effective Date, all employees of any Acquired Corporation Company shall, at BancGroup's option, either become employees of the Resulting Corporation or its Subsidiaries or be entitled to severance benefits in accordance with Colonial Bank's severance policy as of the date of this Agreement. All employees of any Acquired Corporation Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be entitled, to the extent permitted by applicable Law, to participate in all benefit plans of Colonial Bank to the same extent as Colonial Bank employees, except as stated otherwise in this section. Employees of any Acquired Corporation Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be allowed to participate as of the Effective Date in the medical and dental benefits plan of Colonial Bank as new employees of Colonial Bank, and the time of employment of such employees who are employed at least 30 hours per week with any Acquired Corporation Company as of the Effective Date shall be counted as employment under such dental and medical plans of Colonial Bank for purposes of calculating any 30 day waiting period and pre-existing condition limitations. To the extent permitted by applicable Law, the period of service with the appropriate Acquired Corporation Company of all employees who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be recognized only for vesting and eligibility purposes under Colonial Bank's benefit plans. In addition, if the Effective Date falls within an annual period of coverage under the medical plan of the Resulting Corporation and its Subsidiaries, each such Acquired Corporation Company employee shall be given credit for covered expenses paid by that employee under comparable employee benefit plans of the Acquired Corporation Company during the applicable coverage period through the Effective Date towards satisfaction of any annual deductible limitation and out-of-pocket maximum that may apply under that group health plan of the Resulting Corporation and its Subsidiaries.

   (g) Indemnification. (i) Subject to the conditions set forth in the succeeding paragraphs, for a period of six years after the Effective Date BancGroup shall, and shall cause Colonial Bank to, indemnify, defend and hold harmless each person entitled to indemnification from the Acquired Corporation (each being an "Indemnified

Party") against all liabilities arising out of actions or omissions occurring upon or prior to the Effective Date (including without limitation the transactions contemplated by this Agreement) to the maximum extent authorized under the articles of incorporation and bylaws of Acquired Corporation and
Section 607.0850 of the Florida Business Corporation Act.

      (ii) Any Indemnified Party wishing to claim indemnification under this subsection (g), upon learning of any such liability or Litigation, shall promptly notify BancGroup thereof. In the event of any such Litigation (whether arising before or after the Effective Date) (A) BancGroup or Colonial Bank shall have the right to assume the defense thereof with counsel reasonably acceptable to such Indemnified Party and, upon assumption of such defense, BancGroup shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if BancGroup or Colonial Bank elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between BancGroup and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and BancGroup or Colonial Bank shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that BancGroup shall be obligated pursuant to this subsection to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (B) the Indemnified Parties will cooperate in the defense of any such Litigation; and (C) BancGroup shall not be liable for any settlement effected without its prior consent; and provided further that BancGroup and Colonial Bank shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

      (iii) In consideration of and as a condition precedent to the effectiveness of the indemnification obligations provided by BancGroup in this section to a director or officer of the Acquired Corporation, such director or officer of the Acquired Corporation shall have delivered to BancGroup on or prior to the Effective Date a letter in form reasonably satisfactory to BancGroup concerning claims such directors or officers may have against Acquired Corporation. In the letter, the directors or officers shall: (A) acknowledge the assumption by BancGroup as of the Effective Date of all Liability (to the extent Acquired Corporation is so liable) for claims for indemnification arising under section 6.1(g) hereof; (B) affirm that they do not have nor are they aware of any claims they might have (other than those referred to in the following clause (C)) against Acquired Corporation; (C) identify any claims or any facts or circumstances of which they are aware that could give rise to a claim for indemnification under section 6.1(g)(i) hereof; and (D) release as of the Effective Date any and all claims that they may have against any Acquired Corporation Company other than (W) those referred to in the foregoing clause (C) and disclosed in the letter of the director or officer, (X) claims by third parties which have not yet been asserted against such director or officer (other than claims arising from facts and circumstances of which such director or officer is aware but which are not disclosed in such director or executive officer's letter), (Y) claims by third parties arising from any transaction contemplated by this Agreement or disclosed in any schedule to this Agreement, and (Z) claims by third parties arising in the ordinary course of business of any Acquired Corporation Company after the date of the letter.

      (iv) Acquired Corporation hereby represents and warrants to BancGroup that it has no Knowledge of any claim, pending or threatened, or of any facts or circumstances that could give rise to any obligation by BancGroup to provide the indemnification required by this section 6.1(g) other than as disclosed in the letters of the directors and executive officers referred to in section 6.1(g)(iii) hereof or described in any schedule to this Agreement and claims arising from any transaction contemplated by this Agreement.

   (h) BancGroup will take no action that would prevent or impede the merger from qualifying as a tax-free reorganization within the meaning of Section 368 of the Code.

   6.2 Additional Covenants of Acquired Corporation. Acquired Corporation covenants to and with BancGroup as follows:

   (a) Operations. Acquired Corporation will conduct its business and the business of each Acquired Corporation Company in a proper and prudent manner and will use its best efforts to maintain its relationships with its depositors, customers and employees. No Acquired Corporation Company will engage in any material transaction outside the ordinary course of business or make any material change in its accounting policies or methods of operation, nor will Acquired Corporation permit the occurrence of any change or event which would render any of the representations and warranties in Article 5 hereof untrue in any material respect at and as of the Effective Date with the same effect as though such representations and warranties had been made at and as of such Effective Date. Acquired Corporation shall contact any person who may be required to execute an undertaking under Section 10.5 hereof to request such undertaking and shall take all such reasonable steps as are necessary to obtain such undertaking. Acquired Corporation will take no action that would prevent or impede the Merger from qualifying as a tax-free reorganization within the meaning of Section 368 of the Code.

   (b) Stockholders Meeting; Best Efforts. Acquired Corporation will cooperate with BancGroup in the preparation of the Registration Statement and any regulatory filings and will cause the Stockholders Meeting to be held for the purpose of approving the Merger as soon as practicable after the effective date of the Registration Statement, and will use its best efforts to bring about the transactions contemplated by this Agreement, including stockholder approval of this Agreement, as soon as practicable unless this Agreement is terminated as provided herein.

   (c) Prohibited Negotiations. Except with respect to this Agreement and the transactions contemplated hereby, no Acquired Corporation Company nor any affiliate thereof nor any investment banker, attorney, accountant, or other representative (collectively, "Representatives") retained by an Acquired Corporation Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties of Acquired Corporation's Board of Directors as advised in writing by counsel to such Board of Directors, no Acquired Corporation Company or any Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, and each Acquired Corporation Company shall direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing, but Acquired Corporation may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised in writing by counsel to such Board of Directors. Acquired Corporation shall promptly notify BancGroup orally and in writing in the event that any Acquired Corporation Company receives any inquiry or proposal relating to any such Acquisition Proposal. Acquired Corporation shall immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons other than BancGroup conducted heretofore with respect to any of the foregoing. BancGroup and Acquired Corporation have entered into a Stock Option Agreement of even date that grants BancGroup, in certain circumstances, the option to purchase up to 19.9% of Acquired Corporation's Common Stock.

   (d) Director Recommendation. The members of the Board of Directors of Acquired Corporation agree to support publicly the Merger and to vote to approve the Merger at any meeting of the shareholders in which the Merger is considered.

   (e) Shareholder Voting. Acquired Corporation shall on the date of execution of this Agreement obtain and submit to BancGroup an agreement from its directors, executive officers and affiliates substantially in the form set forth in Exhibit A.

   (f) Financial Statements and Monthly Status Reports. Acquired Corporation shall furnish to BancGroup:

      (i) As soon as practicable and in any event within 45 days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of Acquired

   Corporation for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of Acquired Corporation as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

      (ii) Promptly upon receipt thereof, copies of all audit reports submitted to Acquired Corporation by independent auditors in connection with each annual, interim or special audit of the books of Acquired Corporation made by such accountants;

      (iii) As soon a practicable, copies of all such financial statements and reports as it shall send to its stockholders and of such regular and periodic reports as Acquired Corporation may file with the SEC or any other Agency;

      (iv) With reasonable promptness, such additional financial data as BancGroup may reasonably request; and

      (v) Within 10 calendar days after the end of each month (or, if the financial statements referred to in clause (d) are not then available, as soon as possible thereafter) commencing with the next calendar month following the date of this Agreement and ending at the Effective Date, a written description of (a) any non-compliance with the terms of this Agreement, together with its then current estimate of the out-of-pocket costs and expenses incurred or reasonably accruable in connection with the transactions contemplated by this Agreement; (b) the status, as of the date of the report, of all existing or threatened litigation against any Acquired Corporation Company; (c) copies of minutes of any meeting of the board of directors of any Acquired Corporation Company and any committee thereof occurring in the month for which such report is made, including all documents presented to the directors at such meetings; and (d) monthly financial statements, including a balance sheet and income statement.

   (g) Fiduciary Duties. Prior to the Effective Date, Acquired Corporation will use its best efforts so that (i) no director or executive officer (each an "Executive") of any Acquired Corporation Company shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of any Acquired Corporation Company, (ii) all Executives, at all times, shall satisfy their fiduciary duties to Acquired Corporation and its Subsidiaries, and (iii) such Executives shall not (except as required in the course of his or her employment with any Acquired Corporation Company) communicate or divulge to, or use for the benefit of himself or herself or any other person, firm, association or corporation, without the express written consent of Acquired Corporation, any confidential information which is possessed, owned or used by or licensed by or to any Acquired Corporation Company or confidential information belonging to third parties which any Acquired Corporation Company shall be under obligation to keep secret or which may be communicated to, acquired by or learned of by the Executive in the course of or as a result of his or her employment with any Acquired Corporation Company.

   (h) Certain Practices. At the request of BancGroup, (i) Acquired Corporation shall consult with BancGroup and advise BancGroup of all of the Bank's loan requests over $500,000 that are otherwise not single-family residential loan requests and of any other loan request outside the normal course of business, and (ii) Acquired Corporation will consult with BancGroup to coordinate various business issues on a basis mutually satisfactory to Acquired Corporation and BancGroup. Acquired Corporation and the Bank shall not be required to undertake any of such activities, however, except as such activities may be in compliance with existing Law and Regulations.

                                   ARTICLE 7

                        MUTUAL COVENANTS AND AGREEMENTS

   7.1 Best Efforts; Cooperation. Subject to the terms and conditions herein provided, BancGroup Acquired Corporation and Acquired Bank each agrees to use its best efforts promptly to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise, including, without limitation, promptly making required deliveries of stockholder lists and stock transfer reports and attempting to obtain all necessary Consents and waivers and regulatory approvals, including the holding of any regular or special board meetings, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement. The officers of each Party to this Agreement shall fully cooperate with officers and employees, accountants, counsel and other representatives of the other Parties not only in fulfilling the duties hereunder of the Party of which they are officers but also in assisting, directly or through direction of employees and other persons under their supervision or control, such as stock transfer agents for the Party, the other Parties requiring information which is reasonably available from such Party.

   7.2 Press Releases. Each Party hereto agrees that, unless approved by the other Parties in advance, such Party will not make any public announcement, issue any press release or other publicity or confirm any statements by any person not a party to this Agreement concerning the transactions contemplated hereby. Notwithstanding the foregoing, each Party hereto reserves the right to make any disclosure if such Party, in its reasonable discretion, deems such disclosure required by Law. In that event, such Party shall provide to the other Party the text of such disclosure sufficiently in advance to enable the other Party to have a reasonable opportunity to comment thereon.

   7.3 Mutual Disclosure. Each Party hereto agrees to promptly furnish to each other Party hereto its public disclosures and filings not precluded from disclosure by Law including but not limited to call reports, Form 8-K, Form 10-Q and Form 10-K filings, Y-3 applications, reports on Form Y-6, quarterly or special reports to shareholders, Tax returns, Form S-8 registration statements and similar documents.

   7.4 Access to Properties and Records. Each Party hereto shall afford the officers and authorized representatives of the other Party full access to the Assets, books and records of such Party in order that such other Parties may have full opportunity to make such investigation as they shall desire of the affairs of such Party and shall furnish to such Parties such additional financial and operating data and other information as to its businesses and Assets as shall be from time to time reasonably requested. All such information that may be obtained by any such Party will be held in confidence by such party, will not be disclosed by such Party or any of its representatives except in accordance with this Agreement, and will not be used by such Party for any purpose other than the accomplishment of the Merger as provided herein.

   7.5 Notice of Adverse Changes. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

                                   ARTICLE 8

                   CONDITIONS TO OBLIGATIONS OF ALL PARTIES

   The obligations of BancGroup and Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction, in the sole discretion of the Party relying upon such conditions, on or before the Effective Date of all the following conditions, except as such Parties may waive such conditions in writing:

   8.1 Approval by Shareholders. At the Shareholders Meeting, this Agreement and the matters contemplated by this Agreement shall have been duly approved by the vote of the holders of not less than the requisite number of the issued and outstanding voting securities of Acquired Corporation as is required by applicable Law and Acquired Corporation's and Acquired Bank's articles of incorporation and bylaws.

   8.2 Regulatory Authority Approval. (a) Orders, Consents and approvals, in form and substance reasonably satisfactory to BancGroup and Acquired Corporation, shall have been entered by the Board of Governors of the Federal Reserve System and other appropriate bank regulatory Agencies (i) granting the authority necessary for the consummation of the transactions contemplated by this Agreement, including the merger of the Bank with Colonial Bank as contemplated pursuant to section 2.8 hereof, if BancGroup, in its sole discretion, decides to merge the Bank with Colonial Bank and (ii) satisfying all other requirements prescribed by Law. No Order, Consent or approval so obtained which is necessary to consummate the transactions as contemplated hereby shall be conditioned or restricted in a manner which in the reasonable good faith judgment of the Board of Directors of BancGroup would so materially adversely impact the economic benefits of the transaction as contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

   (b) Each Party shall have obtained any and all other Consents required for consummation of the Merger (other than those referred to in Section 8.2(a) of this Agreement) for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of BancGroup would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

   8.3 Litigation. There shall be no pending or threatened Litigation in any court or any pending or threatened proceeding by any governmental commission, board or Agency, with a view to seeking or in which it is sought to restrain or prohibit consummation of the transactions contemplated by this Agreement or in which it is sought to obtain divestiture, rescission or damages in connection with the transactions contemplated by this Agreement and no investigation by any Agency shall be pending or threatened which might result in any such suit, action or other proceeding.

   8.4 Registration Statement. The Registration Statement shall be effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect; no proceedings for such purpose, or under the proxy rules of the SEC or any bank regulatory authority pursuant to the 1934 Act, with respect to the transactions contemplated hereby, shall be pending before or threatened by the SEC or any bank regulatory authority; and all approvals or authorizations for the offer of BancGroup Common Stock shall have been received or obtained pursuant to any applicable state securities Laws, and no stop order or proceeding with respect to the transactions contemplated hereby shall be pending or threatened under any such state Law.

   8.5 Tax Opinion. An opinion of PricewaterhouseCoopers LLP, shall have been received in form and substance reasonably satisfactory to the Acquired Corporation and BancGroup to the effect that (i) the Merger will constitute a "reorganization" within the meaning of section 368 of the Code; (ii) no gain or loss will be recognized by BancGroup or Acquired Corporation; (iii) no gain or loss will be recognized by the shareholders of Acquired Corporation who receive shares of BancGroup Common Stock except to the extent of any taxable "boot" received by such persons from BancGroup, and except to the extent of any dividends received from Acquired Corporation prior to the Effective Date; (iv) the basis of the BancGroup Common Stock received in the Merger will be equal to the sum of the basis of the shares of Acquired Corporation common stock exchanged in the Merger and the amount of gain, if any, which was recognized by the exchanging Acquired Corporation shareholder, including any portion treated as a dividend, less the value of taxable boot, if any, received by such shareholder in the Merger; (v) the holding period of the BancGroup Common Stock will include the holding period of the shares of Acquired Corporation common stock exchanged therefor if such shares of Acquired Corporation common stock were capital assets in the hands of the exchanging Acquired Corporation shareholder; and (vi) cash received by an Acquired Corporation shareholder in lieu of a fractional share interest of BancGroup Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of BancGroup Common Stock which he or she would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the Acquired Corporation common stock was a capital asset in his or her hands as of the Effective Date).

                                   ARTICLE 9

               CONDITIONS TO OBLIGATIONS OF ACQUIRED CORPORATION

   The obligations of Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all the following conditions except as Acquired Corporation may waive such conditions in writing:

   9.1 Representations, Warranties and Covenants. Notwithstanding any investigation made by or on behalf of Acquired Corporation, all representations and warranties of BancGroup contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of such Effective Date, and BancGroup shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

   9.2 Adverse Changes. There shall have been no changes after the date of the most recent balance sheet provided under section 4.3(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition or affairs of BancGroup which in their total effect constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws governing the business of BancGroup which would impair the rights of Acquired Corporation or its shareholders pursuant to this Agreement.

   9.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, Acquired Corporation shall have received a certificate from the President or an Executive Vice President and from the Secretary or Assistant Secretary of BancGroup dated as of the Closing certifying that:

   (a) the Board of Directors of BancGroup has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

   (b) each person executing this Agreement on behalf of BancGroup is an officer of BancGroup holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

   (c) the certificate of incorporation and bylaws of BancGroup referenced in section 4.4 hereof remain in full force and effect;

   (d) such persons have no knowledge of a basis for any material claim, in any court or before any Agency or arbitration or otherwise against, by or affecting BancGroup or the business, prospects, condition (financial or otherwise), or Assets of BancGroup which would prevent the performance of this Agreement or the transactions contemplated by this Agreement or declare the same unlawful or cause the rescission thereof;

   (e) to such persons' knowledge, the Proxy Statement delivered to Acquired Corporation's shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need not express a statement as to information concerning or provided by Acquired Corporation for inclusion in such Proxy Statement); and

   (f) each of the representations and warranties of BancGroup made in Article 4 of the Agreement (other than any of such representations and warranties which speak as of a date prior to the date hereof) are true in all material respects as of the date hereof, and the conditions set forth in this Article 9 of the Agreement insofar as they relate to BancGroup have been satisfied.

   9.4 Opinion of Counsel. Acquired Corporation shall have received an opinion of Miller, Hamilton, Snider & Odom, L.L.C., counsel to BancGroup, dated as of the Closing, substantially in the form set forth in Exhibit B hereto.

   9.5 NYSE Listing. The shares of BancGroup Common Stock to be issued under this Agreement shall have been approved for listing on the NYSE.

   9.6 Other Matters. There shall have been furnished to such counsel for Acquired Corporation certified copies of such corporate records of BancGroup and copies of such other documents as such counsel may reasonably have requested for such purpose.

   9.7 Material Events. There shall have been no determination by the board of directors of Acquired Corporation that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or a general suspension of trading on the NYSE or any other exchange on which BancGroup Common Stock may be traded.

   9.8 Fairness Opinion. Acquired Corporation shall have received from Lehman Brothers Inc., within five business days prior to the mailing of the Proxy Statement, a letter setting forth its opinion that the Merger Consideration to be received by the shareholders of Acquired Corporation under the terms of this Agreement is fair to them from a financial point of view, and such opinion shall not have been withdrawn as of the Effective Date.

                                  ARTICLE 10

                    CONDITIONS TO OBLIGATIONS OF BANCGROUP

   The obligations of BancGroup to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all of the following conditions except as BancGroup may waive such conditions in writing:

   10.1 Representations, Warranties and Covenants. Notwithstanding any investigation made by or on behalf of BancGroup, all representations and warranties of Acquired Corporation contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of the Effective Date, and Acquired Corporation shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

   10.2 Adverse Changes. There shall have been no changes after the date of the most recent balance sheet provided under section 5.4(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition, or affairs of Acquired Corporation which constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws governing the business of Acquired Corporation which would impair BancGroup's rights pursuant to this Agreement.

   10.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, BancGroup shall have received a certificate from Acquired Corporation executed by the President or Vice President and from the Secretary or Assistant Secretary of Acquired Corporation dated as of the Closing certifying that:

   (a) the Board of Directors of Acquired Corporation has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

   (b) the shareholders of Acquired Corporation have duly adopted resolutions approving the substantive terms of the Merger and the transactions contemplated thereby and such resolutions have not been amended or modified and remain in full force and effect;

   (c) each person executing this Agreement on behalf of Acquired Corporation is an officer of Acquired Corporation holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

   (d) the articles of incorporation and bylaws of Acquired Corporation and the Bank referenced in section 5.8 hereof remain in full force and effect and have not been amended or modified since the date hereof;

   (e) to such persons' knowledge, the Proxy Statement delivered to Acquired Corporation's shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or corporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need only express a statement as to information concerning or provided by Acquired Corporation for inclusion in such Proxy Statement); and

   (f) each of the representations and warranties of Acquired Corporation and Acquired Bank made in Articles 5 of the Agreement (other than any of such representations and warranties which speak as of a date prior to the date hereof) are true in all material respects as of the date hereof, and the conditions set forth in this Article 10 of the Agreement insofar as they relate to Acquired Corporation and Acquired Bank have been satisfied.

   10.4 Opinion of Counsel. BancGroup shall have received an opinion of counsel to Acquired Corporation, dated as of the Closing, substantially as set forth in Exhibit C hereto.

   10.5 Controlling Shareholders. Each shareholder of Acquired Corporation who may be an "affiliate" of Acquired Corporation, within the meaning of Rule 145 of the general rules and regulations under the 1933 Act shall have executed and delivered an agreement satisfactory to BancGroup to the effect that such person shall not make a "distribution" (within the meaning of Rule 145) of the Common Stock which he receives upon the Effective Date and that such Common Stock will be held subject to all applicable provisions of the 1933 Act and the rules and regulations of the SEC thereunder. Acquired Corporation recognizes and acknowledges that BancGroup Common Stock issued to such persons may bear a legend evidencing the agreement described above.

   10.6 Other Matters. There shall have been furnished to counsel for BancGroup certified copies of such corporate records of Acquired Corporation and copies of such other documents as such counsel may reasonably have requested for such purpose.

   10.7 Dissenters. The number of shares as to which shareholders of Acquired Corporation have exercised dissenters rights of appraisal under section 3.6 does not exceed 10% of the outstanding shares of common stock of Acquired Corporation.

   10.8 Material Events. There shall have been no determination by the board of directors of BancGroup that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or general suspension of trading on the NYSE or any exchange on which BancGroup Common Stock may be traded.

   10.9 Employment and Non-Compete Agreements.  The employees listed on
Schedule 10.9 will, as of the date of this Agreement execute employment and or non-compete agreements in form and substance reasonably acceptable to BancGroup and shall not have given notice to Acquired Corporation or BancGroup of such employee's intention not to fulfill such agreement on or before the Effective Date.

   10.10 Extraordinary Contract Buyouts. There shall be no employee, data processing or other contract buyouts, other than contracts listed on Schedule 5.27, that aggregate in excess of $75,000.

   10.11 Affiliate Agreements. BancGroup shall have received an executed agreement from each of its directors, executive officers and affiliates substantially in the form set forth in Exhibit A.

                                  ARTICLE 11

                 TERMINATION OF REPRESENTATIONS AND WARRANTIES

   All representations and warranties provided in Articles 4 and 5 of this Agreement or in any closing certificate pursuant to Articles 9 and 10 shall terminate and be extinguished at and shall not survive the Effective Date. All covenants, agreements and undertakings required by this Agreement to be performed by any Party hereto following the Effective Date shall survive such Effective Date and be binding upon such Party. If the Merger is not consummated, all representations, warranties, obligations, covenants, or agreements hereunder or in any certificate delivered hereunder relating to the transaction which is not consummated shall be deemed to be terminated or extinguished, except that the last sentence of Section 7.4, and Sections 6.2(c)(ii), 7.2, 13.3, Article 11, Article 12, Article 15, any applicable definitions of Article 14 and the Confidentiality Agreement shall survive. Items disclosed in the Exhibits and Schedules attached hereto are incorporated into this Agreement and form a part of the representations, warranties, covenants or agreements to which they relate.

                                  ARTICLE 12

                                    NOTICES

   All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so received:

   (a) If to Acquired Corporation to H. Loy Anderson, Jr., President and Chief Executive Officer, Palm Beach National Bank & Trust Company, 125 Worth Avenue, Suite 100, Palm Beach, Florida 33480 facsimile (561) 653-5595, with copies to John P. Greeley, Smith Mackinnon, P.A., Suite 800, 255 South Orange Avenue, Orlando, Florida 32801, Facsimile (407) 848-2448, or as may otherwise be specified by Acquired Corporation in writing to BancGroup.

   (b) If to BancGroup, to W. Flake Oakley, IV, One Commerce Street, Suite 803, Montgomery, Alabama, 36104, facsimile (334) 240-5069, with copies to William A. McCrary, Esquire, One Commerce Street, fifth floor, Montgomery, Alabama 36104, facsimile (334) 240-5069, and Willard H. Henson, Miller, Hamilton, Snider & Odom, L.L.C., One Commerce Street, Suite 305, Montgomery, Alabama 36104, facsimile (334) 265-4533, or as may otherwise be specified in writing by BancGroup to Acquired Corporation.

                                  ARTICLE 13

                           AMENDMENT OR TERMINATION

   13.1 Amendment. This Agreement may be amended by the mutual consent of BancGroup and Acquired Corporation before or after approval of the transactions contemplated herein by the shareholders of Acquired Corporation.

   13.2 Termination. This Agreement may be terminated at any time prior to or on the Effective Date whether before or after action thereon by the shareholders of Acquired Corporation, as follows:

   (a) by the mutual consent of the respective boards of directors of Acquired Corporation and BancGroup;

   (b) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching Party the ability to refuse to consummate the Merger under the standard set forth in section 10.1 of this Agreement in the case of BancGroup and section 9.1 of this Agreement in the case of Acquired Corporation;

   (c) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach, or if any of the conditions to the obligations of such Party contained in this Agreement in Article 9 as to Acquired Corporation or Article 10 as to BancGroup shall not have been satisfied in full; or

   (d) by the board of directors of either BancGroup or Acquired Corporation if all transactions contemplated by this Agreement shall not have been consummated on or prior to January 31, 2003, if the failure to consummate the transactions provided for in this Agreement on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this
Section 13.2(d)

   (e) without further action by either Party, upon the execution by Acquired Corporation of an agreement which is legally binding on Acquired Corporation with any third party (other than BancGroup or its Subsidiaries) with respect to an Acquisition Proposal if, in connection therewith, BancGroup will have the right to demand performance under the Stock Option Agreement in accordance with its terms.

   13.3 Damages. In the event of termination pursuant to section 13.2, this Agreement shall become void and have no effect other than as set forth in section 6.2(c)(ii) and except as provided in Article 11, and except that Acquired Corporation and BancGroup shall be liable for damages for any willful breach of a warranty, representation, covenant or other agreement contained in this Agreement.

                                  ARTICLE 14

                                  DEFINITIONS

   (a) The following terms, which are capitalized in this Agreement, shall have the meanings set forth below for the purpose of this Agreement:

Acquired Corporation........  Palm Beach National Holding Company, a Florida
                              Corporation

Acquired Corporation Company  Shall mean Acquired Corporation, the Bank, any
                              Subsidiary of Acquired Corporation or the Bank, or any person or entity acquired as a Subsidiary of Acquired Corporation or the Bank in the future and owned by Acquired Corporation or the Bank at the Effective Date.

Acquired Corporation Options  Options respecting the issuance of a maximum of
                              460,050 shares of Acquired Corporation common stock pursuant to Acquired Corporation's stock option plans.

Acquired Corporation Stock..  Shares of common stock, par value $ .01 per share, of Acquired Corporation.

Acquisition Proposal........  Shall mean, with respect to a Party, any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

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

Agencies....................  Shall mean, collectively, the Federal Trade
                              Commission, the United States Department of
                              Justice, the Board of the Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, HUD, the VA, the FHA, the GNMA, the FNMA, the FHLMC, the NYSE, and the SEC.

Agreement...................  Shall mean this Agreement and Plan of Merger and the Exhibits and Schedules delivered pursuant hereto and incorporated herein by reference.

Assets......................  Of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

BancGroup...................  The Colonial BancGroup, Inc., a Delaware
                              corporation with its principal offices in Montgomery, Alabama.

Bank........................  Palm Beach National Bank & Trust Company, a
                              national bank.

Closing.....................  The submission of the certificates of officers, legal opinions and other actions required to be taken in order to consummate the Merger in accordance with this Agreement.

Code........................  The Internal Revenue Code of 1986, as amended.

Common Stock................  BancGroup's Common Stock authorized and defined in the restated certificate of incorporation of BancGroup, as amended.

Confidentiality Agreement...  Confidentiality Agreement executed by BancGroup and Acquired Corporation on or around April 1, 2002.

Consent.....................  Any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

Contract....................  Any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

Default.....................  Shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit.

DGCL........................  The Delaware General Corporation Law.

Effective Date..............  Means the date and time at which the Merger becomes effective as defined in section 2.7 hereof.

Environmental Laws..........  Means the laws, regulations and governmental requirements referred to in section 5.23 hereof.

ERISA.......................  The Employee Retirement Income Security Act of
                              1974, as amended.

Exchange Ratio..............  The appropriate ratio calculated in the manner set forth in Section 3.1(a).

Exhibits....................  Athrough C, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

FBCA........................  The Florida Business Corporation Act

GAAP........................  Means generally accepted accounting principles applicable to banks and bank holding companies consistently applied during the periods involved.

Knowledge...................  Means the actual knowledge (or the knowledge that should have been obtained) after due
                              investigation and inquiry of the Chairman, President, Chief Financial Officer, Chief Operating Officer, Senior Counsel or any Senior or Executive Vice President of BancGroup, in the case of knowledge of BancGroup. In the case of Acquired Corporation it means the actual knowledge (or the knowledge that should have been obtained) after due investigation and inquiry by the Chairman, President, Chief Financial Officer, Chief Credit Officer, or any other Executive Officer of Acquired Corporation or the Bank, in the case of knowledge of Acquired Corporation.

Law.........................  Any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including, without limitation, those promulgated, interpreted or enforced by any Agency.

Liability...................  Any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including, without limitation, costs of investigation, collection and defense), deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

Lien........................  Any conditional sale agreement, default of title, easement, encroachment, encumbrance,
                              hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, (iii) Liens in the form of easements and restrictive covenants on real property which do not materially adversely affect the use of such property by the current owner thereof, and
                              (iv) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

Litigation..................  Any action, arbitration, complaint, criminal prosecution, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities, relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement. relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement.

Loan Property...............  Any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

Loss........................  Any and all direct or indirect payments, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, losses, diminution in the value of Assets, damages, punitive, exemplary or consequential damages (including, but not limited to, lost income and profits and interruptions of business), liabilities, costs, expenses (including without limitation, reasonable attorneys' fees and expenses, and consultant's fees and other costs of defense or investigation), and interest on any amount payable to a third party as a result of the foregoing.

Market Value................  Shall represent the per share market value of the
                              BancGroup Common Stock at the Effective Date and shall be determined by calculating the average of the closing prices of the Common Stock of BancGroup as reported by the NYSE on each of the ten (10) consecutive trading days ending on the trading day five trading days immediately preceding (and not including) the Effective Date.

Material....................  For purposes of this Agreement shall be determined in light of the facts and
                              circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

Material Adverse Effect.....  On a Party shall mean an event, change or occurrence which has a material adverse impact on
                              (i) the financial position, Assets, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "material adverse effect" shall not be deemed to include the impact of (w) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (x) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, (y) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, and (z) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

Merger......................  The merger of Acquired Corporation with BancGroup as contemplated in this Agreement.

Merger Consideration........  The distribution of BancGroup Common Stock for each share of Acquired Corporation Stock (and cash for fractional shares) as provided in section 3.1(a) hereof.

NetIncome...................  Net income in accordance with GAAP.

NYSE........................  The New York Stock Exchange.

Order.......................  Any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Agency.

Party.......................  Shall mean Acquired Corporation or BancGroup, and
                              "Parties" shall mean both Acquired Corporation and BancGroup.

Permit......................  Any federal, state, local, and foreign governmental appro-val, authorization,
                              certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

Person......................  A natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

Proxy Statement.............  The proxy statement used by Acquired Corporation to solicit the approval of its stockholders of the transactions contemplated by this

                              Agreement, which shall include the prospectus of BancGroup relating to the issuance of the BancGroup Common Stock to the shareholders of Acquired Corporation.

Registration Statement......  The registration statement on Form S-4, or such other appropriate form, to be filed with the SEC by BancGroup, and which has been agreed to by Acquired Corporation, to register the shares of BancGroup Common Stock offered to stockholders of the Acquired Corporation pursuant to his Agreement, including the Proxy Statement.

Resulting Corporation.......  BancGroup, as the surviving corporation resulting from the Merger.

SEC.........................  United States Securities and Exchange Commission.

Shareholders Meeting........  The special meeting of shareholders of Acquired
                              Corporation called to approve the transactions contemplated by this Agreement.
Stock Option Agreement......  The agreement dated as of the date hereof between
                              BancGroup and Acquired Corporation granting to BancGroup the right to acquire up to 19.9% of Acquired Corporation common stock.

Subsidiaries................  Shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity. As to BancGroup, the definition of Subsidiary shall not include Goldleaf Technologies, Inc., of which BancGroup owns a 57.67% interest, Pro Image, Inc. of which BancGroup owns 33%, or Magnolia Plaza, of which BancGroup owns a 33% interest.

Tax or Taxes................  Means any federal, state, county, local, foreign, and other taxes, assessments, charges, fares, and impositions, including interest and penalties thereon or with respect thereto.

1933 Act....................  The Securities Act of 1933, as amended.

1934 Act....................  The Securities Exchange Act of 1934, as amended.

                                  ARTICLE 15

                                 MISCELLANEOUS

   15.1 Expenses. (a) Except as otherwise provided in this Section 15.1, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that BancGroup shall bear and pay the filing fees payable in connection with the Registration Statement and printing costs incurred in connection with the printing of the Registration Statement.

   (b) Nothing contained in this Section 15.1 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

   15.2 Benefit and Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

   15.3 Governing Law. Except to the extent the Laws of the State of Delaware and the State of Florida apply to the Merger, this Agreement shall be governed by, and construed in accordance with the Laws of the State of Alabama without regard to any conflict of Laws.

   15.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each Party thereto.

   15.5 Headings. The headings of the various articles and sections of this Agreement are for convenience of reference only and shall not be deemed a part of this Agreement or considered in construing the provisions thereof.

   15.6 Severability. Any term or provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining terms and provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction, and if any term or provision of this Agreement is held by any court of competent jurisdiction to be void, voidable, invalid or unenforceable in any given circumstance or situation, then all other terms and provisions, being severable, shall remain in full force and effect in such circumstance or situation and the term or provision shall remain valid and in effect in any other circumstances or situation except if such omitted term or provision would so materially adversely impact the economic benefits of the transaction to a Party as contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

   15.7 Construction. Use of the masculine pronoun herein shall be deemed to refer to the feminine and neuter genders and the use of singular references shall be deemed to include the plural and vice versa, as appropriate. No inference in favor of or against any Party shall be drawn from the fact that such Party or such Party's counsel has drafted any portion of this Agreement.

   15.8 Return of Information. In the event of termination of this Agreement prior to the Effective Date, each Party shall return to the other, without retaining copies thereof, all confidential or non-public documents, work papers and other materials obtained from the other Party in connection with the transactions contemplated in this Agreement and shall keep such information confidential, not disclose such information to any other person or entity, and not use such information in connection with its business.

   15.9 Equitable Remedies. The parties hereto agree that, in the event of a breach of this Agreement by either Party, the other Party may be without an adequate remedy at law owing to the unique nature of the contemplated transactions. In recognition thereof, in addition to (and not in lieu of) any remedies at law that may be available to the non-breaching Party, the non-breaching Party shall be entitled to obtain equitable relief, including the remedies of specific performance and injunction, in the event of a breach of this Agreement by the other Party, and no attempt on the part of the non-breaching Party to obtain such equitable relief shall be deemed to constitute an election of remedies by the non-breaching Party that would preclude the non-breaching Party from obtaining any remedies at law to which it would otherwise be entitled.

   15.10 Attorneys' Fees. If any Party hereto shall bring an action at law or in equity to enforce its rights under this Agreement (including an action based upon a misrepresentation or the breach of any warranty, covenant, agreement or obligation contained herein), the prevailing Party in such action shall be entitled to recover from the other Party its costs and expenses incurred in connection with such action (including fees, disbursements and expenses of attorneys and costs of investigation).

   15.11 No Waiver. No failure, delay or omission of or by any Party in exercising any right, power or remedy upon any breach or Default of any other Party shall impair any such rights, powers or remedies of the Party not in breach or Default, nor shall it be construed to be a wavier of any such right, power or remedy, or an acquiescence in any similar breach or Default; nor shall any waiver of any single breach or Default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any provisions of this Agreement must be in writing and be executed by the Parties to this Agreement and shall be effective only to the extent specifically set forth in such writing.

   15.12 Remedies Cumulative. All remedies provided in this Agreement, by law or otherwise, shall be cumulative and not alternative.

   15.13 Entire Contract. This Agreement, the Stock Option and the Confidentiality Agreement and the documents and instruments referred to herein constitute the entire contract between the parties to this Agreement and supersede all other understandings with respect to the subject matter of this Agreement.

   IN WITNESS WHEREOF, Acquired Corporation and BancGroup have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.


ATTEST:                               PALM BEACH NATIONAL HOLDING COMPANY

/s/  H. LOY ANDERSON, JR.             /s/  GEORGE C. SLATON
----------------------------------    -----------------------------------
By: H. Loy Anderson, Jr.              By: George C. Slaton
ITS: President and CEO                ITS: Chairman of the Board

(CORPORATE SEAL)


ATTEST:                               THE COLONIAL BANCGROUP, INC.

/s/  WILLIAM A. MCCRARY               /s/  W. FLAKE OAKLEY
----------------------------------    ----------------------------------
By: William A. McCrary                By: W. Flake Oakley
ITS: Assistant Secretary              ITS: Executive Vice President,
                                           Chief Financial Officer and
                                      Secretary

(CORPORATE SEAL)

                                                                     APPENDIX B

                            STOCK OPTION AGREEMENT

   STOCK OPTION AGREEMENT, dated as of May 28, 2002 (the "Agreement"), by and between Palm Beach National Holding Company, a Florida corporation ("Issuer"), and The Colonial BancGroup, Inc., a Delaware corporation ("Grantee").

   WHEREAS, Grantee and Issuer have entered into an Agreement and Plan of Merger dated as of May 28, 2002 (the "Merger Agreement"), providing for, among other things, the merger of Issuer with and into Grantee, with Grantee as the surviving corporation; and

   WHEREAS, as a condition and inducement to Grantee's execution of the Merger Agreement, Grantee has required that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below);

   NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, Issuer and Grantee agree as follows:

   1. Defined Terms. Capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

   2. Grant of Option. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase from time to time up to 338,353 shares (as adjusted as set forth herein) (the "Option Shares"), of Common Stock, par value $0.01 per share ("Issuer Common Stock"), of Issuer at a purchase price per Option Share (the "Purchase Price") equal to $50.00; provided, however, that in no event shall the number of shares for which this option is exercisable exceed 19.9% of the outstanding shares of Issuer Common Stock.

   3. Exercise of Option.

   (a) Provided that (i) Grantee shall not be in material breach of the agreements or covenants contained in this Agreement or the Merger Agreement, and (ii) no preliminary or permanent injunction or other order against the delivery of shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect, Grantee may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of a Purchase Event (as defined below); provided that the Option shall terminate and be of no further force or effect upon the earliest to occur of (A) the Effective Date, or (B) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event, (C) termination of the Merger Agreement in accordance with the terms thereof after the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Merger Agreement by Grantee due to a material breach by Issuer in accordance with Section 13.2(b) of the Merger Agreement or a termination due to the failure to fulfill conditions set forth in Sections 8.1, 10.1, 10.3, 10.4, 10.5, 10.6, 10.7, 10.9
or 10.10 of the Merger Agreement), or (D) twenty-four months after termination of the Merger Agreement following the occurrence of a Purchase Event or a Preliminary Purchase Event, provided that the termination of the Merger Agreement was due to one of the reasons listed in the parenthetical of Clause
(C) above; and provided further, that any purchase of shares upon exercise of the Option shall be subject to compliance with applicable law including, without limitation, the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The rights set forth in Section 8 shall terminate when the right to exercise the Option terminates (other than as a result of a complete exercise of the Option) as set forth herein.

   (b) As used herein, a "Purchase Event" means any of the following events:

      (i) Without Grantee's prior written consent, Issuer shall have authorized, recommended, publicly proposed, or publicly announced an intention to authorize, recommend, or propose, or shall have entered into any agreement with any person (other than Grantee or any subsidiary of Grantee) to effect an Acquisition Transaction (as defined below). As used herein, the term Acquisition Transaction shall mean (A) a merger, consolidation, or other business combination involving Issuer, (B) the disposition, by sale, lease, exchange, or otherwise, of assets of Issuer or any of its subsidiaries representing in either case all or substantially all of the consolidated assets of Issuer, or (C) the issuance, sale, or other disposition of (including by way of merger, consolidation, share exchange, or any similar transaction) securities representing 25% or more of the voting power of Issuer; or

      (ii) After the date of this Agreement, any person (other than Grantee or any subsidiary of Grantee) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "1934 Act")) of or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the 1934 Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the then outstanding shares of Issuer Common Stock.

   (c) As used herein, a "Preliminary Purchase Event" means any of the following events:

      (i) any person (other than Grantee or any subsidiary of Grantee) shall have commenced (as such term is defined in Rule 14d-2 under the 1934 Act), or shall have filed a registration statement under the 1933 Act with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 25% or more of the then outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively); or

      (ii) (1) the holders of Issuer Common Stock shall not have approved the Merger Agreement at the meeting of such stockholders held for the purpose of voting on the Merger Agreement, (2) such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement, (3) the Issuer's Board of Directors or any person representing such Board shall have commenced negotiations with any person other than Grantee regarding an Acquisition Transaction, or (4) Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to Grantee the recommendation of Issuer's Board of Directors with respect to the Merger Agreement, in each case after it shall have been publicly announced (or otherwise disclosed to the Issuer prior to such public announcement) that any person (other than Grantee or any subsidiary of Grantee) shall have (A) made, or disclosed to Issuer an intention to make, a proposal to engage in an Acquisition Transaction, (B) commenced a Tender Offer or filed a registration statement under the 1933 Act with respect to an Exchange Offer, or (C) filed an application (or given a notice), whether in draft or final form, under the BHC Act, the Bank Merger Act, or the Change in Bank Control Act of 1978, or other appropriate banking agency, for approval to engage in an Acquisition Transaction.

As used in this Agreement, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the 1934 Act.

   (d) In the event Grantee wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 15 business days from the Notice Date for the closing (the "Closing") of such purchase (the "Closing Date"). If prior notification to or approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") or any other regulatory authority is required in connection with such purchase, Issuer shall cooperate with Grantee in the filing of the required notice or application for approval and the obtaining of such approval and the Closing shall occur immediately following such regulatory approvals (and any mandatory waiting periods).

   4. Payment and Delivery of Certificates.

   (a) On each Closing Date, Grantee shall (i) pay to Issuer, in immediately available funds by wire transfer to a bank account designated by Issuer, an amount equal to the Purchase Price multiplied by the number of Option

Shares to be purchased on such Closing Date, and (ii) present and surrender this Agreement to the Issuer at the address of the Issuer specified in Section 11(f) hereof.

   (b) At each Closing, simultaneously with the delivery of immediately available funds and surrender of this Agreement as provided in Section 4(a),
(i) Issuer shall deliver to Grantee (A) a certificate or certificates representing the Option Shares to be purchased at such Closing, which Option Shares shall be free and clear of all liens, claims, charges, and encumbrances of any kind whatsoever and subject to no pre-emptive rights, and (B) if the Option is exercised in part only, an executed new agreement with the same terms as this Agreement evidencing the right to purchase the balance of the shares of Issuer Common Stock purchasable hereunder, and (ii) Grantee shall deliver to Issuer a letter agreeing that Grantee shall not offer to sell or otherwise dispose of such Option Shares in violation of applicable federal and state law or of the provisions of this Agreement.

   (c) In addition to any other legend that is required by applicable law, certificates for the Option Shares delivered at each Closing shall be endorsed with a restrictive legend which shall read substantially as follows:

   THE STOCK REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE LAW AND THE TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF MAY 28, 2002. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A WRITTEN REQUEST THEREFOR.

It is understood and agreed that: (i) the reference to restrictions arising under the 1933 Act in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Grantee shall have delivered to Issuer a copy of a letter from the staff of the United States Securities and Exchange Commission ("SEC"), or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the 1933 Act; and (ii) the reference to restrictions pursuant to this Agreement in the above legend shall be removed by delivery of a substitute certificate without such reference if the Option Shares evidenced by such certificate containing such reference have been sold or transferred in compliance with the provisions of this Agreement under circumstances that do not require the retention of such reference.

   5. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

      (a) Issuer has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Issuer. This Agreement has been duly executed and delivered by Issuer.

      (b) Issuer has taken all necessary corporate and other action to authorize and reserve and to permit it to issue (and at all times from the date hereof until the obligation to deliver Issuer Common Stock upon the exercise of the Option terminates, will have reserved for issuance), upon exercise of the Option, the number of shares of Issuer Common Stock necessary for Grantee to exercise the Option, and Issuer will take all necessary corporate action to authorize and reserve for issuance all additional shares of Issuer Common Stock or other securities which may be issued pursuant to Section 7 upon exercise of the Option. The shares of Issuer Common Stock to be issued upon due exercise of the Option, including all additional shares of Issuer Common Stock or other securities which may be issuable pursuant to Section 7, upon issuance pursuant hereto, shall be duly and validly issued, fully paid and nonassessable, and shall be delivered free and clear of all liens, claims, charges, and encumbrances of any kind or nature whatsoever, including any statutory preemptive rights of any stockholder of Issuer.

   6. Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer that:

      (a) Grantee has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.

      (b) This Option is not being, and any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the 1933 Act.

   7. Adjustment upon Changes in Capitalization, etc.

   (a) In the event of a change in Issuer Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares, or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, subject to the limitation set forth in Section 2 hereof, and proper provision shall be made in the agreements governing such transaction so that Grantee shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Grantee would have received in respect of Issuer Common stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Issuer Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 7(a) or a sale of the Issuer Common Stock for cash at its fair market value or pursuant to the exercise of stock options outstanding as of the date of this Agreement), the number of shares of Issuer Common Stock subject to the Option shall be adjusted so that, after such issuance, the shares of Issuer Common Stock subject to the Option, together with any shares of Issuer Common Stock previously issued pursuant hereto, equal 19.9% of the number of shares of Issuer Common Stock then issued and outstanding.

   (b) In the event that Issuer shall enter into an agreement: (i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger; (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then-outstanding shares of Issuer Common Stock shall be changed into or exchanged for stock or other securities of the Issuer or any other person or cash or any other property or the outstanding shares of Issuer Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or
(iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Grantee, of either (x) the Acquiring Corporation (as defined below), (y) any person that controls the Acquiring Corporation, or (z) in the case of a merger described in clause (ii), the Issuer (in each case, such person being referred to as the "Substitute Option Issuer").

   (c) The Substitute Option shall have the same terms as the Option, provided that, if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Grantee. The Substitute Option Issuer shall also enter into an agreement with the then-holder or holders of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

   (d) The Substitute Option shall be exercisable for such number of shares of the Substitute Common Stock (as hereinafter defined) as is equal to the Assigned Value (as hereinafter defined) multiplied by the number of shares of the Issuer Common Stock for which the Option was theretofore exercisable, divided by the Average

Price (as hereinafter defined). The exercise price of the Substitute Option per share of the Substitute Common Stock (the "Substitute Purchase Price") shall then be equal to the Purchase Price multiplied by a fraction in which the numerator is the number of shares of the Issuer Common Stock for which the Option was theretofore exercisable and the denominator is the number of shares for which the Substitute Option is exercisable.

   (e) The following terms have the meanings indicated:

      (i) "Acquiring Corporation" shall mean (x) the continuing or surviving corporation of a consolidation or merger with the Issuer (if other than the Issuer), (y) the Issuer in a merger in which the Issuer is the continuing or surviving person, and (z) the transferee of all or substantially all of the Issuer's assets.

      (ii) "Substitute Common Stock" shall mean the common stock issued by the Substitute Option Issuer upon exercise of the Substitute Option.

      (iii) "Assigned Value" shall mean the highest of (x) the price per share of the Issuer Common Stock at which a Tender Offer or Exchange Offer therefor has been made by any person after the date hereof (other than Grantee), (y) the price per share of the Issuer Common Stock to be paid by any person (other than the Grantee) pursuant to an agreement with the Issuer, or (z) the highest closing sales price per share of Issuer Common Stock quoted on the National Association of Securities Dealers Automated Quotation National Market System ("NASDAQ/NMS") (or if Issuer Common Stock is not quoted on the NASDAQ/NMS, the highest bid price per share on any day as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by Grantee or, if there is no such information available, the value of such shares as determined by a nationally recognized investment banking firm selected by Grantee) within the six-month period immediately preceding the Agreement; provided, however, that in the event of a sale of all or substantially all of the Issuers' assets, the Assigned Value shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of the Issuer as determined by a nationally recognized investment banking firm selected by Grantee (or by a majority in interest of the Grantees if there shall be more than one Grantee (a "Grantee Majority")), divided by the number of shares of the Issuer Common Stock outstanding at the time of such sale.

      (iv) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event-higher than the closing price of the shares of the Substitute Common Stock on the day preceding such consolidation, merger, or sale, provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the Issuer, the person merging into the Issuer or by any company which controls or is controlled by such merger person, as Grantee may elect, and provided further that if there is no such trading information available, the price of such shares shall be determined by a nationally recognized investment banking firm selected by Grantee.

   (f) In no event pursuant to any of the foregoing paragraphs shall the Substitute Option be exercisable for more than 19.9% of the aggregate of the shares of the Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the aggregate of the shares of Substitute Common Stock but for this clause (f), the Substitute Option Issuer shall make a cash payment to Grantee equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (f) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause
(f). This difference in value shall be determined by a nationally recognized investment banking firm selected by Grantee (or a Grantee Majority).

   (g) Issuer shall not enter into any transaction described in subsection (b) of this Section 7 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assumes in writing all the obligations of Issuer hereunder and takes all other actions that may be necessary so that the provisions of this Section 7 are given full force and effect (including, without limitation, any action that may be necessary so that the shares of Substitute Common Stock are in no way distinguishable from or have lesser economic value than other shares of common stock issued by the Substitute Option Issuer) (other than any diminution in value resulting from the fact that the shares of Substitute Common Stock are restricted securities as defined in Rule 144 under the 1933 Act or any successor provision).

   (h) The provisions of Sections 8, 9, and 10 shall apply, with appropriate adjustments, to any securities for which the Option becomes exercisable pursuant to this Section 7 and, as applicable, references in such sections to "Issuer," "Option," "Purchase Price," and "Issuer Common Stock" shall be deemed to be references to "Substitute Option Issuer," "Substitute Option," "Substitute Purchase Price," and "Substitute Common Stock," respectively.

   8. Repurchase at the Option of Grantee.

   (a) Subject to the last sentence of Section 3(a), at the request of Grantee at any time commencing upon the first occurrence of a Repurchase Event (as defined in Section 8(d)) and ending 30 days immediately thereafter, Issuer shall, to the extent permitted by applicable law, repurchase from Grantee the Option and all shares of Issuer Common Stock purchased by Grantee pursuant hereto with respect to which Grantee then has beneficial ownership. The date on which Grantee exercises its right under this Section 8 is referred to as the "Request Date". Such repurchase shall be at an aggregate price (the "Section 8 Repurchase Consideration") equal to the sum of:

      (i) the aggregate Purchase Price paid by Grantee for any shares of Issuer Common Stock acquired pursuant to the Option with respect to which Grantee then has beneficial ownership;

      (ii) The excess, if any, of (x) the Applicable Price (as defined below) for each share of Issuer Common Stock over (y) the Purchase Price (subject to adjustment pursuant to Section 7), multiplied by the number of shares of Issuer Common Stock with respect to which the Option has not been exercised; and

      (iii) the excess, if any, of the Applicable Price over the Purchase Price (subject to adjustment pursuant to Section 7) paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by Grantee for each share of Issuer Common Stock with respect to which the Option has been exercised and with respect to which Grantee then has beneficial ownership, multiplied by the number of such shares.

   (b) If Grantee exercises its right under this Section 8, Issuer shall, to the extent permitted by applicable law, within 10 business days after the Request Date, pay the Section 8 Repurchase Consideration to Grantee in immediately available funds, and contemporaneously with such payment Grantee shall surrender to Issuer the Option and the certificates evidencing the shares of Issuer Common Stock purchased thereunder with respect to which Grantee then has beneficial ownership, and Grantee shall warrant that it has sole record and beneficial ownership of such shares and that the same are then free and clear of all liens, claims, charges, and encumbrances of any kind whatsoever. Notwithstanding the foregoing, to the extent that prior notification to or approval of the Board of Governors of the Federal Reserve System or other regulatory authority is required in connection with the payment of all or any portion of the Section 8 Repurchase Consideration, Grantee shall have the ongoing option to revoke its request for repurchase pursuant to this Section 8, in whole or in part, or to require that Issuer deliver from time to time that portion of the Section 8 Repurchase Consideration that it is not then so prohibited from paying and promptly file the required notice or application for approval and expeditiously process the same (and each party shall cooperate with the other in the filing of any such notice or application and the obtaining of any such approval). If the Board of Governors of the Federal Reserve System or any other regulatory authority disapproves of any part of Issuer's proposed repurchase pursuant to this Section 8, Issuer shall promptly give notice of such fact to Grantee. If the Board of Governors of the Federal Reserve System or other agency prohibits the repurchase in part but not in whole, then Grantee shall have the right (i) to revoke the repurchase request, or (ii) to the extent permitted by the Board of Governors of the Federal Reserve System or other agency, determine whether the repurchase should apply to the Option and/or Option Shares and to what extent to each, and Grantee shall thereupon have the right to exercise the Option as to the number of Options Shares for which the Option was exercisable at the Request Date less the sum of the number of shares covered by the Option in respect of which payment has been made pursuant to Section 8(a)(ii) and the number of shares covered by the portion of the Option (if any) that has been repurchased. Grantee shall notify Issuer of its determination under the preceding sentence within five (5) days of receipt of notice of disapproval of the repurchase.

   Notwithstanding anything herein to the contrary, all of the Grantee's rights under this Section 8 shall terminate on the date of termination of this Option pursuant to Section 3(a).

   (c) For purposes of this Agreement, the "Applicable Price" means the highest of (i) the highest price per share of Issuer Common Stock paid for any such share by the person or groups described in Section 8(d)(i); (ii) the price per share of Issuer Common Stock received by holders of Issuer Common Stock in connection with any merger or other business combination transaction described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii); or (iii) the highest closing sales per share of Issuer Common Stock quoted on the NASDAQ/NMS (or if Issuer Common Stock is not quoted on the market or securities exchange on which such shares are traded as reported by a recognized source chosen by Grantee and reasonably acceptable to Issuer) during the 60 business days preceding the Request Date; provided, however, that in the event of a sale of less than all of Issuer's assets, the Applicable Price shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by Grantee, divided by the number of shares of the Issuer Common Stock outstanding at the time of such sale. If the consideration to be offered, paid or received pursuant to either of the foregoing clauses (i) or (ii) shall be other than in cash, the value of such consideration shall be determined in good faith by an independent nationally recognized investment banking firm selected by Grantee and reasonably acceptable to Issuer, which determination shall be conclusive for all purposes of the Agreement.

   (d) As used herein, "Repurchase Event" shall occur if (i) any person (other than Grantee or any subsidiary of Grantee) shall have acquired beneficial ownership of (as such term is defined in Rule 13d-3 promulgated under the 1934
Act), or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the 1934 Act) shall have been formed which beneficially owns or has the right the acquire beneficial ownership of, 50% or more of the then outstanding shares of Issuer Common Stock, or (ii) any of the transactions described in Section 7(b)(i), 7(b)(ii), or 7(b)(iii) shall be consummated.

   (e) In connection with the application of the provisions of this Section 8, Grantee acknowledges that Issuer's ability to fund the Section 8 Repurchase Consideration in accordance with the provisions of this Section 8 may be dependant upon the ability of Issuer to obtain the prior approval of the Board of Governors of the Federal Reserve System and applicable provisions of Florida law and that, unless there has been an agreement of the type described in
Section 7(b), Issuer's obligations under this Section 8 do not impose on the Issuer an obligation to otherwise finance the payment of the Section 8 Repurchase Consideration through the incurrence of indebtedness or the issuance of capital instruments or securities by Issuer in either case sufficient in amount to satisfy the payment of the Section 8 Repurchase Consideration. Accordingly, Issuer shall not be deemed to be in breach of this Section 8 if, after making its best efforts to obtain regulatory authorization for a capital distribution required to pay the Section 8 Repurchase Consideration, it is unable to do so.

   9. Quotation: Listing. If the Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then authorized for quotation or trading or listing on the NASDAQ/NMS or any securities exchange, Issuer, upon the request of Grantee, will promptly file an application, if required, to authorize for quotation or trading or listing shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on the NASDAQ/NMS or such other securities exchange and will use its best efforts to obtain approval, if required, of such quotation or listing as soon as practicable.

   10. Division of Option. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the Option of the Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Issuer Common Stock purchasable hereunder. The terms

"Agreement" and "Option" as used herein include any other Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction, or mutilation of this Agreement, and (in the case of loss, theft, or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of the Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

   11. Miscellaneous.

   (a) Expenses. Each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

   (b) Waiver and Amendments. Any provision of this Agreement may be waived at any time in writing by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered, or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

   (c) Entire Agreement: No Third-Party Beneficiary: Severability. This Agreement, together with the Merger Agreement and the other documents and instruments referred to herein and therein, between Grantee and Issuer (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) is not intended to confer upon any person other than the parties hereto (other than any transferee of the Option Shares or any permitted transferee of this Agreement pursuant to Section 11(h)) any rights or remedies hereunder. If any terms, provision, covenant, or restriction of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants, and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired, or invalidated. If for any reason such court or regulatory agency determines that the Option does not permit Grantee to Acquire, or does not require Issuer to repurchase, the full number of shares of Issuer Common Stock as provided in Sections 3 and 8 (as adjusted pursuant to Section 7), it is the express intention of Issuer to allow Grantee to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible without any amendment or modification hereof.

   (d) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Alabama without regard to any applicable conflicts of law rules.

   (e) Descriptive Headings. The description headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

   (f) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

   If to Issuer to:                       H. Loy Anderson, Jr.
                                          President and Chief Executive Officer
                                          Palm Beach National Bank & Trust
                                          Company
                                          125 Worth Avenue, Suite 100
                                          Palm Beach, Florida 33480
                                          facsimile (561) 653-5595
   with a copy to:                        John P. Greeley, Esq.
                                          Smith Mackinnon, P.A.
                                          Suite 800, 255 South Orange Avenue
                                          Orlando, Florida 32801
                                          Fascimile (407) 848-2448

   If to Grantee to:                      The Colonial BancGroup, Inc.
                                          P.O. Box 1108
                                          Montgomery, Alabama 36101
                                          Telecopy Number (334) 240-5069
                                          Attention:  William A. McCrary, Esq.
                                                    Senior Legal Counsel

   with a copy to:                        Miller, Hamilton, Snider & Odom,
                                          L.L.C.
                                          Suite 305
                                          One Commerce Street
                                          Montgomery, Alabama 36104
                                          Telecopy Number (334) 265-4533

                                          Attention:  Willard H. Henson, Esq.

   (g) Counterparts. This Agreement and all amendments hereto may be executed in two counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed, it being understood that both parties need not sign the same counterpart.

   (h) Assignment. Neither this Agreement nor any of the rights, interests, or obligations hereunder or under the Option shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that Grantee may assign this Agreement to a wholly owned subsidiary of Grantee. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

   (i) Further Assurances. In the event of any exercise of the Option by Grantee, Issuer and Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

   (j) Specific Performance. The parties hereto agree that this Agreement may be enforced by either party through specific performance, injunctive relief, and other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

   IN WITNESS WHEREOF, Issuer and Grantee have caused this agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first written above.

ATTEST:                                   PALM BEACH NATIONAL HOLDING COMPANY

/s/  JAMES E. ANTHONY                     /s/  H. LOY ANDERSON, JR.
_____________________________________     _____________________________________
BY:  James E. Anthony                     BY:  H. Loy Anderson, Jr.
ITS: Executive Vice President             ITS: President and
   and Chief Operating Officer               Chief Executive Officer

[CORPORATE SEAL]

ATTEST:                                   THE COLONIAL BANCGROUP, INC.

    /s/  WILLIAM A. MCCRARY                  /s/  W. FLAKE OAKLEY
By: _______________________________       By: _______________________________
   William A. McCrary                        W. Flake Oakley
   Assistant Secretary                       Chief Financial Officer

[CORPORATE SEAL]

                                                                     APPENDIX C

   607.1301 DISSENTER'S RIGHTS; DEFINITIONS.--The following definitions apply to (S)(S) 607.1302 and 607.1302 and 607.1320:

      (1) "Corporation" means the issuer of the shares held by a dissenting shareholder before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

      (2) "Fair Value," with respect to a dissenter's shares, means the value of the shares as of the close of business on the day prior to the shareholders' authorized date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

      (3) "Shareholders' authorization date" means the date on which the shareholders' vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to (S) 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder or record of the subsidiary corporation.

   607.1302 RIGHT OF SHAREHOLDERS TO DISSENT.--(1) Any shareholder has the right to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

      (a) Consummation of a plan of merger to which the corporation is a party:

          1. If the shareholder is entitled to vote on the merger, or

          2. If the corporation is a subsidiary that is merged with its parent under (S) 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of 607.1104;

      (b) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to (S) 607.1202, including a sale in dissolution but not including a sale pursuant to court order or a sale of cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

      (c) As provided in (S) 607.0902(11), the approval of a control-share acquisition;

      (d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;

      (e) Any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

          1. Altering or abolishing any preemptive rights attached to any of his shares;

          2. Altering or abolishing the voting rights pertaining to any of his shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

          3. Effecting an exchange, cancellation, or reclassification of any of his shares, when such exchange, cancellation, or reclassification would alter or abolish his voting rights or alter his percentage or equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

          4. Reducing the stated reduction price of any of his redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his shares, or making any of his shares subject to redemption when they are not otherwise redeemable;

          5. Making noncumulative, in whole or in part, dividends of any of his preferred shares which had theretofore been cumulative;

          6. Reducing the stated dividend preference to any of his preferred shares; or

          7. Reducing any stated preferential amount payable on any of his preferred shares upon voluntary or involuntary liquidation; or

      (f) Any corporate action taken, to the extent the articles of incorporation provide that a voting or nonvoting shareholder is entitled to dissent and obtain payment for his shares.

   (2) A shareholder dissenting from any amendment specified in paragraph
(1)(e) has the right to dissent only as to those of his shares which are adversely affected by the amendment.

   (3) A Shareholder may dissent as to less than all the shares registered in his name. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

   (4) Unless the articles of incorporation otherwise provide, this section does not apply with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of shares of any class or series which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon or to consent to any such action without a meeting, were either registered on a national securities exchange or designated as a national market system security on a interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders.

   (5) A shareholder entitled to dissent and obtain payment for his shares under this section may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

   607.1320 PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS.--(1)(a) If a proposed corporate section creating dissenters' rights under (S) 607.1320 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights and be accompanied by a copy of (S)(S) 607.1301, 607.1302, and 607.1320. A shareholder who wishes to assert dissenter's rights shall:

      1. Deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated, and

      2. Not vote his shares in favor of the proposed action. A proxy or vote against the proposed action does not constitute such a notice of intent to demand payment.

          (b) If proposed corporate action creating dissenters' rights under
       (S) 607.1302 is effectuated by written consent without a meeting, the corporation shall deliver a copy of (S)(S) 607.1301, 607.1302, and
       607.1320 to each shareholder simultaneously with any request for his written consent or, if such a request is not made, within 10 days after the date the corporation received written consents without a meeting from the requisite number of shareholders necessary to authorize the action.

   (2) Within 10 days after the shareholders' authorization date, the corporation shall give written notice of such authorization or consent or adoption of the plan of merger, as the case may be, to each shareholder who filed a notice of intent to demand payment for his shares pursuant to paragraph
(1)(a) or, in the case of action authorized by written consent, to each shareholder, excepting any who voted for, or consented in writing to, the proposed action.

   (3) Within 20 days after the giving of notice to him, any shareholder who elects to dissent shall file with the corporation a notice of such election, stating his name and address, the number, classes, and series of shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any shareholder filing an election to dissent shall deposit his certificates for certificated shares with the corporation simultaneously with the filing of the election to dissent. The corporation may restrict the transfer of uncertificated shares from the date the shareholder's election to dissent is filed with the corporation.

   (4) Upon filing a notice of election to dissent, the shareholder shall thereafter be entitled only to payment as provided in this section and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the shareholder at any time before an offer is made by the corporation, as provided in subsection (5), to pay for his shares. After such offer, no such notice of election may be withdrawn unless the corporation consents thereto. However, the right of such shareholder to be paid the fair value of his shares shall cease, and he shall be reinstated to have all right of such shareholder to be paid the fair value of his shares shall cease, and he shall be reinstated to have all his rights as a shareholder as of the filing of his notice of election, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceeding that may have been taken in the interim, if:

      (a) Such demand is withdrawn as provided in this section;

      (b) The proposed corporate action is abandoned or rescinded or the shareholders revoke the authority to effect such action;

      (c) No demand or petition for the determination of fair value by a court has been made or filed within the time provided in this section; or

      (d) A court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by this section.

   (5) Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after such corporate action is effected, whichever is later (but in no case later than 90 days from the shareholders' authorization date), the corporation shall make a written offer to each dissenting shareholder who has made demand as provided in this section to pay an amount the corporation estimates to be the fair value for such shares. If the corporate action has not been consummated before the expiration of the 90-day period after the shareholders' authorization date, the offer may be made conditional upon the consummation of such action. Such notice and offer shall be accompanied by:

      (a) A balance sheet of the corporation, the shares of which the dissenting shareholder holds, as of the latest available date and not more than 12 months prior to the making of such offer; and

      (b) A profit and loss statement of such corporation for the 12-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such 12-month period, for the portion thereof during which it was in existence.

   (6) If within 30 days after the making of such offer any shareholder accepts the same, payment for his shares shall be made within 90 days after the making of such offer or the consummation of the proposed action, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

   (7) If the corporation fails to make such offer within the period specific therefor in subsection (5) or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which such corporate action was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in this state where the registered office of the corporation is located requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation fails to institute the proceeding as herein provided, any dissenting shareholders (whether or not residents of this state), other than shareholders who have agreed with the corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident dissenting shareholder either by registered or certified mail and publication or in such other manner as is permitted by law. The jurisdiction of the court is plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof. The corporation shall pay each dissenting shareholder the amount found to be due him within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

   (8) The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court.

   (9) The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the corporation has made an offer to pay for the shares, if the court finds that action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the corporation offered to pay therefor or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

   (10) Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this action, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger, they may be held and disposed of as the plan of merger otherwise provides. The shares of the surviving corporation into which the shares of such dissenting shareholders would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

                                                                     APPENDIX D

                         [LEHMAN BROTHERS LETTERHEAD]

                                                                         , 2002

Board of Directors
Palm Beach National Holding Company
125 Worth Avenue, Suite 100
Palm Beach, FL 33480

Members of the Board:

   We understand that Palm Beach National Holding Company ("Palm Beach" or the "Company") has entered into a transaction (the "Transaction") with Colonial BancGroup, Inc. ("Colonial") pursuant to which Palm Beach will be merged with and into Colonial (the "Merger"), and, upon the effectiveness of the Merger, each issued and outstanding share of Palm Beach will be converted into that number of shares of the common stock of Colonial as determined by dividing $50.00 by the average of the closing sales prices of Colonial common stock as reported on the New York Stock Exchange for the ten consecutive trading days ending (and not including) the trading day five trading days prior to the closing date of the transaction (the "Closing Trading Price"); provided, however, that if such calculation yields a Closing Trading Price that is greater than $17.50, then a fixed exchange ratio shall apply whereby each issued and outstanding share of common stock of Palm Beach will be converted into the right to receive 2.8571 common stock shares of Colonial; and provided further, however, that if such calculation yields a Closing Trading Price that is less than $14.00, then a fixed exchange ratio shall apply whereby each issued and outstanding share of common stock of Palm Beach will be converted into the right to receive 3.5714 common stock shares of Colonial. The terms and conditions of the Transaction are set forth in more detail in the Agreement and Plan of Merger (the "Agreement"), dated as of May 28, 2002, by and between Palm Beach and Colonial.

   We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be received in the Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Transaction.

   In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Transaction (including with respect to governance of the combined company), (2) publicly available regulatory financial data filed by the Company annually and quarterly for the five year period ended December 31, 2001, (3) publicly available information concerning Colonial that we believe to be relevant to our analysis, including the Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, (4) financial and operating information with respect to the business, operations and prospects of the Company and Colonial furnished to us by the Company and the management of Colonial, including the amounts and timing of the cost savings and operating synergies which the management of Colonial estimates will result from a combination of the businesses of the Company and Colonial (the "Expected Synergies"); (5) the trading history of the common stock of Colonial from May 21, 2001 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (6) a comparison of the historical financial results and present financial condition of the Company and Colonial with each other and with those of other companies that we deemed relevant, (7) a comparison of the financial terms of the Transaction with the financial terms of certain other recent transactions that we deemed relevant, (8) the relative contributions of the Company and Colonial to the historical and future financial performance of the combined company on a pro forma basis, (9) the potential pro forma impact of the Merger on the future financial performance of Colonial (including Expected Synergies), (10) third party research analysts' quarterly and annual earnings estimates and recommendations for Colonial, and (11) the results of our efforts to solicit indications of interest in an acquisition of the Company. In addition, we have had discussions with the managements of the Company and Colonial concerning their respective businesses, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

   In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company and Colonial that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. With respect to the financial projections of Colonial, we have not been provided with, and did not have any access to, financial projections of Colonial prepared by management of Colonial. However, upon advice of Colonial, we have assumed that published estimates of third party research analysts are a reasonable basis upon which to evaluate the financial performance of Colonial and that Colonial will perform substantially in accordance with such estimates. In addition, upon the advice of the Company and Colonial, we have also assumed that the Expected Synergies have been prepared on a reasonable basis and that following the Transaction Colonial will perform substantially in accordance with such estimates. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Colonial and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Colonial. In addition, we are not experts in the evaluation of loan portfolios or allowances for loan and real estate owned losses and, upon advice of the Company and the management of Colonial, we have assumed that the allowances for loan and real estate owned losses provided to us by the Company and Colonial and used by us in our opinion are in the aggregate adequate to cover all such losses. Upon the advice of the Company and its legal and accounting advisors, we have assumed that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and therefore as a tax-free transaction to the stockholders of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

   Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be received by the stockholders of the Company in the Transaction is fair to such stockholders.

   We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion.

   This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Transaction.

                                          Very truly yours,

                                          LEHMAN BROTHERS

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

   Pursuant to section 145 of the Delaware General Corporation Law, as amended, and the Restated Certificate of Incorporation of the Registrant, officers, directors, employees, and agents of the Registrant are entitled to indemnification against liabilities incurred while acting in such capacities on behalf of the Registrant, including reimbursement of certain expenses. In addition, the Registrant maintains an officers and directors insurance policy pursuant to which certain officers and all directors of the Registrant are entitled to indemnification against certain liabilities, including reimbursement of certain expenses, and the Registrant has indemnity agreements ("Indemnification Agreements") with certain officers and all of its directors pursuant to which such persons may be indemnified by the Registrant against certain liabilities, including expenses.

   The Indemnification Agreements are intended to provide additional indemnification to directors and officers of BancGroup beyond the specific provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, a company may indemnify its directors and officers in circumstances other than those under which indemnification and the advance of expenses are expressly permitted by applicable statutory provisions.

   Under the Delaware General Corporation Law, a director, officer, employee or agent of a corporation (i) must be indemnified by the corporation for all expenses incurred by him (including attorneys' fees) when he is successful on the merits or otherwise in defense of any action, suit or proceeding brought by reason of the fact that he is or was a director, officer, employee or agent of the corporation, (ii) may be indemnified by the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement of any such proceeding (other than a proceeding by or in the right of the corporation) even if he is not successful on the merits if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful), and (iii) may be indemnified by the corporation for expenses (including attorneys' fees) incurred by him in the defense or settlement of a proceeding brought by or in the right of the corporation, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; provided that no indemnification may be made under the circumstances described in clause (iii) if the director, officer, employee or agent is adjudged liable to the corporation, unless a court determines that, despite the adjudication of liability but in view of all of the circumstances, he is fairly and reasonably entitled to indemnification for the expenses which the court shall deem proper. The indemnification described in clauses (ii) and
(iii) above (unless ordered by a court) may be made only as authorized in a specific case upon determination by (i) a majority of a quorum of disinterested directors, (ii) independent legal counsel in a written opinion, or (iii) the stock holders, that indemnification is proper in the circumstances because the applicable standard of conduct has been met. Expenses (including attorneys' fees) incurred by an officer or director in defending a proceeding may be advanced by the corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the advance if it is ultimately determined that he is not entitled to be indemnified by the corporation. Expenses (including attorneys' fees) incurred by other employees and agents may be advanced by the corporation upon terms and conditions deemed appropriate by the board of directors.

   The indemnification provided by the Delaware General Corporation Law has at least two limitations that are addressed by the Indemnification Agreements: (i) BancGroup is under no obligation to advance expenses to a director or officer, and (ii) except in the case of a proceeding in which a director or officer is successful on the merits or otherwise, indemnification of a director or officer is discretionary rather than mandatory.

   The Indemnification Agreements, therefore, cover any and all expenses (including attorneys' fees and all other charges paid or payable in connection therewith) incurred in connection with investigating, defending, being a witness or participating in (including an appeal), or preparing to defend, be a witness in or participate in, any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation, whether civil, criminal, administrative or otherwise, related to the fact that such director or officer is or was a director, officer, employee or agent of BancGroup or is or was serving at the request of BancGroup as a director, officer, employee, agent, partner, committee member or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, or by reason of anything done or not done by such director or officer in any such capacity.

   The Indemnification Agreements also provide for the prompt advancement of all expenses incurred in connection with any proceeding and obligate the director or officer to reimburse BancGroup for all amounts so advanced if it is subsequently determined, as provided in the Indemnification Agreements, that the director or officer is not entitled to indemnification.

   The Indemnification Agreements further provide that the director or officer is entitled to indemnification for, and advancement of, all expenses (including attorneys' fees) incurred in any proceeding seeking to collect from BancGroup an indemnity claim or advancement of expenses under the Indemnification Agreements, BancGroup's Certificate of Incorporation, or the Delaware General Corporation Law, regardless of whether the director or officer is successful in such proceeding.

   The Indemnification Agreements impose upon BancGroup the burden of proving that the director or officer is not entitled to indemnification in any particular case, and the Indemnification Agreements negate certain presumptions which might otherwise be drawn against a director or officer in certain circumstances. Further, the Indemnification Agreements provide that if BancGroup pays a director or officer pursuant to an Indemnification Agreement, BancGroup will be subrogated to such director's or officer's rights to recover from third parties.

   The Indemnification Agreements stipulate that a director's or officer's rights under such contracts are not exclusive of any other indemnity rights a director or officer may have; however, the Indemnification Agreements prevent double payment. The Indemnification Agreements require the maintenance of directors' and officers' liability insurance if such insurance can be maintained on terms, including rates, satisfactory to BancGroup.

   The benefits of the Indemnification Agreements would not be available if (i) the action with respect to which indemnification is sought was initiated or brought voluntarily by the officer or director (other than an action to enforce the right to indemnification under the Indemnification Agreements); (ii) the officer or director is paid for such expense or liability under an insurance policy; (iii) the proceeding is for an accounting of profits pursuant to
Section 16(b) of the Securities Exchange Act of 1934, as amended; (iv) the conduct of the officer or director is adjudged as constituting an unlawful personal benefit, or active or deliberate dishonesty or willful fraud or illegality; or (v) a court determines that indemnification or advancement of expenses is unlawful under the circumstances.

   The Indemnification Agreements would provide indemnification for liabilities arising under the Securities Act of 1933, as amended. BancGroup has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

Item 21.  Exhibits.

      The following is a list of exhibits that are included in Part II of the Registration Statement. Such exhibits are separately indexed elsewhere in the Registration Statement.

                                                    Description
                                                    -----------
2.1  Agreement and Plan of Merger between The Colonial BancGroup, Inc. and Palm Beach National Holding
     Company, dated as of May 28, 2002, included in the Prospectus portion of this registration statement at
     Appendix A and incorporated herein by reference.

2.2  Stock Option Agreement between The Colonial BancGroup, Inc. and Palm Beach National Holding
     Company, dated as of May 28, 2002, included in the Prospectus portion of this registration statement at
     Appendix B and incorporated herein by reference.

4.1  Article 4 of the Restated Certificate of Incorporation of the Registrant filed as Exhibit 4.1 to the
     Registrant's Current Report on Form 8-K, dated February 21, 1995, including the amendment to Article 4 noted at Exhibit 4(B) above, and incorporated herein by reference.

4.2  Amendment to Article 4 of Registrant's Restated Certificate of Incorporation, dated May 15, 1998, filed as
     Exhibit 4.2 to the Registrant's Registration Statement on Form S-4 (File No. 333-56241), effective
     June 22, 1998, and incorporated herein by reference

4.3  Article II of the Bylaws of the Registrant filed as Exhibit 4.2 to the Registrant's Current Report on
     Form 8-K, dated February 21, 1995, and incorporated herein by reference.

4.4  Restated Dividend Reinvestment Plan of the Registrant dated April 18, 2001, Amendment No. 1 thereto dated as of June 10, 1986, filed as Exhibit 4(C) to the Registrant's Registration Statement on Form S-4
     (File No. 33-07015), effective July 15, 1986, and Amendment No. 2 thereto filed as a Post-Effective
     Amendment to Form S-3 (File No. 33-62071) on June 18, 2001, and incorporated herein by reference.

4.5  Trust Indenture dated as of March 25, 1986, included as Exhibit 4 to the Registrant's Amendment No. 1 to
     Registration Statement on Form S-2, file number 33-4004, effective March 25, 1986, and incorporated herein by reference.

4.6  All other instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries--not filed pursuant to clause 4(iii) of Item 601(b) of Regulation S-K to be furnished upon request of the Commission.

5    Opinion of Miller, Hamilton, Snider & Odom, L.L.C. as to certain Delaware law issues of the securities being registered.

8    Tax Opinion of PricewaterhouseCoopers LLP.

12   Statements Regarding Computation of Earnings to Fixed Charges, filed as Exhibit 12 to the Registrant's
     Registration Statement on Form S-3 (File Nos. 333-83390 and 333-83390-01), effective March 11, 2002, and incorporated herein by reference.

23.1 Consent of PricewaterhouseCoopers LLP.

23.2 Consent of PricewaterhouseCoopers LLP.

23.3 Consent of Miller, Hamilton, Snider & Odom, L.L.C.

23.4 Consent of Lehman Brothers Inc.

24   Power of Attorney.

99.1 Form of Proxy of Palm Beach National Holding Company

Item 22.  Undertakings.

(a) The undersigned hereby undertakes as follows as required by Item 512 of Regulation S-K:

      (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

      (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately above, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to such securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(c) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

(d) The undersigned Registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(e) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montgomery, Alabama, on the 9th day of July, 2002.

                                              THE COLONIAL BANCGROUP, INC.

                                              By:     /s/  ROBERT E. LOWDER
                                                  -----------------------------
                                                        Robert E. Lowder
                                                  Its Chairman of the Board of
                                                           Directors,
                                                   Chief Executive Officer and
                                                            President

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

       Signatures                                 Title              Date
       ----------                                 -----              ----

           /s/  ROBERT E. LOWDER      Chairman of the Board of        **
       ----------------------------   Directors, Chief Executive
             Robert E. Lowder         Officer and President (Chief
                                      Executive Officer)

           /s/  W. FLAKE OAKLEY       Chief Financial Officer,        **
       ----------------------------   Executive Vice President and
              W. Flake Oakley         Secretary (Principal
                                      Financial Officer)

           /s/  SHEILA P. MOODY       Chief Accounting Officer and    **
       ----------------------------   Senior Vice President
              Sheila P. Moody         (Principal Accounting Officer)

                     *                Director                        **
       ----------------------------
             Lewis E. Beville

                     *                Director                        **
       ----------------------------
              William Britton

                     *                Director                        **
       ----------------------------
             Jerry J. Chesser

                     *                Director                        **
       ----------------------------
         Augustus K. Clements, III

                     *                Director                        **
       ----------------------------
              Robert C. Craft

                     *                Director                        **
       ----------------------------
              Patrick F. Dye

                     *                Director
       ----------------------------
           Clinton O. Holdbrooks

                     *                Director                        **
       ----------------------------
              Harold D. King

                     *                Director                        **
       ----------------------------
             John Ed Mathison

       ----------------------------   Director
            Milton E. McGregor

       ----------------------------   Director
          John C. H. Miller, Jr.

              *                Director                       **
-----------------------------
       Joe D. Mussafer

              *                Director                       **
-----------------------------
   William E. Powell, III

              *                Director                       **
-----------------------------
        James W. Rane

              *                Director                       **
-----------------------------
      Frances E. Roper

              *                Director                       **
-----------------------------
       Simuel Sippial

              *                Director                       **
-----------------------------
       Edward V. Welch

* The undersigned, acting pursuant to a power of attorney, has signed this Registration Statement on Form S-4 for and on behalf of the persons indicated above as such persons' true and lawful attorney-in-fact and in their names, places and stead, in the capacities indicated above and on the date indicated below.


  /s/  W. FLAKE OAKLEY
  -------------------------
  W. Flake Oakley
  Attorney-in-Fact

** Dated:  July 9, 2002

                                 EXHIBIT INDEX

Exhibit
-------
 2.1    Agreement and Plan of Merger between The Colonial BancGroup, Inc. and Palm Beach National
        Holding Company, dated as of May 28, 2002, included in the Prospectus portion of this registration statement at Appendix A and incorporated herein by reference.

 2.2    Stock Option Agreement between The Colonial BancGroup, Inc. and Palm Beach National Holding
        Company, dated as of May 28, 2002, included in the Prospectus portion of this registration statement at Appendix B and incorporated herein by reference.

 4.1    Article 4 of the Restated Certificate of Incorporation of the Registrant filed as Exhibit 4.1 to the
        Registrant's Current Report on Form 8-K, dated February 21, 1995, including the amendment to
        Article 4 noted at Exhibit 4(B) above, and incorporated herein by reference.

 4.2    Amendment to Article 4 of Registrant's Restated Certificate of Incorporation, dated May 15, 1998, filed as Exhibit 4.2 to the Registrant's Registration Statement on Form S-4 (File No. 333-56241),
        effective June 22, 1998, and incorporated herein by reference.

 4.3    Article II of the Bylaws of the Registrant filed as Exhibit 4.2 to the Registrant's Current Report on
        Form 8-K, dated February 21, 1995, and incorporated herein by reference.

 4.4    Restated Dividend Reinvestment Plan of the Registrant dated April 18, 2001, Amendment No. 1 thereto dated as of June 10, 1986, filed as Exhibit 4(C) to the Registrant's Registration Statement on
        Form S-4 (File No. 33-07015), effective July 15, 1986, and Amendment No. 2 thereto filed as a Post-
        Effective Amendment to Form S-3 (File No. 33-62071) on June 18, 2001, and incorporated herein by reference.

 4.5    Trust Indenture dated as of March 25, 1986, included as Exhibit 4 to the Registrant's Amendment No.
        1 to Registration Statement on Form S-2, file number 33-4004, effective March 25, 1986, and incorporated herein by reference.

 4.6    All other instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries - not filed pursuant to clause 4(iii) of Item 601(b) of Regulation S-K to be furnished upon request of the Commission.

   5    Opinion of Miller, Hamilton, Snider & Odom, L.L.C. as to certain Delaware law issues of the securities being registered.

   8    Tax Opinion of PricewaterhouseCoopers LLP.

  12    Statements Regarding Computation of Earnings to Fixed Charges, filed as Exhibit 12 to the
        Registrant's Registration Statement on Form S-3 (File Nos. 333-83390 and 333-83390-01), effective
        March 11, 2002, and incorporated herein by reference.

23.1    Consent of PricewaterhouseCoopers LLP.

23.2    Consent of PricewaterhouseCoopers LLP.

23.3    Consent of Miller, Hamilton, Snider & Odom, L.L.C.

 23.4   Consent of Lehman Brothers Inc.

  24    Power of Attorney.

99.1    Form of Proxy of Palm Beach National Holding Company